UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM ~~10-K~~ ARS

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-15081

UnionBanCal Corporation

(Exact name of registrant as specified in its charter)

Delaware	**94-1234979**
(State of Incorporation)	(I.R.S. Employer Identification No.)

400 California Street
San Francisco, California 94104-1302
(Address and zip code of principal executive offices)

Registrant's telephone number: (415) 765-2969

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $1 par value per share
(Title of each class)

New York Stock Exchange
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ✓ No __

As of June 30, 2003, the aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was $1,534,920,455. The aggregate market value was computed by reference to the last sales price of such stock.

As of January 31, 2004, the number of shares outstanding of the registrant's Common Stock was 148,217,647.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated Document	Location in Form 10-K
Portions of the Proxy Statement for our April 28, 2004 Annual Meeting of Stockholders	Part III

INDEX

PART I

Item 1. Business

This document includes forward-looking information, which is subject to the "safe harbor" created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We may make forward-looking statements in other United States Securities and Exchange Commission (SEC) filings, press releases, news articles, conference calls with Wall Street analysts and stockholders and when we are speaking on behalf of UnionBanCal Corporation. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." These forward-looking statements are intended to provide investors with additional information with which they may assess our future potential. All of these forward-looking statements are based on assumptions about an uncertain future and are based on information available at the date such statements are issued. We do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

There are numerous risks and uncertainties that could and will cause actual results to differ materially from those discussed in our forward-looking statements. Many of these factors are beyond our ability to control or predict and could have a material adverse effect on our stock price, financial condition, and results of operations or prospects. Such risks and uncertainties include, but are not limited to, the following factors: adverse economic and fiscal conditions in California, global political and general economic conditions related to the war on terrorism, adverse economic conditions affecting certain industries, fluctuations in interest rates, the controlling interest in us of The Bank of Tokyo-Mitsubishi, Ltd. (BTM), which is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc., competition in the banking industry, statutory restrictions on dividends, adverse effects of current and future banking rules, regulations and legislation, and risks associated with various strategies we may pursue, including potential acquisitions, divestitures and restructurings. See also the section entitled "Certain Business Risk Factors" located near the end of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

All reports that we file electronically with the SEC, including the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on our internet website at www.uboc.com as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the SEC. These filings are also accessible on the SEC's website at www.sec.gov.

General

UnionBanCal Corporation and its banking subsidiary, Union Bank of California, N.A., were created on April 1, 1996, by the combination of Union Bank with BanCal Tri-State Corporation and its banking subsidiary, The Bank of California, N.A. The combination was accounted for as a reorganization of entities under common control, similar to a pooling of interests. Effective September 30, 2003, UnionBanCal Corporation reincorporated in the State of Delaware. As of December 31, 2003, BTM, our majority owner, owned approximately 63 percent of our outstanding common stock.

We provide a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, and Washington, but nationally and internationally as well.

Banking

Our operations are divided into four primary segments, which are described more fully in our Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 23 to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

The Community Banking and Investment Services Group. This group offers its customers a broad spectrum of financial products under one convenient umbrella. With a broad line of checking and savings, investment, loan and fee-based banking products, individual and business clients, including not-for-profit, small and institutional investors, can each have their specific needs met. These products are offered in 284 full-service branches, primarily in California, as well as in Oregon and Washington. In addition, the group offers international and settlement services, e-banking through our website, check cashing services at our Cash & Save® locations and loan and investment products tailored to our high net worth consumer customers through our offices of The Private Bank. Institutional customers are offered employee benefit, 401(k) administration, corporate trust, securities lending and custody (global and domestic) services. The group also includes a registered broker-dealer and a registered investment advisor, which provide investment advisory services and manage a proprietary mutual fund family.

In the fourth quarter of 2001, we acquired Armstrong/Robitaille, Inc., one of the top 100 insurance brokers in the United States. In December 2002, we acquired John Burnham & Company, a firm that provides a range of insurance services to its clients throughout the world, including risk management, liability, employee benefits, surety, workers' compensation, group medical and life, and personal lines. And, during 2003, we acquired two additional regional insurance brokers, Pleasanton, California-based Tanner Insurance Brokers, Inc., and Glendale, California-based Knight Insurance Agency. With offices in California and Oregon, these acquisitions allow us to offer an extensive array of cost-effective risk management services and insurance products to business and retail customers.

During 2002, we acquired the Simi Valley, California-based First Western Bank and Santa Clarita, California-based Valencia Bank & Trust, which added $490 million in assets to our balance sheet and 12 branches. During 2003, we acquired the Watsonville, California-based Monterey Bay Bank, which added $632 million in assets to our balance sheet and 8 branches. The integration of these three banks expanded our geographic footprint in the greater Los Angeles and greater Monterey Bay areas and provides us the opportunity to both increase our prospect opportunities and offer our existing consumer and commercial customer relationships a fuller range of financial services. In January 2004, we acquired Business Bank of California, a commercial bank headquartered in San Bernardino, California, with $704 million in assets and 15 full-service branches in the Southern California Inland Empire and the San Francisco Bay Area.

The bank and insurance agency acquisitions are examples of our commitment to expansion through targeted acquisitions, and are consistent with our strategies to diversify earnings and broaden our branch network.

The Commercial Financial Services Group. This group offers a variety of commercial financial services, including commercial loans and project financing, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products. The group's customers include middle-market companies, large corporations, real estate companies and other more specialized industry customers. In addition, specialized depository services are offered to title and escrow companies, retailers, domestic financial institutions, bankruptcy trustees and other customers with significant deposit volumes.

The International Banking Group. This group primarily provides correspondent banking and trade finance-related products and services to financial institutions worldwide, primarily in Asia. This group has a long and stable history of providing these services to that market.

The Global Markets Group. This group, in collaboration with our other business groups, offers customers a broad range of products. They include a variety of foreign exchange products and risk management products, such as interest rate swaps and options. The group trades money market and fixed income securities in the secondary market and serves institutional investment needs. The group also manages market-related risks for us as part of its responsibilities for asset/liability management, including funding our own liquidity needs and addressing our interest rate risk.

Employees

At January 31, 2004, we had 10,146 full-time equivalent employees.

Competition

Banking is a highly competitive business. We compete actively for loan, deposit, and other financial services business in California, Oregon, and Washington, as well as nationally and internationally. Our competitors include a large number of state and national banks and major foreign-affiliated or foreign banks, as well as many financial and nonfinancial firms, which offer services similar to those offered by our subsidiaries or us.

We believe that continued emphasis on enhanced services and distribution systems, an expanded customer base, increased productivity and strong credit quality, together with an established capital base, will position us to meet the challenges provided by this competition.

Monetary Policy

The operations of bank holding companies and their subsidiaries are affected by the credit and monetary policies of the Federal Reserve Board (FRB). The FRB influences the financial performance of bank holding companies and their subsidiaries through its management of the federal funds market rate, the money supply, and reserve requirements on bank deposits. Monetary policies of the FRB have had, and will continue to have, a significant effect on the operating results of financial institutions, including us.

Supervision and Regulation

We, the Mitsubishi Tokyo Financial Group, Inc. and BTM are subject to regulation under the Bank Holding Company Act of 1956 (BHCA), as amended, which subjects us to FRB reporting and examination requirements. Generally, the BHCA restricts any investment that we may make to no more than 5 percent of the voting shares of any non-banking entity, and we may not acquire more than 5 percent of the voting shares of any domestic bank without the prior approval of the FRB. Our activities are limited, with some exceptions, to banking, the business of managing or controlling banks, and other activities, which the regulatory authorities deem to be so closely related to banking as to be a "proper incident thereto."

Union Bank of California, N.A. and most of its subsidiaries are regulated by the Office of the Comptroller of the Currency (OCC). Our subsidiaries are also subject to extensive regulation, supervision, and examination by various other federal and state regulatory agencies. In addition, Union Bank of California, N.A. and its subsidiaries are subject to certain restrictions under the Federal Reserve Act, including restrictions on affiliate transactions. Dividends payable by Union Bank of California, N.A. to us are subject to restrictions under a formula imposed by the OCC unless express approval is given to exceed these limitations. For more information regarding restrictions on loans and dividends by Union Bank of California, N.A. to its affiliates and on transactions with affiliates, see Notes 17 and 22 to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires federal bank regulatory authorities to take "prompt corrective action" in dealing with inadequately capitalized banks. FDICIA established five tiers of capital measurement ranging from "well-capitalized" to "critically undercapitalized." It is our policy to maintain capital ratios above the minimum regulatory requirements for "well-capitalized" institutions for both Union Bank of California, N.A. and us. Management believes that, at December 31, 2003, Union Bank of California, N.A. and we met the requirements for "well-capitalized" institutions.

The activities of HighMark Capital Management, Inc. and UBOC Investment Services, Inc. are subject to the rules and regulations of the SEC as well as state securities regulators. UBOC Investment Services, Inc. is also subject to the rules and regulations of the National Association of Securities Dealers (NASD).

Armstrong/Robitaille, Inc., John Burnham & Company, and Tanner Insurance Brokers, Inc. are indirect subsidiaries of Union Bank of California, N.A., and are subject to the rules and regulations of the California Department of Insurance, as well as insurance regulators of other states.

Deposits of Union Bank of California, N.A. are insured up to regulatory limits by the Federal Deposit Insurance Corporation (FDIC), and, accordingly, are subjected to deposit insurance assessments to maintain the Bank Insurance Fund (BIF) and the Savings Association Insurance Fund (SAIF) administered by the FDIC. Union Bank of California, N.A. currently pays no insurance assessments on these deposits under the FDIC's risk-related assessment system. Although we believe there are no definite plans to raise assessment rates in 2004, we can give no assurance as to the future level of such insurance premiums.

There are additional requirements and restrictions in the laws of the United States and the states of California, Oregon, and Washington, as well as other states in which Union Bank of California, N.A. and its subsidiaries may conduct operations. These include restrictions on the levels of lending and the nature and amount of investments, as well as activities as an underwriter of securities, the opening and closing of branches and the acquisition of other financial institutions. Union Bank of California, N.A. is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and is also subject to the Community Reinvestment Act (CRA). The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low- and moderate-income neighborhoods. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities, including engaging in new activities or acquisitions of other banks or companies.

The international activities of Union Bank of California, N.A. are subject to the laws and regulations of the jurisdiction where business is being conducted, which may change from time to time and affect Union Bank of California, N.A.'s business opportunities and competitiveness in these jurisdictions. Furthermore, due to BTM's controlling ownership of us, regulatory requirements adopted or enforced by the Government of Japan may have an effect on the activities and investments of Union Bank of California, N.A. and us in the future.

The Gramm-Leach-Bliley (GLB) Act allows "financial holding companies" (FHCs) to offer banking, insurance, securities and other financial products. Specifically, the GLB Act amends section 4 of the BHCA in order to provide a framework for the engagement in new financial activities. Bank holding companies (BHCs), such as we may, elect to become an FHC if all of their subsidiary depository institutions are well-capitalized and well-managed. Under current FRB interpretations, a foreign bank, such as BTM, which owns a subsidiary U.S. bank holding company, must make the election on behalf of itself and its U.S. holding company. In addition, the foreign bank must be well-capitalized and well-managed in accordance with standards comparable to those required of U.S. banks as determined by the FRB and must have a "satisfactory" or better CRA rating. We do not expect that BTM will make an FHC election in the foreseeable future.

Under the GLB Act, "financial subsidiaries" of banks may engage in some types of activities beyond those permitted to banks themselves, provided certain conditions are met. Union Bank of California, N.A., has no plans to seek to form any "financial subsidiaries" in the foreseeable future.

The terrorist attacks in September, 2001, have impacted the financial services industry and have already led to federal legislation that attempts to address certain issues involving financial institutions. On October 26,

2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the USA Patriot Act).

Part of the USA Patriot Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (IMLAFATA). Among its provisions, IMLAFATA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLAFATA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLAFATA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours. IMLAFATA also amends the BHCA and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts.

Pursuant to IMLAFATA, the Secretary of the Treasury, in consultation with the heads of other government agencies, has adopted and proposed special measures applicable to banks, bank holding companies, and/or other financial institutions. These measures include enhanced record keeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

On July 30, 2002, in response to various high profile corporate scandals, the United States Congress enacted the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act aims to restore the credibility lost as a result of these scandals by addressing, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. The New York Stock Exchange has adopted and the SEC has approved additional corporate governance rules, which will become effective as of our April 28, 2004 annual meeting. The new rules are intended to allow stockholders to more easily and effectively monitor the performance of companies and directors.

Among other provisions, Section 302(a) of the Sarbanes-Oxley Act requires that our Chief Executive Officer and Chief Financial Officer certify that our quarterly and annual reports do not contain any untrue statement or omission of a material fact. Specific requirements of the certifications include having these officers confirm that they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our disclosure controls and procedures; they have made certain disclosures to our auditors and Audit Committee about our internal controls; and they have included information in our quarterly and annual reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to their evaluation.

In response to these requirements, we have established a Disclosure Committee to monitor compliance with these new rules. Membership of the Disclosure Committee is comprised of senior management from throughout the organization who we believe collectively provide an extensive understanding of our corporate operations. In addition, a project team has been established to strengthen the internal documentation requirements under sections 302 and 404 of the Sarbanes-Oxley Act and to document the process for assessing and testing our internal controls over financial reporting.

UnionBanCal Corporation and Union Bank of California, N.A. cannot be certain of the effect, if any, of the foregoing legislation on their business. Future changes in the laws, regulations, or policies that impact Union Bank of California, N.A., our other subsidiaries, and us cannot necessarily be predicted and may have a material effect on our business and earnings.

See our Consolidated Financial Statements starting on page F-46 for specific financial information about UnionBanCal Corporation and its subsidiaries.

Item 2. Properties

At December 31, 2003, we operated 280 full service branches in California, 4 full service branches in Oregon and Washington, and 21 international offices. In addition, we have another 45 limited service branches, including 5 Cash & Save® facilities, and 3 Private Bank offices. We own the property occupied by 96 of the domestic offices and lease the remaining properties for periods of five to twenty years.

We own two administrative facilities in San Francisco, two in Los Angeles, and three in San Diego. Other administrative offices in San Francisco, Los Angeles, Portland, Seattle, and New York operate under leases expiring in one to twenty-six years.

Rental expense for branches and administrative premises is described in Note 5 to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 3. Legal Proceedings

We are subject to various pending and threatened legal actions that arise in the normal course of business. We maintain reserves for losses from legal actions that are both probable and estimable.

Union Bank of California, N.A., our major subsidiary (the Bank), has been named in two suits pending in the United States District Court for the Central District of California, Christensen v. Union Bank of California (formerly captioned as Rockoff v. Union Bank of California et al.) (filed December 21, 2001) and Neilson v. Union Bank of California et al (filed September 4, 2002), and one suit in Los Angeles County Superior Court, Kilpatrick v. Orrick Herrington & Sutcliffe, et al. (filed April 22, 2003 as to the Bank). The plaintiffs in these suits collectively seek in excess of $250 million, which is alleged to have been lost by those who invested money in various investment arrangements conducted by an individual named Reed Slatkin. Mr. Slatkin is alleged to have been operating a fraudulent investment scheme commonly referred to as a "Ponzi" scheme. The plaintiffs in the Christensen case are various investors in the arrangements conducted by Mr. Slatkin, and the plaintiffs in the Neilson case include both investors and the trustee of Mr. Slatkin's bankruptcy estate. A substantial majority of those who invested with Mr. Slatkin had no relationship with the Bank. A small minority, comprising less than five percent of the investors, had custodial accounts with the Bank. The Neilson case seeks to impose liability upon the Bank and two other financial institutions for both the losses suffered by those custodial customers as well as investors who had no relationship with the Bank. The plaintiff in the Kilpatrick case is an individual investor who seeks recovery of funds placed in an account for a limited liability company that he formed with Mr. Slatkin. Tentative settlements, which are currently being documented, have been reached in both the Christensen and Kilpatrick cases.

Another suit, Grafton Partners LP v. Union Bank of California, is pending in Alameda County Superior Court (filed March 12, 2003). That suit concerns an unrelated "Ponzi" scheme perpetrated by PinnFund, USA, located in San Diego, California. The victims of this scheme seek $235 million from the Bank. They assert that the Bank improperly opened and administered a deposit account, which was used by PinnFund in furtherance of the fraud.

The Bank has numerous legal defenses to the Grafton and Neilson cases. Based on our evaluation to date of these claims, management believes that they will not result in a material adverse effect on our financial position or results of operations. In addition, we believe that the disposition of all other claims currently pending will also not have a material adverse effect on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the New York Stock Exchange under the symbol UB. As of January 30, 2004, our common stock was held by approximately 2,765 stockholders of record. At December 31, 2003, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) held approximately 63 percent of our common stock. During 2002 and 2003, the average daily trading volume of our common stock was approximately 443,032 shares and 269,838 shares, respectively. At December 31, 2001, 2002 and 2003, our common stock closed at $38.00 per share, $39.27 per share, and $57.54 per share, respectively. The following table presents stock quotations for each quarterly period for the two years ended December 31, 2002 and 2003.

	2002		2003	
	High	Low	High	Low
First quarter	$44.02	$34.98	$42.50	$37.77
Second quarter	49.60	43.30	43.39	39.20
Third quarter	48.40	38.70	50.83	42.40
Fourth quarter	44.40	35.65	58.45	50.35

The following table presents quarterly per share cash dividends declared for 2002 and 2003:

	2002	2003
First quarter	$0.25	$0.28
Second quarter	0.28	0.31
Third quarter	0.28	0.31
Fourth quarter	0.28	0.31

On October 22, 2003, our Board of Directors approved a quarterly common stock dividend of $0.31 per share for the fourth quarter of 2003. Future dividends will depend upon our earnings, financial condition, capital requirements and other factors as our Board of Directors may deem relevant.

We offer a dividend reinvestment and stock purchase plan that allows stockholders to reinvest dividends in our common stock at market price. BTM did not participate in the plan during 2002 and 2003. For further information about these plans, see Note 13 to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Our ability to declare and pay dividends is affected by certain legal restrictions. See Note 17 to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 6. Selected Financial Data

See page F-1 of this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

See pages F-1 through F-45 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

See pages F-29 through F-32 of this Annual Report on Form 10-K.

Item 8. Consolidated Financial Statements and Supplementary Data

See pages F-46 through F-102 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) have concluded that the design and operation of our disclosure controls and procedures are effective as of December 31, 2003. This conclusion is based on an evaluation conducted under the supervision and with the participation of management. Disclosure controls and procedures are those controls and procedures which ensure that information required to be disclosed in this filing is accumulated and communicated to management and is recorded, processed, summarized and reported in a timely manner and in accordance with Securities and Exchange Commission rules and regulations.

During the quarter ended December 31, 2003, there were no changes in our internal controls over financial reporting that materially affected, or are reasonably likely to affect, our internal controls over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

Reference is made to the information contained in the sections entitled "Audit Committee," "Election of Directors" and "Compliance with Section 16 of the 1934 Act" of our Proxy Statement for our April 28, 2004 Annual Meeting of Stockholders for incorporation by reference of information concerning directors and persons nominated to become directors of UnionBanCal Corporation and the UnionBanCal Corporation Audit Committee.

Corporate Governance

We have adopted the following:

- A Code of Ethics applicable to senior financial officers, including our Chief Executive Officer, Chief Financial Officer and Controller;
- Business Standards of Conduct, which is a code of ethics and conduct applicable to all officers and employees;
- A Code of Ethics applicable to directors of UnionBanCal Corporation and Union Bank of California, N.A.;
- Corporate Governance Guidelines to promote the effective functioning of the activities of the UnionBanCal Corporation Board of Directors and to promote a common set of expectations as to how the Board, its Committees, individual directors and management should perform their functions; and
- Charters for the Committees of the Board, including the Audit Committee, Corporate Governance Committee, Executive Compensation & Benefits Committee, Finance & Capital Committee, Public Policy Committee and Trust Committee.

A copy of each of these committee charters, Codes of Ethics, Business Standards of Conduct and Corporate Governance Guidelines is posted on our website, or is available, without charge, upon the written request of any stockholder directed to the Secretary of UnionBanCal Corporation, 400 California Street, San

Francisco, California 94104-1302. We intend to disclose promptly any amendment to, or waiver from any provision of, the Code of Ethics applicable to senior financial officers, and any waiver from any provision of the Code of Ethics applicable to directors or the Business Standards of Conduct applicable to executive officers, on our website. Our website address is www.uboc.com.

The following information pertains to our executive officers as of December 31, 2003:

Executive Officer	Age	Principal Occupations For The Past Five Years
Tetsuo Shimura	65	Tetsuo Shimura was elected Chairman and Director of UnionBanCal Corporation and Union Bank of California, N.A. effective the close of business October 22, 2003. He previously served on the Boards of Directors of UnionBanCal Corporation and Union Bank of California, N.A. from June 1997 to July 1998. Mr. Shimura served as Deputy President of The Bank of Tokyo-Mitsubishi, Ltd. from July 2001 to June 2003. Prior to that he served as Senior Managing Director and Chief Executive, Global Corporate Banking Business Unit of The Bank of Tokyo-Mitsubishi, Ltd. from July 2000 to July 2001 and Managing Director and Chief Executive Officer, North American Headquarters of The Bank of Tokyo-Mitsubishi, Ltd. from May 1997 to June 1998.
Norimichi Kanari	57	Mr. Kanari, has served as President and Chief Executive Officer of UnionBanCal Corporation and Union Bank of California since July 2001. He served as Vice Chairman of UnionBanCal Corporation and Union Bank of California from July 2000 to July 2001. From May 1999 to July 2000, he served as General Manager of the Corporate Banking Division in the Osaka Branch of The Bank of Tokyo-Mitsubishi, Ltd., after serving from August 1997 to May 1999 as director and General Manager of The Bank of Tokyo-Mitsubishi, Ltd.'s New York Branch and Cayman Branch. He has served as a director of The Bank of Tokyo-Mitsubishi, Ltd., since June 1997. Mr. Kanari has been a director of UnionBanCal Corporation and Union Bank of California, N.A. since July 2000.
Takaharu Saegusa	51	Mr. Saegusa has served as Deputy Chairman of UnionBanCal Corporation since March 2001, and he served as Executive Vice President from February to March 2001. He served as Deputy General Manager, Japanese Corporate Banking Group, at The Bank of Tokyo-Mitsubishi Ltd.'s New York Branch from June 1998 to February 2001. Mr. Saegusa has been a director of UnionBanCal Corporation and Union Bank of California, N.A. since March 2001.
Richard C. Hartnack	58	Mr. Hartnack has served as Vice Chairman and head of the Community Banking and Investment Services Group for UnionBanCal Corporation and Union Bank of California, N.A. since September 1999, and from April 1996 to September 1999 as head of the Community Banking Group. Mr. Hartnack has served as a Director of UnionBanCal Corporation since June 1991.
Robert M. Walker	62	Mr. Walker has served as Vice Chairman and head of the Commercial Financial Services Group for UnionBanCal Corporation and Union Bank of California, N.A. since April 1996. Mr. Walker has served as a Director of UnionBanCal Corporation since July 1992.

Executive Officer	Age	Principal Occupations For The Past Five Years
Linda F. Betzer	58	Ms. Betzer has served as Executive Vice President and head of the Operations and Customer Services Group for UnionBanCal Corporation and Union Bank of California, N.A. since January 2000. She served as Executive Vice President of Commercial Customer Services from April 1996 to January 2000.
JoAnn M. Bourne	48	Ms. Bourne has served as Executive Vice President and head of the Commercial Deposits and Treasury Management Group for UnionBanCal Corporation and Union Bank of California, N.A. since April 2003. She served as head of the Commercial Banking Group from January 2002 to April 2003. Prior to that position, she managed Commercial Deposit Services, first as a Senior Vice President from 1997, then in March 2000, as the Executive Vice President of the division.
Paul E. Fearer	60	Mr. Fearer has served as Executive Vice President and Director of Human Resources for UnionBanCal Corporation and Union Bank of California, N.A. since April 1996.
Philip B. Flynn	46	Mr. Flynn has served as Executive Vice President and Chief Credit Officer of UnionBanCal Corporation and Union Bank of California, N.A. since September 2000. He served as Executive Vice President and head of Specialized Lending from May 2000 to September 2000 and as Executive Vice President and head of the Commercial Banking Group from June 1998 to May 2000. He served as Executive Vice President and head of Energy Capital Services from September 1996 to April 2000.
Katsuyoshi Hamahashi . . .	54	Mr. Hamahashi has served as head of Global Markets Group for UnionBanCal Corporation and Union Bank of California, N.A. since October 1998 and as Executive Vice President and Treasurer of UnionBanCal Corporation and Union Bank of California, N.A. since April 1996.
Ronald H. Kendrick	62	Mr. Kendrick has served as Executive Vice President and head of the Community Banking Group for UnionBanCal Corporation and Union Bank of California, N.A. since December 2000. He served as Executive Vice President and Southern California Area Executive for Union Bank of California, N.A. from March 1994 to December 2000.
David I. Matson	59	Mr. Matson has served as Executive Vice President and Chief Financial Officer of UnionBanCal Corporation and Union Bank of California, N.A. since July 1998. He served as Executive Vice President and Director of Finance of UnionBanCal Corporation and Union Bank of California, N.A. from August 1997 to July 1998.
John H. McGuckin, Jr	57	Mr. McGuckin has served as Executive Vice President, General Counsel and Secretary for UnionBanCal Corporation and Union Bank of California, N.A. since September 2000. He served as Executive Vice President and General Counsel of UnionBanCal Corporation from January 1998 to September 2000 and served as Executive Vice President and General Counsel of Union Bank of California, N.A. from April 1996 until September 2000.

Executive Officer	Age	Principal Occupations For The Past Five Years
Magan C. Patel	66	Mr. Patel has served as Executive Vice President and head of the International Banking Group for UnionBanCal Corporation and Union Bank of California, N.A. since April 1996.
Charles L. Pedersen	60	Mr. Pedersen has served as Executive Vice President and head of the Systems Technology and Item Processing Group for UnionBanCal Corporation and Union Bank of California, N.A. since April 1996.
Osamu Uno	51	Mr. Uno has served as Executive Vice President and head of the Pacific Rim Corporate Group of UnionBanCal Corporation and Union Bank of California, N.A. and General Manager of the Los Angeles Branch of The Bank of Tokyo-Mitsubishi, Ltd. since March 2001. He served as General Manager, Corporate Banking Credit Division of The Bank of Tokyo-Mitsubishi, Ltd. from July 2000 to February 2001 and Co-General Manager, Credit Supervision Division No. 2 of The Bank of Tokyo-Mitsubishi, Ltd. from April 1996 to June 2000.

Executive Officers

On February 25, 2004, UnionBanCal Corporation announced that, effective April 1, 2004, Philip B. Flynn, Executive Vice President and Chief Credit Officer, will succeed Robert M. Walker as head of the Commercial Financial Services Group. Also effective April 1, 2004, Bruce H. Cabral, Executive Vice President, will succeed Mr. Flynn as Chief Credit Officer.

The term of office of an executive officer extends until the officer resigns, is removed, retires, or is otherwise disqualified for service. There are no family relationships among the executive officers.

Item 11. Executive Compensation

Information concerning executive compensation is incorporated by reference from the text under the captions "Executive Compensation" and "Director Compensation" in the Proxy Statement for our April 28, 2004 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning ownership of the equity stock of UnionBanCal Corporation by certain beneficial owners and management is incorporated by reference from page 1 and the text under the caption "Security Ownership by Management" in the Proxy Statement for our April 28, 2004 Annual Meeting of Stockholders.

The following table provides information relating to our equity compensation plans as of December 31, 2003:

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation approved by stockholders	9,008,011	$37.12	5,347,715
Equity compensation not approved by stockholders	—	—	—
	9,008,011	$37.12	5,347,715

All equity compensation plans have been approved by the stockholders. At December 31, 2003, there were 5,347,715 shares of common stock available for future issuance as either stock options or restricted stock under the Stock Plans. For additional information concerning our equity compensation plans, see Note 14 to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions

Information concerning certain relationships and related transactions with officers, directors, and The Bank of Tokyo-Mitsubishi, Ltd. is incorporated by reference from the text under the caption "Transactions with Management and Others" in our Proxy Statement for our April 28, 2004 Annual Meeting of Stockholders.

Item 14. Principal Accounting Fees and Services

Reference is made to the information contained in the section entitled, "Ratification of Selection of Independent Auditors" of the Proxy Statement for our April 28, 2004 Annual Meeting of Stockholders for incorporation by reference of information concerning principal accounting fees and services.

PART IV

Item 15. Exhibits, Consolidated Financial Statement Schedules, and Reports on Form 8-K

(a)(1) Financial Statements

Our Consolidated Financial Statements, the Management Statement, and the independent auditors' report are set forth on pages F-47 through F-104. (See index on page F-46).

(a)(2) Financial Statement Schedules

All schedules to our Consolidated Financial Statements are omitted because of the absence of the conditions under which they are required or because the required information is included in our Consolidated Financial Statements or accompanying notes.

(a)(3) Exhibits

No.	Description
3.1	Restated Certificate of Incorporation of the Registrant[1]
3.2	By-laws of the Registrant[1]
4.1	Trust Indenture between UnionBanCal Corporation and the First National Bank of Chicago, as Trustee, dated February 19, 1999[2]
4.2	Trust Indenture between UnionBanCal Corporation and J.P. Morgan Trust Company, National Association, as Trustee, dated December 8, 2003[3]
10.1	UnionBanCal Corporation Management Stock Plan. (As restated effective June 1, 1997)*[4]
10.2	Union Bank of California Deferred Compensation Plan. (January 1, 1997, Restatement, as amended November 21, 1996)*[5]
10.3	Union Bank of California Senior Management Bonus Plan. (Effective January 1, 2000)*[6]
10.4	Richard C. Hartnack Employment Agreement. (Effective January 1, 1998)*[7]
10.5	Robert M. Walker Employment Agreement. (Effective January 1, 1998)*[7]
10.6	Union Bank of California, N.A. Supplemental Executive Retirement Plan. (Effective January 1, 1988) (Amended and restated as of January 1, 1997)*[4]
10.7	Union Bank Financial Services Reimbursement Program. (Effective January 1, 1996)*[8]
10.9	1997 UnionBanCal Corporation Performance Share Plan, as amended. (As amended, effective January 1, 2001)*[6]
10.10	Service Agreement Between Union Bank of California and The Bank of Tokyo-Mitsubishi Ltd. (Effective October 1, 1997)*[4]
10.11	Year 2000 UnionBanCal Corporation Management Stock Plan. (As restated effective January 1, 2000)*[9]
10.12	Union Bank of California, N.A. Supplemental Retirement Plan for Policy Making Officers (Effective November 1, 1999)[10]
10.13	Philip B. Flynn Employment Agreement (Effective September 21, 2000)*[11]
10.14	David I. Matson Employment Agreement (Effective January 1, 1998)*[12]
10.15	Form of Change-of-Control Agreement, dated as of May 1, 2003, between UnionBanCal Corporation and each of the policy-making officers of UnionBanCal Corporation[12]
12.1	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements[13]
21.1	Subsidiaries of the Registrant[13]
23.1	Consent of Deloitte & Touche LLP[13]
24.1	Power of Attorney[13]
24.2	Resolution of Board of Directors[13]
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002[13]

No.	Description
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002[13]
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002[13]
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002[13]

(1) Incorporated by reference to the UnionBanCal Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(2) Incorporated by reference to the UnionBanCal Corporation Current Report on Form 8-K dated February 11, 2001.

(3) Incorporated by reference to the UnionBanCal Corporation Current Report on Form 8-K dated December 8, 2003.

(4) Incorporated by reference to the UnionBanCal Corporation Annual Report on Form 10-K for the year ended December 31, 1997 (SEC File No. 1-15081).

(5) Incorporated by reference to the UnionBanCal Corporation Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 1-15081).

(6) Incorporated by reference to the UnionBanCal Corporation Definitive Proxy Statement on Form 14A filed on March 27, 2001.

(7) Incorporated by reference to the UnionBanCal Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (SEC File No. 1-15081).

(8) Incorporated by reference to the UnionBanCal Corporation Current Report on Form 8-K dated April 1, 1996 (SEC File No. 1-15081).

(9) Incorporated by reference to the UnionBanCal Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

(10) Incorporated by reference to the UnionBanCal Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(11) Incorporated by reference to the UnionBanCal Corporation Annual Report on Form 10-K for the year ended December 31, 2001.

(12) Incorporated by reference to the UnionBanCal Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

(13) Provided herewith.

* Management contract or compensatory plan, contract or arrangement.

(b) Reports on Form 8-K

We filed a report on Form 8-K dated October 1, 2003, reporting under Item 5 thereof in connection with UnionBanCal's change in state of incorporation to Delaware from California.

We furnished a report on Form 8-K dated October 15, 2003, reporting under Item 12 thereof that UnionBanCal Corporation issued a press release concerning earnings for the third quarter of 2003.

We filed a report on Form 8-K dated December 3, 2003, reporting under Item 5 and Item 7 thereof to provide certain exhibits in connection with UnionBanCal's Registration Statement on Form S-3 (file Nos. 333-109304 through 109304-03).

We filed a report on Form 8-K dated December 8, 2003, reporting under Item 5 thereof that regulatory approval was granted for Union Bank of California, N.A. to acquire Business Bank of California.

We filed a report on Form 8-K dated December 8, 2003, reporting under Item 5 and Item 7 thereof to provide certain exhibits, in connection with UnionBanCal's Registration Statement on Form S-3 (file Nos. 333-109304 through 109304-03), concerning agreements entered into in connection with the consummation of its previously announced underwritten public offering of $400 million aggregate principal amount of its 5.25% Subordinated Notes due 2013.

UnionBanCal Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial Data

(Dollars in thousands, except per share data)	As of and for the Years Ended December 31, 1999	2000	2001	2002	2003
Results of operations:					
Net interest income[1]	$ 1,419,019	$ 1,587,008	$ 1,526,099	$ 1,564,556	$ 1,571,619
Provision for credit losses	65,000	440,000	285,000	175,000	75,000
Noninterest income	586,759	647,180	668,066	685,275	794,253
Noninterest expense	1,281,973	1,130,185	1,191,836	1,296,965	1,408,353
Income before income taxes[1]	658,805	664,003	717,329	777,866	882,519
Taxable-equivalent adjustment	3,186	2,568	2,057	2,587	2,553
Income tax expense	213,888	221,535	233,844	247,376	292,827
Net income	$ 441,731	$ 439,900	$ 481,428	$ 527,903	$ 587,139
Per common share:					
Net income (basic)	$ 2.65	$ 2.72	$ 3.05	$ 3.41	$ 3.94
Net income (diluted)	2.64	2.72	3.04	3.38	3.90
Dividends[2]	0.82	1.00	1.00	1.09	1.21
Book value (end of period)	18.18	20.17	22.66	24.94	25.66
Common shares outstanding (end of period)	164,282,622	159,234,454	156,483,511	150,702,363	145,758,156
Weighted average common shares outstanding (basic)	166,382,074	161,604,648	157,844,745	154,757,817	148,917,249
Weighted average common shares outstanding (diluted)	167,149,207	161,989,388	158,623,454	156,414,940	150,645,193
Balance sheet (end of period):					
Total assets	$ 33,684,776	$ 35,162,475	$ 36,038,746	$ 40,169,773	$ 42,498,467
Total loans	25,912,958	26,010,398	24,994,030	26,728,083	25,934,753
Nonperforming assets	169,780	408,304	492,482	337,404	286,890
Total deposits	26,256,607	27,283,183	28,556,199	32,840,815	35,532,283
Medium and long-term debt	298,000	200,000	399,657	418,360	820,488
Junior subordinated debt	—	—	—	—	363,940
Trust preferred securities	350,000	350,000	363,928	365,696	—
Stockholders' equity	2,987,468	3,211,565	3,546,242	3,758,189	3,740,436
Balance sheet (period average):					
Total assets	$ 32,141,497	$ 33,672,058	$ 34,619,222	$ 36,108,496	$ 40,470,483
Total loans	25,024,777	26,310,420	25,951,021	25,835,075	26,425,096
Earning assets	29,017,122	30,379,730	31,291,782	32,983,371	36,622,680
Total deposits	23,893,045	25,527,547	26,542,312	28,753,185	33,446,436
Stockholders' equity	2,939,591	3,139,844	3,467,719	3,739,530	3,831,032
Financial ratios:					
Return on average assets	1.37%	1.31%	1.39%	1.46%	1.45%
Return on average stockholders' equity	15.03	14.01	13.88	14.12	15.33
Efficiency ratio[3]	63.98	50.59	54.32	57.64	59.53
Net interest margin[1]	4.89	5.22	4.87	4.74	4.29
Dividend payout ratio	30.94	36.76	32.79	31.96	30.71
Tangible equity ratio	8.70	9.01	9.62	8.93	8.20
Tier 1 risk-based capital ratio	9.94	10.24	11.47	11.18	11.31
Total risk-based capital ratio	11.79	12.07	13.35	12.93	14.14
Leverage ratio	10.10	10.19	10.53	9.75	9.03
Allowance for credit losses to total loans	1.82	2.36	2.54	2.28	2.06
Allowance for credit losses to nonaccrual loans	281.00	153.48	129.00	180.94	189.53
Net loans charged off to average total loans	0.22	1.13	1.02	0.80	0.61
Nonperforming assets to total loans, distressed loans held for sale, and foreclosed assets	0.66	1.57	1.97	1.26	1.11
Nonperforming assets to total assets	0.50	1.16	1.37	0.84	0.68

(1) Amounts are on a taxable-equivalent basis using the federal statutory tax rate of 35 percent.

(2) Dividends per share reflect dividends declared on UnionBanCal Corporation's common stock outstanding as of the declaration date.

(3) The efficiency ratio is noninterest expense, excluding foreclosed asset expense (income), as a percentage of net interest income (taxable-equivalent) and noninterest income. Foreclosed asset expense (income) was $(1.3) million, $(0.1) million, $(0.0) million, $0.1 million, and $(0.1) million for 1999 through 2003, respectively.

This document includes forward-looking information, which is subject to the "safe harbor" created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We may make forward-looking statements in other United States Securities and Exchange Commission (SEC) filings, press releases, news articles, conference calls with Wall Street analysts and stockholders and when we are speaking on behalf of UnionBanCal Corporation. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." These forward-looking statements are intended to provide investors with additional information with which they may assess our future potential. All of these forward-looking statements are based on assumptions about an uncertain future and are based on information available at the date such statements are issued. We do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

There are numerous risks and uncertainties that could and will cause actual results to differ materially from those discussed in our forward-looking statements. Many of these factors are beyond our ability to control or predict and could have a material adverse effect on our stock price, financial condition, and results of operations or prospects. Such risks and uncertainties include, but are not limited to, the following factors: adverse economic and fiscal conditions in California, global political and general economic conditions related to the war on terrorism, adverse economic conditions affecting certain industries, fluctuations in interest rates, the controlling interest in us of The Bank of Tokyo-Mitsubishi, Ltd. (BTM), which is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. (MTFG), competition in the banking industry, statutory restrictions on dividends, adverse effects of current and future banking rules, regulations and legislation, and risks associated with various strategies we may pursue, including potential acquisitions, divestitures and restructurings. See also the section entitled "Certain Business Risk Factors" located near the end of "Management's Discussion and Analysis of Financial Condition and Results of Operation."

All reports that we file electronically with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on our internet website at www.uboc.com as soon as reasonably practicable after we electronically file such reports with, or furnish them to the SEC. These filings are also accessible on the SEC's website at www.sec.gov.

You should read the following discussion and analysis of our consolidated financial position and results of our operations for the years ended December 31, 2001, 2002 and 2003 together with our Consolidated Financial Statements and the Notes to Consolidated Financial Statements included in this Annual Report. Averages, as presented in the following tables, are substantially all based upon daily average balances.

Introduction

We are a California-based, commercial bank holding company with consolidated assets of $42.5 billion at December 31, 2003. During 2003, UnionBanCal Corporation changed its state of incorporation from California to Delaware.

UnionBanCal Corporation and its banking subsidiary, Union Bank of California, N.A. (the Bank), were created on April 1, 1996, by the combination of Union Bank with BanCal Tri-State Corporation and its banking subsidiary, The Bank of California, N.A. The combination was accounted for as a reorganization of entities under common control, similar to a pooling of interests. At December 31, 2003, BTM, our majority owner, owned approximately 63 percent of our outstanding common stock.

Executive Overview

We are providing you with an overview of what we believe are the most significant events that impacted our results for 2003. You should carefully read the rest of this document for more detailed information that will complete your understanding of trends, events and uncertainties that impact us.

Our largest subsidiary is Union Bank of California, N.A., a commercial bank that derives most of its revenues from lending, deposit taking and trust services to customers primarily in California. We also service customers in the western United States, nationally and internationally. Interest rates, business conditions and customer confidence all affect our ability to generate revenues. In addition, the regulatory environment and competition can challenge our ability to generate those revenues.

Credit quality in the commercial lending area improved significantly in 2003. The improvements came from a restructuring of our loan portfolio, designed to reduce risk inherent in the portfolio and increase granularity. During the last few years, we have exited or sharply reduced our exposure in several businesses, such as non-core syndicated loans, auto leases and indirect auto lending. As a result, we lowered our provision for credit losses over 2003, reduced our allowance for credit losses and our nonaccrual loans. We expect to see continued improvements in our credit quality in 2004, assuming that the economy's positive momentum continues.

The uncertainties of an economic turnaround continued well into 2003, causing our commercial lending activities to be sluggish with commercial loan balances declining below the previous year's level. In the fourth quarter of 2003, we saw some improvement in the economic outlook and we anticipate that as the economy improves, commercial lending will increase during 2004.

Record low levels of interest rates reduced our net interest income, as our variable rate loans repriced more quickly than our interest bearing deposits. A significant contributor to the reduced asset yields were mortgage refinances that further reduced our net interest income on our residential mortgage loans and our mortgage-backed securities portfolio. Derivative contracts, used to hedge the impact of falling interest rates on our lending activities, began to expire in late 2003, further compressing our net interest margin. A discussion of the impact of our hedges is included in our detailed analysis of net interest income. We expect that as business activity picks up and interest rates rise our interest income will rise as well.

Growth in core deposits was particularly strong in 2003 providing us with a low cost of funding, which is a competitive advantage. Average demand deposits for 2003 were 46 percent of average total deposits, contributing to an average all-in cost of funds (interest expense divided by total interest bearing liabilities and noninterest bearing deposits) of 0.56 percent for the year. We attract deposits by offering a variety of cash management products aimed at business clients, including web cash management, check imaging, remittance and depository services and disbursements. In addition we made several bank acquisitions and opened a number of de novo branches in 2002 and 2003, which further expanded our business locations in California.

Noninterest income rose 16 percent in 2003 from increases in service charges, insurance agency commissions and international commissions and fees. As part of our strategic initiatives, we are focused on identifying opportunities for growing noninterest income.

Although noninterest expense rose 9 percent in 2003, much of that increase related to investments that we made in bank and insurance agency acquisitions and technology. We believe that these investments will bring opportunities for growth in our business by increasing our customer base and expanding the services we can provide.

Critical Accounting Policies

General

UnionBanCal Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and the general practices of the banking industry. The financial information contained within our statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. In many instances, we use a discount factor to determine the present value of assets and liabilities. A change in the discount factor could increase or decrease the values of those assets and liabilities and such a change would result in either a beneficial or adverse impact to our financial results. We use historical loss factors, adjusted for current conditions, to determine the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the loss factors that we use. Other estimates that we use are employee turnover factors for pension purposes, residual values in our leasing portfolio, fair value of our derivatives and securities, expected useful lives of our depreciable assets and assumptions regarding our effective income tax rates. We enter into derivative contracts to accommodate our customers and for our own risk management purposes. The derivative contracts are generally foreign exchange, interest rate swap and interest rate option contracts, although we could enter into other types of derivative contracts. We value these contracts at fair value, using either readily available, market quoted prices or from information that can be extrapolated to approximate a market price. We have not historically entered into derivative contracts for our customers or for ourselves, which relate to credit, commodity, energy, or weather-related indices. We are subject to US GAAP that may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Our most significant estimates are approved by our Chief Executive Officer (CEO) Forum, which is comprised of our most senior officers. At each financial reporting period, a review of these estimates is then presented to the Audit Committee of our Board of Directors.

All of our significant accounting policies are identified in Note 1 to our Consolidated Financial Statements included in this Annual Report. The following describes our most critical accounting policies and our basis for estimating the allowance for credit losses, pension obligations and asset impairment.

Allowance for Credit Losses

The allowance for credit losses is an estimate of the losses that may be sustained in our loan and lease portfolio. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. Our allowance for credit losses has three components: the formula allowance, the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses a model based, in part, on historical losses as an indicator of future losses and, as a result, could differ from the losses incurred in the future. However, this history is updated quarterly to include any data that makes the historical data more relevant. Moreover, management adjusts the historical loss estimates for conditions that more accurately capture probable losses inherent in the portfolio. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, discounted cash flows, fair market value of collateral and secondary market information are all used to estimate those losses. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, as well as to industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowances. We have recorded an allowance for credit losses of $533 million as of December 31, 2003, based upon our assessment of the probability of loss. We estimate, based on our review of our portfolio, that the range of loss for our allowance for credit losses at December 31, 2003, could be $446 million to $540 million. For further information regarding our allowance for credit losses, see "Allowance for Credit Losses" beginning on page F-17.

Pension Obligations

Our pension obligations and related assets of our retirement benefit plan are presented in Note 7 to our Consolidated Financial Statements included in this Annual Report. Plan assets, which consist primarily of marketable equity and debt instruments, are valued using market quotations. Plan obligations and the annual benefit expense are determined by independent actuaries and through key assumptions. Key assumptions in measuring the plan obligations are the discount rate, the rate of compensation increases, and the estimated future return on plan assets. In determining the discount rate, we use the yield on high-quality, fixed-income investments currently available with maturities corresponding to the anticipated timing of the future benefit payments. Compensation increase assumptions are based upon historical experience and anticipated future management actions. Asset returns are based upon the anticipated average rate of earnings expected on the invested funds of the plan. We estimate the 2004 net periodic pension cost will be approximately $22.9 million, assuming a 2004 contribution of $80 million. The primary reason for the increase from 2003 net periodic pension cost is the decrease in the assumed discount rate from 6.75 percent to 6.25 percent. The 2004 estimate for net periodic pension cost was actuarially determined using a discount rate of 6.25 percent and an expected return of 8.25 percent and an expected compensation increase assumption of 4.5 percent. A 50 basis point increase in either the discount rate, expected return on plan assets, or the rate of increase in future compensation levels would decrease (increase) 2004 periodic pension cost by $9.7 million, $4.9 million, and ($3.5) million, respectively. A 50 basis point decrease in either the discount rate, expected return on plan assets, or the rate of increase in future compensation levels would increase (decrease) 2004 periodic benefit cost by $10.1 million, $4.9 million, and $(3.4) million, respectively.

Asset Impairment

We make estimates and assumptions when preparing our consolidated financial statements for which actual results will not be known for some time. This includes the recoverability of long-lived assets employed in our business, including those of acquired businesses and other-than-temporary impairment in our securities portfolio. We test annually goodwill from our acquisitions and we determined that no impairment existed. We test our private capital investments for impairment quarterly by reviewing a company's business model, current and projected financial performance, liquidity and overall economic and market conditions and during 2003 we had $7 million of impairment. We test our non-investment grade debt securities for impairment quarterly and during 2003 we had less than $1 million of other-than-temporary impairment in the collateralized loan obligation (CLO) portfolio. The entire CLO portfolio had a total market value of $293 million at December 31, 2003. Impairment testing of these securities requires the use of a number of assumptions related to cash flows, recovery rates, default rates, market valuations and reinvestment of cash flows during the reinvestment period. This portfolio of securities is highly diversified, which will mitigate the risk that downturns in any one industry segment will significantly impair the portfolio. At December 31, 2003, the portfolio was comprised of 61 securities with an average investment market value of $4.8 million.

Financial Performance

Summary of Financial Performance

(dollars in thousands)	2001	2002	2003	Increase (Decrease) 2002 versus 2001 Amount	Percent	2003 versus 2002 Amount	Percent
Results of Operations							
Net interest income[1]	$1,524,042	$1,561,969	$1,569,066	$ 37,927	2.5%	$ 7,097	0.5%
Noninterest income							
Service charges on deposit accounts	245,116	275,820	311,417	30,704	12.5	35,597	12.9
Trust and investment management fees	154,092	143,953	136,347	(10,139)	(6.6)	(7,606)	(5.3)
International commissions and fees	71,337	76,956	86,505	5,619	7.9	9,549	12.4
Insurance commissions	1,445	27,847	62,652	26,402	nm	34,805	125.0
Other noninterest income	196,076	160,699	197,332	(35,377)	(18.0)	36,633	22.8
Total noninterest income	668,066	685,275	794,253	17,209	2.6	108,978	15.9
Total revenue	2,192,108	2,247,244	2,363,319	55,136	2.5	116,075	5.2
Provision for credit losses	285,000	175,000	75,000	(110,000)	(38.6)	(100,000)	(57.1)
Noninterest expense							
Salaries and employee benefits	659,840	731,166	808,804	71,326	10.8	77,638	10.6
Net occupancy	95,152	106,592	124,274	11,440	12.0	17,682	16.6
Intangible asset amortization	16,012	5,485	11,366	(10,527)	(65.7)	5,881	107.2
Other noninterest expense	420,832	453,722	463,909	32,890	7.8	10,187	2.2
Total noninterest expense	1,191,836	1,296,965	1,408,353	105,129	8.8	111,388	8.6
Income before income tax	715,272	775,279	879,966	60,007	8.4	104,687	13.5
Income tax	233,844	247,376	292,827	13,532	5.8	45,451	18.4
Net income	$ 481,428	$ 527,903	$ 587,139	$ 46,475	9.7%	$ 59,236	11.2%

(1) Net interest income does not include any adjustments for fully tax equivalence.
nm = not meaningful

The primary contributors to our financial performance for 2003 compared to 2002 are presented below.

- The significant decline in our provision for credit losses in 2003 reflects the improvement in credit quality in our commercial loan portfolio. Reductions in criticized and classified credits resulted from pay-offs, loan grade improvements, and loan sales, which reduced our reserve for credit losses. (See our discussion under "Allowance for Credit Losses.")

- Our net interest income was negatively impacted by the lower interest rate environment and a decline in the average balances of our commercial loan portfolio. Net interest income was favorably influenced, however, by higher other earning asset volumes, including a higher mix of residential mortgages and securities. Strong deposit growth, including an attractive mix of average noninterest bearing deposits to total deposits, also contributed favorably to our net interest income. (See our discussion under "Net Interest Income.")

- Our noninterest income was impacted by several factors:

  — Service charges on deposit accounts rose primarily from a 22 percent increase in average demand deposits (excluding title and escrow deposits) over 2002 and higher overdraft fees of $10.7 million associated with a new overdraft program introduced in April 2003;

  — Insurance commissions increased mostly from our recent insurance agency acquisitions;

  — Private capital investments had net gains of $1.3 million in 2003 compared to net losses of $16.5 million in 2002 as market valuations stabilized; and

- International commissions and fees grew, reflecting strong growth in the foreign remittances product in almost all of our markets, from a combination of increased pricing, product enhancement and higher market penetration, and higher standby letters of credit fees;
- Residual value writedowns on auto leases were $8.7 million lower in 2003 reflecting a stabilization of automobile residual values and the declining auto lease portfolio;
- The early call of a Mexican Brady Bond produced a $9.0 million gain in 2003; and;
- Trust and investment management fees decreased from 2002 due to the impact of low interest rates on money market funds and corporate sweep balances. Trust administration fees began growing in the second half of 2003 as trust assets started to recover with the strengthening of the equity markets. Managed assets increased by 3 percent and non-managed assets increased by 17 percent year-over-year. Total assets under administration increased by 15 percent, to $154 billion, by the end of the year.

• Contributing to our higher noninterest expense were several factors:

- Salaries and employee benefits increased mostly from:
  • Acquisitions and new branch openings, which accounted for 48 percent of the increase in our salaries and other compensation,
  • higher performance-related incentive expense as a result of goal achievement;
  • annual merit increases; and
  • increased employee benefits expense due to acquisitions and new branch openings, which accounted for 32 percent of our employee benefits increase, and increasing healthcare costs for current employees and retirees;
- Net occupancy costs increased mostly from our acquisitions and new branch openings and a $5.5 million write-off of certain leasehold improvements;
- Intangible asset amortization increased mainly due to our recent acquisitions; and
- Other noninterest expense rose in 2003 as a result of numerous initiatives such as expanding our small business franchise, improving our sales force, increasing marketing activities and purchasing software, in part, for developing online capabilities to complement physical distribution. In addition, we accrued $7.8 million for a pre-litigation claim, which was offset by the decrease of $15.3 million for the 2002 correction of an accounting error related to amortization expense for low income housing tax credit (LIHC) investments.

The primary contributors to our financial performance for 2002 compared to 2001 are presented below.

• The significant decline in our provision for credit losses in 2002 reflected the improving credit quality of our commercial loan portfolio.

• Although our net interest income continued to be negatively impacted by the lower interest rate environment and a decline in the balance of our commercial loan portfolio, it continued to be favorably influenced by higher other earning asset volumes and strong deposit gathering results.

• Our noninterest income was impacted by several factors:

- Service charges on deposit accounts rose primarily from a 13 percent increase in average demand deposits (excluding title and escrow deposits) over 2001 and reductions in the earnings credit rates, caused by the lower interest rate environment on analyzed deposits, which resulted in customers paying fees for services rather than increasing required deposit balances;

- Insurance commissions increased mainly due to the full year results of our insurance agency acquisition of Armstrong/Robitaille, Inc.;
- Residual value writedowns on auto leases were $19.3 million lower in 2002 reflecting a stabilization of automobile residual values and the declining auto lease portfolio balance;
- International commissions and fees grew reflecting higher foreign remittances and collection commissions reflecting a strategic shift toward collection fees;
- Trust and investment management fees decreased mainly due to a decline in equity market values and lower revenues as our clients shifted toward fixed income securities. Total assets under administration declined to $133 billion, or 5 percent, from 2001;
- Securities gains, net, decreased $21.4 million primarily due to higher permanent writedowns on private capital securities in 2002 and a $9.5 million gain on the sale of our Concord EFS stock, which occurred in 2001; and
- Prior year gains on the sale of assets included a $20.7 million gain recognized on the sale of our STAR System stock and a $10.9 million gain on the sale of our Guam and Saipan branches.

• Contributing to our higher noninterest expense were the following factors:

- Salaries and employee benefits increased mostly due to higher employee count associated with our acquisitions, higher performance-related incentive expense, merit increases, and higher healthcare costs;
- Net occupancy increased primarily due to higher expenses associated with the opening of new branches and our bank and insurance acquisitions in 2002 and a $2.7 million charge related to an initiative to tighten our business focus in Oregon and Washington;
- Intangible asset amortization decreased as a result of the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," which discontinued the amortization of goodwill. See Note 4 to our Consolidated Financial Statements included in this Annual Report; and
- Other expense of $15.3 million related to the correction of an error in our accounting for LIHC investments.

Net Interest Income

The table below shows the major components of net interest income and net interest margin for the periods presented.

	Years Ended December 31,								
	2001			2002			2003		
(Dollars in thousands)	Average Balance	Interest Income/ Expense[1]	Average Yield/ Rate[1]	Average Balance	Interest Income/ Expense[1]	Average Yield/ Rate[1]	Average Balance	Interest Income/ Expense[1]	Average Yield/ Rate[1]
Assets									
Loans:[2]									
Domestic	$24,898,011	$1,828,004	7.34%	$24,662,415	$1,488,184	6.03%	$24,875,305	$1,371,717	5.51%
Foreign[3]	1,053,010	56,030	5.32	1,172,660	32,285	2.75	1,549,791	32,708	2.11
Securities—taxable	4,669,695	290,019	6.21	5,858,193	313,232	5.35	8,716,051	345,996	3.97
Securities—tax-exempt	53,334	5,768	10.81	37,835	3,968	10.49	40,962	4,003	9.77
Interest bearing deposits in banks	70,510	2,850	4.04	124,023	2,806	2.26	229,547	3,990	1.74
Federal funds sold and securities purchased under resale agreements	217,369	6,844	3.15	812,435	13,478	1.66	893,369	10,203	1.14
Trading account assets	329,853	7,853	2.38	315,810	4,606	1.46	317,655	3,599	1.13
Total earning assets	31,291,782	2,197,368	7.02	32,983,371	1,858,559	5.63	36,622,680	1,772,216	4.84
Allowance for credit losses	(635,063)			(635,057)			(576,871)		
Cash and due from banks	2,203,075			1,928,821			2,213,273		
Premises and equipment, net	487,842			498,454			508,973		
Other assets	1,271,586			1,332,907			1,702,428		
Total assets	$34,619,222			$36,108,496			$40,470,483		
Liabilities									
Domestic deposits:									
Interest bearing	$ 6,211,821	138,457	2.23	$ 8,159,892	89,952	1.10	$10,390,459	71,208	0.69
Savings and consumer time	3,421,933	106,177	3.10	3,632,748	60,758	1.67	3,977,902	42,734	1.07
Large time	4,432,365	200,852	4.53	2,958,162	64,428	2.18	2,364,156	37,062	1.57
Foreign deposits[3]	1,931,190	69,830	3.62	1,535,837	21,110	1.37	1,280,804	10,232	0.80
Total interest bearing deposits	15,997,309	515,316	3.22	16,286,639	236,248	1.45	18,013,321	161,236	0.90
Federal funds purchased and securities sold under repurchase agreements	1,243,933	52,153	4.19	427,610	6,030	1.41	405,982	3,401	0.84
Commercial paper	1,287,603	52,439	4.07	997,543	16,645	1.67	809,930	8,508	1.05
Other borrowed funds	464,033	20,180	4.35	469,877	10,111	2.15	192,248	5,097	2.65
Medium and long-term debt	217,534	10,445	4.80	399,769	9,344	2.34	425,960	7,845	1.84
Preferred securities and trust notes[4]	352,345	20,736	5.88	352,106	15,625	4.44	351,575	14,510	4.13
Total borrowed funds	3,565,448	155,953	4.37	2,646,905	57,755	2.18	2,185,695	39,361	1.80
Total interest bearing liabilities	19,562,757	671,269	3.43	18,933,544	294,003	1.55	20,199,016	200,597	0.99
Noninterest bearing deposits	10,545,003			12,466,546			15,433,115		
Other liabilities	1,043,743			968,876			1,007,320		
Total liabilities	31,151,503			32,368,966			36,639,451		
Stockholders' Equity									
Common equity	3,467,719			3,739,530			3,831,032		
Total stockholders' equity	3,467,719			3,739,530			3,831,032		
Total liabilities and stockholders' equity	$34,619,222			$36,108,496			$40,470,483		
Net interest income/margin (taxable-equivalent basis)		1,526,099	4.87%		1,564,556	4.74%		1,571,619	4.29%
Less: taxable-equivalent adjustment		2,057			2,587			2,553	
Net interest income		$1,524,042			$1,561,969			$1,569,066	

(1) Yields and interest income are presented on a taxable-equivalent basis using the federal statutory tax rate of 35 percent.

(2) Average balances on loans outstanding include all nonperforming loans and loans held for sale. The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yield.

(3) Foreign loans and deposits are those loans and deposits originated in foreign branches.

(4) Includes interest expense for both trust preferred securities and trust notes.

Net interest income in 2003, on a taxable-equivalent basis, increased less than 1 percent, from the prior year. Our results were attributable to the following factors:

- Average earning assets grew 11 percent over the prior year to $36.6 billion in 2003. This growth was attributable to a $2.9 billion, or 49 percent, increase in average securities and a $590.0 million, or 2 percent, increase in average loans. The increase in average securities, which were comprised primarily of fixed rate securities, reflected liquidity and interest rate risk management actions. The increase in average loans was mostly due to a $1.3 billion increase in average residential mortgages, which was a result of a strategic portfolio shift from more volatile commercial loans and a $400.5 million increase in average commercial mortgages, partially offset by a $982.1 million decrease in average commercial, financial, and industrial loans;

- Deposit growth has contributed significantly to our lower cost of funds year-over-year. Average noninterest bearing deposits were $3.0 billion or 24 percent higher in 2003 over 2002. Average business demand deposits, including demand deposits from our title and escrow clients, increased by $2.6 billion with the balance of the increase coming from consumer demand deposit growth. We anticipate that the growth rates in average noninterest bearing deposits will decline in 2004 as rising interest rates will cause our customers to divert those deposits to more attractive interest bearing investments and will slow the activity in mortgage loan refinancings, which will impact our title and escrow deposits;

- Yields on our earning assets were negatively impacted by the decreasing interest rate environment beginning in 2002 and continuing throughout 2003 resulting in a lower average yield of 79 basis points on average earning assets, which was favorably impacted by higher interest rate hedge income of $22.0 million;

- Market rates on our interest bearing liabilities were favorably impacted by the decreasing interest rate environment beginning in 2002 and continuing throughout 2003 resulting in a lower cost of funds on interest bearing liabilities of 56 basis points, which was favorably benefited by higher interest rate hedge income of $2.2 million; and

- During 2003, our strategy was to take advantage of our higher noninterest bearing deposit balances by reducing our balances in higher interest rate liabilities such as large certificate of deposits, foreign deposits, and other borrowed funds.

As a result of these changes and a flattening yield curve environment, as long-term interest rates declined, our net interest margin decreased by 45 basis points.

In addition, we use derivatives to hedge expected changes in the yields on our variable rate loans, term certificates of deposit (CDs), and long-term borrowings. During 2003, the positions provided more income than in 2002, as rates persisted lower and longer than had been anticipated. During 2004, these positions will provide less in net interest income as the positions mature and, to a lesser extent, as interest rates rise. However, we expect the declines in hedge income to be partially offset by either increased yields on the underlying variable rate loans or continued lower than expected funding costs on our term CDs and long term borrowings. For the years ended December 31, 2002 and 2003, we had gross hedge income of $135.8 and $160.0 million, respectively. Based on a flat rate scenario, and considering hedge contracts entered into after December 31, 2003, we currently expect 2004 derivative hedge income, without consideration of any offsets in the underlying assets or liabilities, to decline by approximately $50 million.

Analysis of Changes in Net Interest Income

The following table shows the changes in the components of net interest income on a taxable-equivalent basis for 2001, 2002, and 2003. The changes in net interest income between periods have been reflected as attributable either to volume or to rate changes. For purposes of this table, changes that are not solely due to volume or rate changes are allocated to rate.

	Years Ended December 31,					
	2002 versus 2001			2003 versus 2002		
	Increase (decrease) due to change in			Increase (decrease) due to change in		
(Dollars in thousands)	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
Changes in Interest Income						
Loans:						
Domestic	$ (17,293)	$(322,527)	$(339,820)	$ 12,837	$(129,304)	$(116,467)
Foreign[1]	6,365	(30,110)	(23,745)	10,371	(9,948)	423
Securities—taxable	73,806	(50,593)	23,213	152,895	(120,131)	32,764
Securities—tax-exempt	(1,675)	(125)	(1,800)	328	(293)	35
Interest bearing deposits in banks	2,162	(2,206)	(44)	2,385	(1,201)	1,184
Federal funds sold and securities purchased under resale agreements	18,745	(12,111)	6,634	1,344	(4,619)	(3,275)
Trading account assets	(334)	(2,913)	(3,247)	27	(1,034)	(1,007)
Total earning assets	81,776	(420,585)	(338,809)	180,187	(266,530)	(86,343)
Changes in Interest Expense						
Domestic deposits:						
Interest bearing	43,442	(91,947)	(48,505)	24,536	(43,280)	(18,744)
Savings and consumer time	6,535	(51,954)	(45,419)	5,764	(23,788)	(18,024)
Large time	(66,781)	(69,643)	(136,424)	(12,949)	(14,417)	(27,366)
Foreign deposits[1]	(14,312)	(34,408)	(48,720)	(3,494)	(7,384)	(10,878)
Total interest bearing deposits	(31,116)	(247,952)	(279,068)	13,857	(88,869)	(75,012)
Federal funds purchased and securities sold under repurchase agreements	(34,204)	(11,919)	(46,123)	(305)	(2,324)	(2,629)
Commercial paper	(11,805)	(23,989)	(35,794)	(3,133)	(5,004)	(8,137)
Other borrowed funds	254	(10,323)	(10,069)	(5,969)	955	(5,014)
Medium and long-term debt	8,747	(9,848)	(1,101)	613	(2,112)	(1,499)
Preferred securities and trust notes[2]	(14)	(5,097)	(5,111)	(24)	(1,091)	(1,115)
Total borrowed funds	(37,022)	(61,176)	(98,198)	(8,818)	(9,576)	(18,394)
Total interest bearing liabilities	(68,138)	(309,128)	(377,266)	5,039	(98,445)	(93,406)
Changes in net interest income	$149,914	$(111,457)	$ 38,457	$175,148	$(168,085)	$ 7,063

(1) Foreign loans and deposits are those loans and deposits originated in foreign branches.

(2) Includes interest expense for both trust preferred securities and trust notes.

Noninterest Income

(Dollars in thousands)	Years Ended December 31, 2001	2002	2003	Increase (Decrease) Years Ended December 31, 2002 versus 2001 Amount	Percent	2003 versus 2002 Amount	Percent
Service charges on deposit accounts	$245,116	$275,820	$311,417	$30,704	13%	$ 35,597	13%
Trust and investment management fees	154,092	143,953	136,347	(10,139)	(7)	(7,606)	(5)
International commissions and fees	71,337	76,956	86,505	5,619	8	9,549	12
Insurance commissions	1,445	27,847	62,652	26,402	nm	34,805	125
Card processing fees, net	30,638	35,318	37,520	4,680	15	2,202	6
Brokerage commissions and fees	35,835	35,625	31,755	(210)	(1)	(3,870)	(11)
Merchant banking fees	33,532	32,314	30,990	(1,218)	(4)	(1,324)	(4)
Foreign exchange gains, net	26,565	28,548	30,000	1,983	7	1,452	5
Gain on exchange of STAR System stock	20,700	—	—	(20,700)	nm	—	—
Securities gains, net	23,896	2,502	9,309	(21,394)	(90)	6,807	272
Other	24,910	26,392	57,758	1,482	6	31,366	119
Total noninterest income	$668,066	$685,275	$794,253	$17,209	3%	$108,978	16%

nm = not meaningful

Noninterest Expense

(Dollars in thousands)	Years Ended December 31, 2001	2002	2003	Increase (Decrease) Years Ended December 31, 2002 versus 2001 Amount	Percent	2003 versus 2002 Amount	Percent
Salaries and other compensation	$ 547,549	$ 599,617	$ 659,589	$ 52,068	10%	$ 59,972	10%
Employee benefits	112,291	131,549	149,215	19,258	17	17,666	13
Salaries and employee benefits	659,840	731,166	808,804	71,326	11	77,638	11
Net occupancy	95,152	106,592	124,274	11,440	12	17,682	17
Equipment	64,357	66,160	65,394	1,803	3	(766)	(1)
Communications	50,439	53,382	52,087	2,943	6	(1,295)	(2)
Professional services	38,480	44,851	48,558	6,371	17	3,707	8
Software	31,766	42,850	47,569	11,084	35	4,719	11
Advertising and public relations	37,710	37,510	39,455	(200)	(1)	1,945	5
Data processing	35,732	32,589	31,574	(3,143)	(9)	(1,015)	(3)
Intangible asset amortization	16,012	5,485	11,366	(10,527)	(66)	5,881	107
Foreclosed asset expense (income)	(13)	146	(84)	159	nm	(230)	nm
Other	162,361	176,234	179,356	13,873	9	3,122	2
Total noninterest expense	$1,191,836	$1,296,965	$1,408,353	$105,129	9%	$111,388	9%

nm = not meaningful

Income Tax Expense

(Dollars in thousands)	Years Ended December 31, 2001	2002	2003
Income before income taxes	$715,272	$775,279	$879,966
Income tax expense	233,844	247,376	292,827
Effective tax rate	33%	32%	33%

Income tax expense in 2003 was net of a $2.7 million refund of income taxes paid in 1998, 1999, and 2000, resulting from the settlement of several tax issues with the Internal Revenue Service. Income tax expense in 2002 included a tax credit adjustment of $9.8 million related to the correction of an accounting error for certain LIHC investments and a $3.3 million net reduction in income tax expense resulting from a change in California state tax law concerning loan loss reserves. We filed our 2001 and 2002, and intend to file our 2003, California franchise tax returns on a worldwide unitary basis, incorporating the financial results of BTM and its worldwide affiliates.

The State of California requires us to file our franchise tax returns as a member of a unitary group that includes MTFG and either all worldwide affiliates or only U.S. affiliates. Since 1996, we have elected to file our California franchise tax returns on a worldwide unitary basis. The inclusion of MTFG's financial results, which in some years were net losses, has partially offset our net profits subject to California income tax. The inclusion of MTFG's worldwide property, payroll and sales in the calculation of the California apportionment factor has also reduced the percentage of our income subject to California income tax. As a result, our effective tax rate for California has been significantly lower than the statutory rate, net of federal benefit, of 7.05 percent.

Changes in MTFG's taxable profits will impact our effective tax rate. MTFG's taxable profits are impacted most significantly by changes in the worldwide economy, especially in Japan, and decisions that they may make about the timing of the recognition of credit losses. When MTFG's worldwide taxable profits rise, our effective tax rate in California will rise. We review MTFG's financial information on a quarterly basis in order to determine the rate at which to recognize our California income taxes. However, all of the information relevant to determining the effective tax rate may not be available until after the end of the period to which the tax relates. The determination of the California effective tax rate involves management judgment and estimates, and can change during the calendar year or between calendar years, as additional information becomes available.

For additional information regarding income tax expense, including a reconciliation of the effective tax rate to the statutory tax rate, see Note 9 to our Consolidated Financial Statements included in this Annual Report.

Credit Risk Management

Our principal business activity is the extension of credit in the form of loans and credit substitutes to individuals and businesses. Our policies and applicable laws and regulations governing the extension of credit require risk analysis including an extensive evaluation of the purpose of the request and the borrower's ability and willingness to repay us as scheduled. Our evaluation also includes ongoing portfolio and credit management through portfolio diversification, lending limit constraints, credit review and approval policies, and extensive internal monitoring.

We manage and control credit risk through diversification of the portfolio by type of loan, industry concentration, dollar limits on multiple loans to the same borrower, geographic distribution and type of borrower. Geographic diversification of loans originated through our branch network is generally within California, Oregon and Washington, which we consider to be our principal markets. In addition, we originate and participate in lending activities outside these states, as well as internationally.

In analyzing our loan portfolios, we apply specific monitoring policies and procedures that vary according to the relative risk profile and other characteristics of the loans within the various portfolios. Our residential and consumer loans and leases are relatively homogeneous and no single loan is individually significant in terms of its size or potential risk of loss. Therefore, we review our residential and consumer portfolios by analyzing their performance as a pool of loans. In contrast, our monitoring process for the commercial, financial and industrial, construction, commercial mortgage, leases, and foreign loan portfolios includes a periodic review of individual loans. Loans that are performing but have shown some signs of weakness are subjected to more stringent reporting and oversight. We review these loans to assess the ability of the borrowing entity to continue to service all of its interest and principal obligations and as a result may adjust the risk grade of the loan accordingly. In the event that we believe that full collection of principal and interest is not reasonably assured, the loan is appropriately downgraded and, if warranted, placed on nonaccrual status, even though the loan may be current as to principal and interest payments.

We have a Credit Review and Management Committee chaired by the Chief Credit Officer and composed of the Chief Executive Officer and other executive officers that establishes our overall risk appetite, portfolio concentration limits, and credit risk rating methodology. This committee is supported by the Credit Policy Forum, composed of lending group Senior Credit Officers that have responsibility for establishing credit policy, credit underwriting criteria, and other risk management controls including the approval of business strategies. Credit Administration, under the direction of the Senior Credit Officers, is responsible for administering the credit approval process and related policies. Policies require an evaluation of credit requests and ongoing reviews of existing credits in order to promptly identify, monitor, and quantify evidence of deterioration in asset credit quality or potential loss.

Another part of the control process is the internal credit examination function, which provides the Board of Directors with an independent assessment of both the level of portfolio quality and the effectiveness of the Bank's credit management process. At the portfolio level, the Credit Examination Group reviews existing and proposed credit policies, underwriting guidelines, and portfolio management practices to determine that credit risks are appropriately defined and controlled. In addition, this group routinely reviews the accuracy and timeliness of risk grades assigned to individual borrowers to ensure that the business unit credit risk identification and grading process is functioning properly. The Credit Examination Group summarizes its significant findings on a regular basis and provides recommendations for corrective action when credit management or control deficiencies are identified.

Loans

The following table shows loans outstanding by loan type and as a percentage of total loans for 1999 through 2003.

(Dollars in millions)	December 31, 1999		2000		2001		2002		2003	
Domestic:										
Commercial, financial and industrial	$14,177	55%	$13,749	53%	$11,476	46%	$10,629	40%	$ 8,818	34%
Construction	648	3	939	4	1,060	4	1,285	5	1,101	4
Mortgage:										
Residential	2,581	10	3,295	13	4,788	19	6,382	24	7,466	29
Commercial	3,572	14	3,348	13	3,591	15	4,150	16	4,195	16
Total mortgage	6,153	24	6,643	26	8,379	34	10,532	40	11,661	45
Consumer:										
Installment	1,922	7	1,656	6	1,200	5	910	3	819	3
Revolving lines of credit	728	3	755	3	859	3	1,103	4	1,222	5
Total consumer	2,650	10	2,411	9	2,059	8	2,013	7	2,041	8
Lease financing	1,149	4	1,134	4	979	4	813	3	664	3
Total loans in domestic offices	24,777	96	24,876	96	23,953	96	25,272	95	24,285	94
Loans originated in foreign branches	1,136	4	1,134	4	1,041	4	1,456	5	1,650	6
Total loans	$25,913	100%	$26,010	100%	$24,994	100%	$26,728	100%	$25,935	100%

Commercial, Financial and Industrial Loans

Commercial, financial and industrial loans represent one of the largest categories in the loan portfolio. These loans are extended principally to corporations, middle-market businesses, and small businesses, with no industry concentration exceeding 10 percent of total loans. This portfolio has a high degree of geographic diversification based upon our customers' revenue bases, which we believe lowers our vulnerability to changes in the economic outlook of any particular region of the U.S.

Our commercial market lending originates primarily through our commercial banking offices. These offices, which rely extensively on relationship-oriented banking, provide a variety of services including cash management services, lines of credit, accounts receivable and inventory financing. Separately, we originate or participate in a wide variety of financial services to major corporations. These services include traditional commercial banking and specialized financing tailored to the needs of each customer's specific industry. Presently, we are active in, among other sectors, the oil and gas, communications, media, entertainment, retailing and financial services industries.

The commercial, financial and industrial loan portfolio decreased $1.8 billion, or 17 percent, from 2002 primarily due to economic conditions that reduced loan demand in some segments. Loan sales and managed exits also contributed to the decline, consistent with our strategy to reduce our exposure to certain commercial loans while increasing our investment in more stable consumer loans (including residential mortgages).

Construction and Commercial Mortgage Loans

We engage in non-residential real estate lending that includes commercial mortgage loans and construction loans secured by deeds of trust. Construction loans are made primarily to commercial property developers and to residential builders.

The construction loan portfolio decrease of $184 million, or 14 percent, from the prior year was primarily attributable to slowing growth in capital assets and employment and higher office vacancy rates in our markets. These factors impacted the level of development and construction projects we financed.

The commercial mortgage loan portfolio consists of loans on commercial and industrial projects primarily in California. The increase in commercial mortgages of $45 million, or 1 percent, from the prior year was primarily due to our acquisition of Monterey Bay Bank in the third quarter of 2003, offset by substantial commercial mortgage refinancings with other lenders offering significantly lower interest rates to attract business.

Residential Mortgage Loans

We originate residential mortgage loans, secured by one-to-four family residential properties, through our multiple channel network (including branches, mortgage brokers, and loan-by-phone) throughout California, Oregon and Washington, and we periodically purchase loans in our market area.

The residential mortgages increase of $1.1 billion, or 17 percent, from the prior year was influenced by a high refinance market driven by low interest rates during 2003. While we hold most of the loans we originate, we sell most of our 30-year, fixed rate, non-Community Reinvestment Act (CRA) residential mortgage loans.

Consumer Loans

We originate consumer loans, such as auto loans and home equity loans and lines, through our branch network. Consumer loans were relatively flat from the prior year primarily related to an increase in home equity loans and partially offset by pay-offs related to the run-off of the automobile dealer lending business that we exited in the third quarter of 2000. The indirect automobile dealer lending portfolio at December 31, 2003 was $68.3 million.

Lease Financing

We offer primarily two types of leases to our customers: direct financing leases, where the assets leased are acquired without additional financing from other sources; and leveraged leases, where a substantial portion of the financing is provided by debt with no recourse to us. The lease financing decrease of $149 million, or 18 percent, from the prior year was attributable to our announced discontinuance of our auto leasing activity, effective April 20, 2001. At December 31, 2003, our auto lease portfolio had declined to $94.7 million and will decline 60 percent by December 2004, and will fully mature by mid-year 2006. Included in our lease portfolio are leveraged leases of $537 million, which are net of non-recourse debt of approximately $1.3 billion. We utilize a number of special purpose entities for our leveraged leases. These entities serve legal and tax purposes and do not function as vehicles to shift liabilities to other parties or to deconsolidate affiliates for financial reporting purposes. As allowed by US GAAP and by law, the gross lease receivable is offset by the qualifying non-recourse debt. In leveraged lease transactions, the third-party lender may only look to the collateral value of the leased assets for repayment.

Loans Originated in Foreign Branches

Our loans originated in foreign branches consist primarily of short-term extensions of credit to financial institutions located primarily in Asia.

The loans originated in foreign branches increase of $194 million, or 13 percent, from December 31, 2002, was primarily related to higher trade finance borrowings by financial institutions attracted to lower US interest rates.

Cross-Border Outstandings

Our cross-border outstandings reflect certain additional economic and political risks that are not reflected in domestic outstandings. These risks include those arising from exchange rate fluctuations and restrictions on the transfer of funds. The following table sets forth our cross-border outstandings as of December 31, 2001, 2002 and 2003, for any country where such outstandings exceeded 1 percent of total assets. The cross-border outstandings were compiled based upon category and domicile of ultimate risk and are comprised of balances with banks, trading account assets, securities available for sale, securities purchased under resale agreements, loans, accrued interest receivable, acceptances outstanding and investments with foreign entities. The amounts outstanding exclude local currency outstandings. For any country shown in the table below, we do not have significant local currency outstandings that are not hedged or are not funded by local currency borrowings.

(Dollars in millions)	Financial Institutions	Public Sector Entities	Corporations and Other Borrowers	Total Outstandings
December 31, 2001				
Korea	$468	$ —	$46	$514
December 31, 2002				
Korea	$599	$ —	$75	$674
December 31, 2003				
Korea	$630	$ —	$28	$658

Provision for Credit Losses

We recorded a $75 million provision for credit losses in 2003, compared with a $175 million provision for credit losses in 2002. Provisions for credit losses are charged to income to bring our allowance for credit losses to a level deemed appropriate by management based on the factors discussed under "Allowance for Credit Losses" on the following page.

Allowance for Credit Losses

The following table reflects the allowance allocated to each respective loan category at period end and as a percentage of the total period end balance of that loan category, as set forth in the "Loans" table on page F-14.

(Dollars in thousands)	December 31, 1999		2000		2001		2002		2003	
Domestic:										
Commercial, financial, and industrial	$238,200	1.68%	$452,400	3.29%	$399,900	3.48%	$314,873	2.96%	$267,066	3.03%
Construction	10,000	1.54	10,200	1.09	12,300	1.16	24,900	1.94	16,400	1.49
Mortgage:										
Residential	800	0.03	1,000	0.03	1,400	0.03	1,900	0.03	2,200	0.03
Commercial	21,900	0.61	19,100	0.57	21,100	0.59	28,519	0.69	24,756	0.59
Total mortgage	22,700	0.37	20,100	0.30	22,500	0.27	30,419	0.29	26,956	0.23
Consumer:										
Installment	14,900	0.78	17,500	1.06	13,600	1.13	13,800	1.52	13,000	1.59
Revolving lines of credit	900	0.12	1,000	0.13	900	0.10	700	0.06	5,700	0.47
Total consumer	15,800	0.60	18,500	0.77	14,500	0.70	14,500	0.72	18,700	0.92
Lease financing	4,600	0.40	7,900	0.70	12,000	1.23	28,690	3.53	28,700	4.32
Total domestic allowance	291,300	1.18	509,100	2.05	461,200	1.93	413,382	1.64	357,822	1.47
Foreign allowance	17,200	1.51	3,400	0.30	1,800	0.17	1,400	0.10	2,200	0.13
Unallocated	161,878		101,402		171,509		194,408		172,948	
Total allowance for credit losses	$470,378	1.82%	$613,902	2.36%	$634,509	2.54%	$609,190	2.28%	$532,970	2.06%

Allowance Policy and Methodology

We maintain an allowance for credit losses to absorb losses inherent in the loan portfolio. The allowance is based on our regular, quarterly assessments of the probable estimated losses inherent in the loan portfolio, and, to a lesser extent, unused commitments to provide financing. Our methodology for measuring the appropriate level of the allowance relies on several key elements, which include the formula allowance, specific allowances for identified problem loans and portfolio segments, and the unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, leases and commitments. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on our historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following ways:

- pass graded loss factors for commercial, financial, and industrial loans, as well as all problem graded loan loss factors, are derived from a migration model that tracks historical losses over a period, which we believe captures the inherent losses in our loan portfolio;
- pass graded loss factors for commercial real estate loans and construction loans are based on the average annual net charge-off rate over a period reflective of a full economic cycle; and
- pooled loan loss factors (not individually graded loans) are based on expected net charge-offs for one year. Pooled loans are loans that are homogeneous in nature, such as consumer installment, home equity, residential mortgage loans and automobile leases.

We believe that an economic cycle is a period in which both upturns and downturns in the economy have been reflected. We calculate loss factors over a time interval that spans what we believe constitutes a complete and representative economic cycle.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit or a portfolio segment that management believes indicate the probability that a loss has been incurred. This amount may be determined either by a method prescribed by SFAS No. 114, or methods that include a range of probable outcomes based upon certain qualitative factors.

The unallocated allowance is based on management's evaluation of conditions that are not directly reflected in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they may not be identified with specific problem credits or portfolio segments. The conditions evaluated in connection with the unallocated allowance include the following, which existed at the balance sheet date:

- general economic and business conditions affecting our key lending areas;
- credit quality trends (including trends in nonperforming loans expected to result from existing conditions);
- collateral values;
- loan volumes and concentrations;
- seasoning of the loan portfolio;
- specific industry conditions within portfolio segments;
- recent loss experience in particular segments of the portfolio;
- duration of the current economic cycle;
- bank regulatory examination results; and
- findings of our internal credit examiners.

Executive management reviews these conditions quarterly in discussion with our senior credit officers. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's estimate of the effect of such conditions may be reflected as a specific allowance, applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's evaluation of the probable loss related to such condition is reflected in the unallocated allowance.

The allowance for credit losses is based upon estimates of probable losses inherent in the loan portfolio. The actual losses can vary from the estimated amounts. Our methodology includes several features that are intended to reduce the differences between estimated and actual losses. The loss migration model that is used to establish the loan loss factors for problem graded loans and pass graded commercial, financial, and industrial loans is designed to be self-correcting by taking into account our loss experience over prescribed periods. Similarly, by basing the pass graded loan loss factors over a period reflective of an economic cycle, the methodology is designed to take into account our recent loss experience for commercial real estate mortgages and construction loans. Pooled loan loss factors are adjusted quarterly primarily based upon the level of net charge-offs expected by management in the next twelve months. Furthermore, based on management's judgement, our methodology permits adjustments to any loss factor used in the computation of the formula allowance for significant factors, which affect the collectibility of the portfolio as of the evaluation date, but are not reflected in the loss factors. By assessing the probable estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon the most recent information that has become available. This includes changing the number of periods that are included in the calculation of the loss factors and adjusting qualitative factors to be representative of the economic cycle that will impact the portfolio.

Comparison of the Total Allowance and Related Provision for Credit Losses

At December 31, 2003, our total allowance for credit losses was $533 million or 2.06 percent of the total loan portfolio and 190 percent of total nonaccrual loans. At December 31, 2002, our total allowance for credit losses was $609 million, or 2.28 percent of the total loan portfolio and 181 percent of total nonaccrual loans. At December 31, 2001, our total allowance for credit losses was $635 million, or 2.54 percent of the total loan portfolio and 129 percent of total nonaccrual loans. In addition, the allowance incorporates the results of measuring impaired loans as provided in SFAS No. 114 and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans. At December 31, 2003, total impaired loans were $230 million, and the associated impairment allowance was $55 million, compared with $300 million and $88 million, respectively, at December 31, 2002 and $489 million and $148 million, respectively, at December 31, 2001. At December 31, 2003 and 2002, the total allowance for credit losses for off-balance sheet commitments was $85.8 million and $75.4 million, respectively.

During 2001, 2002 and 2003, there were no changes in estimation methods or assumptions that affected our methodology for assessing the appropriateness of the formula and specific allowances for credit losses except for refinements we made in 2002 when we changed our method for calculating impairment on loans by basing the expected cash flows on those which had the highest probability of outcome and in 2003 when we adjusted our loss factors as described under *"Changes in the Formula and Specific Allowances."* Changes in estimates and assumptions regarding the effects of economic and business conditions on borrowers and other factors, which are described below, also affected the assessment of the unallocated allowance.

As a result of management's assessment of factors, including the improving US economy, accompanied by buoyant consumer confidence and spending, as well as changes in the composition of, and a small reduction in, our loan portfolio, we recorded a $75 million provision in 2003. This compares favorably to our $175 million provision in 2002 and our $285 million provision in 2001.

The following table sets forth the allowance for credit losses.

	December 31,		
(Dollars in millions)	**2001**	**2002**	**2003**
Allocated allowance:			
Formula	$325	$294	$280
Specific	138	121	80
Total allocated allowance	463	415	360
Unallocated allowance	172	194	173
Total allowance for credit losses	$635	$609	$533

Changes in the Formula and Specific Allowances

At December 31, 2003, the formula allowance decreased by $14 million from the prior year due to decreasing commercial loan volumes, improving quality in the loan mix offset by higher loss factors. Affecting our loss factors in 2003 were refinements in the recovery rates on previously charged off loans and the period used to measure an economic cycle. We believe that the changes in our loss factors increased the formula allowance by approximately $50 million. At December 31, 2002, the formula allowance decreased by $31 million from the prior year due to improving migration within the criticized range and declining loss factors.

At December 31, 2003, the specific allowance decreased by $41 million. The decline was primarily a result of the decreased levels of nonaccrual loans and proportionally lower estimated loss content in nonaccrual loans. At December 31, 2002, the specific allowance decreased by $17 million from the prior year primarily due to charge-offs recognized during the year, a refinement in our estimated losses for impaired loans, and a decline in nonaccrual loans.

At December 31, 2003, the total allowance included $86 million related to off-balance sheet exposures such as unfunded commitments and letters of credit.

At December 31, 2003, the allocated portion of the allowance for credit losses included $240 million related to special mention and classified credits, compared to $304 million at December 31, 2002, and $345 million at December 31, 2001. The yearly declines resulted from improving credit quality and loan mix, which are discussed above. Special mention and classified credits are those that are internally risk graded as "special mention," "substandard" or "doubtful." Special mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, could jeopardize repayment of the loan and result in further downgrade. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as "doubtful" has critical weaknesses that make full collection improbable.

Changes in the Unallocated Allowance

At December 31, 2003, the unallocated allowance was $173 million compared to $194 million at December 31, 2002, a decrease of $21 million. The decrease primarily reflected improving economic indicators in general and identifiable improving conditions in several specific sectors.

At December 31, 2002, the unallocated allowance was $194 million compared to $172 million at December 31, 2001, an increase of $22 million. The increase primarily reflected the continued weak, uncertain economy and the heightened concerns for borrowers in the power and airline sectors.

The following table identifies the components of the attribution of the unallocated allowance and the range of inherent loss.

(Dollars in millions) Concentration	December 31, 2001			December 31, 2002			December 31, 2003		
	Commitments[1]	Low	High	Commitments[1]	Low	High	Commitments[1]	Low	High
Real Estate	$5,086	$16	$ 32	$ 6,186	$16	$ 32	$ 6,432	$16	$ 32
Communications/Media	2,006	20	46	1,907	18	40	1,629	10	30
Power Companies/ Utilities	3,767	4	10	3,805	25	50	3,208	13	27
Foreign	1,347	10	19	620	9	19	1,134	11	20
Retail	1,719	17	34	1,668	8	16	1,557	6	12
California	—	—	—	—	—	—	9,106	6	12
Leasing	590	6	12	662	8	16	596	5	11
Technology	1,169	5	9	782	5	10	826	3	8
Other	2,651	10	22	11,676	8	17	14,833	16	28
Total Attributed		$88	$184		$97	$200		$86	$180

(1) Includes loans outstanding and unused commitments.

In our assessment as of December 31, 2003, management focused, in particular, on the factors and conditions set out below. There can be no assurance that the adverse impact of any of these conditions on us will not be in excess of the ranges set forth.

Although in certain instances the downgrading of a loan resulting from these effects was reflected in the formula allowance, management believes that in most instances the impact of these events on the collectibility of the applicable loans may not have been reflected in the level of nonperforming loans or in the internal risk grading process with respect to such loans. Accordingly, our evaluation of the probable losses related to these factors was reflected in the unallocated allowance. The evaluations of the inherent losses with respect to these factors were subject to higher degrees of uncertainty because they were not identified with specific problem credits.

- With respect to the real estate sector, management considered the continued weakness in many markets, with the national office vacancy rate continuing to rise and average rents falling, as well as the specific weakness in Northern California resulting from overdependence on the technology sector, which could be in the range of $16 million to $32 million.
- With respect to the communications/media industry, management considered improving advertising revenues contrasted against subscriber erosion for cable companies resulting from satellite TV competition and the increasingly intense competition between, as well as within, Telecom modes, which could be in the range of $10 million to $30 million.
- With respect to power companies/utilities, management considered the excess capacity and flat demand in the power generation market, exacerbated by excessive debt levels and limited repayment or refinancing opportunities, which could be in the range of $13 million to $27 million.
- With respect to cross-border loans and acceptances to certain Asia/Pacific Rim countries, management considered continuing structural imbalances, even as the strong US growth has lifted its trading partners in the region, which could be in the range of $11 million to $20 million.
- With respect to the retail sector, management considered the improved holiday season, compared to that experienced in 2002, against a backdrop of ever higher household debt at a time of considerable employment and income uncertainty, which could be in the range of $6 million to $12 million.
- With respect to the State of California, management considered underlying uncertainties, including the major shortfall in the state's budgetary position and the various fiscal and other cost-related factors that combine to make California a more expensive state in which to conduct business, which could be in the range of $6 million to $12 million.
- With respect to leasing, management considered some cyclical recovery in airline traffic demand, contrasted against increased market share and fleet growth from discount carriers, which could be in the range of $5 million to $11 million.
- With respect to the technology industry, management considered improved spending as a result of tax law changes and pressure to sustain the productivity gains, and associated cost savings, witnessed during 2003, while remaining aware of the competitive pricing market that will rein in revenue gains, which could be in the range of $3 million to $8 million.

In our assessment as of December 31, 2002, management focused, in particular, on the following factors:

- With respect to power companies/utilities, management considered the adverse effects of declining wholesale power prices, continued accounting concerns, and uncertainties regarding the course of deregulation on borrowers in the power industry, which could be in the range of $25 million to $50 million.
- With respect to the communications/media industry, management considered the continued adverse effects of changes in the economic, regulatory and technology environments, which could be in the range of $18 million to $40 million.
- With respect to the real estate sector, management considered the general weakening in commercial real estate markets reflecting weak demand, as well as the specific deterioration in Northern California, which could be in the range of $16 million to $32 million.

- With respect to cross-border loans and acceptances to certain Asia/Pacific Rim countries, management considered the weak economic conditions in that region and the reduced strength of Japanese corporate parents, which could be in the range of $8 million to $16 million.
- With respect to leasing, management considered the growing problems of the airline industry including weakness in financial performance and in collateral values, which could be in the range of $8 million to $16 million.
- With respect to the retail sector, management considered the adverse effects of the weak economy and the expected fallout from poor Christmas sales results, which could be in the range of $8 million to $16 million.
- With respect to the technology industry, management considered the adverse effects of continuing excess capacity and cyclical weak demand for personal computers and other products, which could be in the range of $5 million to $10 million.

In our assessment as of December 31, 2001, management focused, in particular, on the following factors:

- With respect to the communications/media industry, management considered the continued adverse effects of changes in the economic, regulatory and technology environments, which could be in the range of $20 million to $46 million.
- With respect to the retail sector, management considered the adverse effects of the economic recession and slowing trends in consumer spending, which could be in the range of $17 million to $34 million.
- With respect to the real estate sector, management considered the general weakening in real estate markets as well as the specific deterioration in Northern California, which could be in the range of $16 million to $32 million.
- With respect to cross-border loans and acceptances to certain Asia/Pacific Rim countries, management considered the weakening economic conditions in that region and the reduced strength of Japanese corporate parents, which could be in the range of $10 million to $19 million.
- With respect to power companies/utilities, management considered the well-publicized problems of the large public utilities and the independent power producers in California, which, although improving, could be in the range of $4 million to $10 million.
- With respect to the technology industry, management considered the adverse effects of declining product life cycles and a slowing demand for personal computers, which could be in the range of $5 million to $9 million.

Change in the Total Allowance for Credit Losses

The following table sets forth a reconciliation of changes in our allowance for credit losses.

(Dollars in thousands)	Years Ended December 31, 1999	2000	2001	2002	2003
Balance, beginning of period	$459,328	$470,378	$613,902	$634,509	$609,190
Loans charged off:					
Commercial, financial and industrial	48,597	302,152	300,521	212,675	159,611
Construction	—	—	567	—	—
Mortgage	747	174	5,113	1,591	7,286
Consumer	15,009	11,760	12,667	11,220	9,657
Lease financing	3,232	2,925	3,601	19,856	33,032
Foreign[1]	14,100	5,352	—	—	2,140
Total loans charged off	81,685	322,363	322,469	245,342	211,726
Recoveries of loans previously charged off:					
Commercial, financial and industrial	17,851	16,440	48,321	34,075	45,822
Construction	—	—	—	40	—
Mortgage	521	2,394	32	405	150
Consumer	8,356	6,882	4,289	4,436	3,673
Lease financing	811	581	754	590	446
Foreign[1]	—	—	4,974	—	—
Total recoveries of loans previously charged off	27,539	26,297	58,370	39,546	50,091
Net loans charged off	54,146	296,066	264,099	205,796	161,635
Provision for credit losses	65,000	440,000	285,000	175,000	75,000
Foreign translation adjustment and other net additions (deductions)[2]	196	(410)	(294)	5,477	10,415
Balance, end of period	$470,378	$613,902	$634,509	$609,190	$532,970
Allowance for credit losses to total loans	1.82%	2.36%	2.54%	2.28%	2.06%
Provision for credit losses to net loans charged off	120.05	148.62	107.91	85.04	46.40
Net loans charged off to average total loans	0.22	1.13	1.02	0.80	0.61

(1) Foreign loans are those loans originated in foreign branches.

(2) Includes $10.3 million related to the Monterey Bay Bank acquisition in 2003, $2.8 million for the Valencia Bank & Trust acquisition, and $2.4 million for the First Western Bank acquisition both acquired in 2002.

Total loans charged off in 2003 declined by $34 million from 2002, as loan quality continued to improve. Total loans charged off in 2002 declined by $77 million from 2001, also resulting from improvement in loan quality. Lease charge-offs in 2002 and 2003 related primarily to several commercial aircraft leases. Charge-offs reflect the realization of losses in the portfolio that were recognized previously through provisions for credit losses.

Loan recoveries in 2003 increased by $11 million from 2002, while loan recoveries in 2002 decreased by $19 million from 2001. Such fluctuations in loan recoveries from year-to-year are due to variability in timing of recoveries and tend to trail the periods in which charge-offs are recorded. At December 31, 2003, the allowance for credit losses exceeded the net loans charged off during 2003, reflecting management's belief, based on the foregoing analysis, that there are additional losses inherent in the portfolio.

Our annual net charge-offs, averaged for the past five years were $144 million, $171 million, and $196 million at December 31, 2001, 2002, and 2003, respectively. These net charge-offs represent

4.4 years, 3.6 years and 2.7 years of losses based on the level of the allowance for credit losses at December 31, 2001, 2002 and 2003, respectively. Historical net charge-offs are not necessarily indicative of the amount of net charge-offs that we will realize in the future.

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, distressed loans held for sale, and foreclosed assets. Nonaccrual loans are those for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or such loans have become contractually past due 90 days with respect to principal or interest. For a more detailed discussion of the accounting for nonaccrual loans, see Note 1 to our Consolidated Financial Statements included in this Annual Report.

Distressed loans held for sale are loans, which would otherwise be included in nonaccrual loans, but that have been identified for accelerated disposition. Disposition of these assets is contemplated within a short period of time, not to exceed one year.

Foreclosed assets include property where we acquired title through foreclosure or "deed in lieu" of foreclosure.

The following table sets forth an analysis of nonperforming assets.

	December 31,				
(Dollars in thousands)	1999	2000	2001	2002	2003
Commercial, financial and industrial	$159,479	$385,263	$471,509	$276,415	$190,404
Construction	4,286	3,967	—	—	—
Mortgage—Commercial	3,629	10,769	17,430	23,980	38,354
Lease financing	—	—	2,946	36,294	51,603
Loan originated in foreign branches	—	—	—	—	840
Total nonaccrual loans	167,394	399,999	491,885	336,689	281,201
Foreclosed assets	2,386	1,181	597	715	5,689
Distressed loans held for sale	—	7,124	—	—	—
Total nonperforming assets	$169,780	$408,304	$492,482	$337,404	$286,890
Allowance for credit losses	$470,378	$613,902	$634,509	$609,190	$532,970
Nonaccrual loans to total loans	0.65%	1.54%	1.97%	1.26%	1.08%
Allowance for credit losses to nonaccrual loans	281.00	153.48	129.00	180.94	189.53
Nonperforming assets to total loans, distressed loans held for sale, and foreclosed assets	0.66	1.57	1.97	1.26	1.11
Nonperforming assets to total assets	0.50	1.16	1.37	0.84	0.68

At December 31, 2003, nonaccrual loans totaled $281 million, a decrease of $55 million, or 16 percent, from December 31, 2002. Our nonperforming assets are concentrated in our non-agented syndicated loan portfolio and approximately 48 percent of our total nonaccrual loans are syndicated loans. In addition, nonaccrual loans include $50 million in aircraft leases, of which $19 million are in the process of being renegotiated into operating leases. The decrease in nonaccrual loans was primarily due to pay-downs, charge-offs, and loan sales, coupled with significantly reduced inflows. During 2003 and 2002, respectively, we sold approximately $490 million and $220 million of loan commitments to reduce our credit exposures. Losses from these sales are reflected in our charge-offs.

Nonaccrual loans as a percentage of total loans were 1.08 percent at December 31, 2003, compared with 1.26 percent at December 31, 2002. Nonperforming assets as a percentage of total loans, distressed loans held for sale, and foreclosed assets decreased to 1.11 percent at December 31, 2003, from 1.26 percent at December 31, 2002. At December 31, 2003, approximately 68 percent of nonaccrual loans were related to commercial, financial and industrial credits.

The following table sets forth an analysis of loans contractually past due 90 days or more as to interest or principal and still accruing, but not included in nonaccrual loans above.

	December 31,				
(Dollars in thousands)	**1999**	**2000**	**2001**	**2002**	**2003**
Commercial, financial and industrial	$ 2,729	$1,713	$26,571	$1,705	$ 893
Construction	—	—	—	679	—
Mortgage:					
Residential	5,830	2,699	4,854	3,211	1,878
Commercial	442	—	2,356	506	—
Total mortgage	6,272	2,699	7,210	3,717	1,878
Consumer and other	2,932	2,921	2,579	2,072	1,123
Total loans 90 days or more past due and still accruing	$11,933	$7,333	$36,360	$8,173	$3,894

At December 31, 2001, we had a $17.5 million credit to a customer that was reclassified to nonaccrual loans in 2002.

Interest Foregone

If interest that was due on the book balances of all nonaccrual loans (including loans that were but are no longer on nonaccrual at year-end) had been accrued under their original terms, $31.6 million and $45.6 million of interest would have been recorded in 2003 and 2002, respectively.

After designation as nonaccrual loans, we recognized interest income on a cash basis of $6.5 million and $10.8 million for loans that were on nonaccrual status at December 31, 2003 and December 31, 2002, respectively.

Securities

Management of the securities portfolio involves the maximization of return while maintaining prudent levels of quality, market risk, and liquidity. At December 31, 2003, approximately 97 percent of total securities were investment grade. The amortized cost, gross unrealized gains, gross unrealized losses, and fair values of securities are detailed in Note 2 to our Consolidated Financial Statements included in this Annual Report.

Analysis of Securities Available for Sale

The following table shows the remaining contractual maturities and expected yields of the securities available for sale based upon amortized cost at December 31, 2003. The fair value of our securities available for sale portfolio at December 31, 2003 was $10.8 billion.

Included in our securities available for sale portfolios at December 31, 2002 and 2003 were securities used for Asset and Liability Management (ALM) purposes of $7.1 billion and $10.4 billion, respectively. These securities had an expected weighted average maturity of 2.4 years and 2.9 years, respectively.

Securities Available For Sale

	Maturity									
	One Year or Less		Over One Year Through Five Years		Over Five Years Through Ten Years		Over Ten Years		Total Amortized Cost	
(Dollars in thousands)	Amount	Yield[4]	Amount	Yield[4]	Amount	Yield[4]	Amount	Yield[4]	Amount	Yield[4]
U.S. Treasury	$ 220,107	3.82%	$ 50,585	4.03%	$ —	—%	$ —	—%	$ 270,692	3.86%
Other U.S. government	926,453	6.71	3,978,158	2.91	—	—	—	—	4,904,611	3.63
Mortgage-backed securities[1][2]	340,415	1.52	24,447	6.39	1,003,413	3.91	3,781,174	4.59	5,149,449	4.26
State and municipal[3]	2,013	10.13	15,055	7.57	15,068	10.77	8,424	9.84	40,560	9.36
Corporate asset-backed and debt securities	9,102	3.21	—	—	83,470	3.88	262,527	4.03	355,099	3.97
Equity securities[4]	—	—	—	—	—	—	—	—	1,949	—
Foreign securities	6,969	1.32	1,067	—	—	—	—	—	8,036	1.14
Total securities available for sale	$1,505,059	5.07%	$4,069,312	2.96%	$1,101,951	4.00%	$4,052,125	4.56%	$10,730,396	3.97%

(1) The remaining contractual maturities of mortgage-backed securities were allocated assuming no prepayments. The contractual maturity of these securities is not a reliable indicator of their expected life because borrowers have the right to repay their obligations at any time.

(2) See discussion of expected duration in "Qualitative and Quantative Disclosures About Market Risk"

(3) Yields on tax-exempt municipal securities are presented on a taxable-equivalent basis using the current federal statutory rate of 35 percent.

(4) Equity securities do not have a stated maturity and are included in the total column only.

Loan Maturities

The following table presents our loans by contractual maturity.

	December 31, 2003			
(Dollars in thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Domestic:				
Commercial, financial and industrial	$2,826,221	$5,040,985	$ 950,473	$ 8,817,679
Construction	735,754	362,137	3,275	1,101,166
Mortgage:				
Residential	83	181,712	7,284,133	7,465,928
Commercial	429,215	1,490,617	2,275,346	4,195,178
Total mortgage	429,298	1,672,329	9,559,479	11,661,106
Consumer:				
Installment	24,642	191,532	602,572	818,746
Home equity	1,075,862	146,312	46	1,222,220
Total consumer	1,100,504	337,844	602,618	2,040,966
Lease financing	68,461	65,235	529,936	663,632
Total loans in domestic offices	5,160,238	7,478,530	11,645,781	24,284,549
Loans originated in foreign branches	1,639,350	8,290	2,564	1,650,204
Total loans	$6,799,588	$7,486,820	$11,648,345	25,934,753
Allowance for credit losses				532,970
Loans, net				$25,401,783
Total fixed rate loans due after one year				$ 9,642,210
Total variable rate loans due after one year				9,492,955
Total loans due after one year				$19,135,165

Certificates of Deposit of $100,000 and Over

The following table presents domestic certificates of deposit of $100,000 and over by maturity.

(Dollars in thousands)	December 31, 2003
Three months or less	$1,368,538
Over three months through six months	497,894
Over six months through twelve months	175,018
Over twelve months	193,573
Total domestic certificates of deposit of $100,000 and over	$2,235,023

We offer certificates of deposit of $100,000 and over at market rates of interest. Many of these certificates are issued to customers, both public and private, who have done business with us for an extended period. Based on our historical experience, we expect that as these deposits come due, the majority will continue to be renewed at market rates of interest.

Most of our deposits in foreign branches are certificates of deposit of $100,000 and over and mature in less than one year.

Borrowed Funds

The following table presents information on our borrowed funds.

(Dollars in thousands)	December 31, 2001	2002	2003
Federal funds purchased and securities sold under repurchase agreements with weighted average interest rates of 1.41%, 0.88% and 0.68% at December 31, 2001, 2002 and 2003, respectively	$ 418,814	$ 334,379	$ 280,968
Commercial paper, with weighted average interest rates of 1.89%, 1.21%, and 0.83% at December 31, 2001, 2002 and 2003, respectively	830,657	1,038,982	542,270
Other borrowed funds, with weighted average interest rates of 2.96% 2.25% and 1.49% at December 31, 2001, 2002 and 2003, respectively	700,403	267,047	212,088
Total borrowed funds	$1,949,874	$1,640,408	$1,035,326
Federal funds purchased and securities sold under repurchase agreements:			
Maximum outstanding at any month end	$1,575,938	$ 428,808	$ 421,373
Average balance during the year	1,243,933	427,610	405,982
Weighted average interest rate during the year	4.19%	1.41%	0.84%
Commercial paper:			
Maximum outstanding at any month end	$1,572,029	$1,107,578	$1,078,981
Average balance during the year	1,287,603	997,543	809,930
Weighted average interest rate during the year	4.07%	1.67%	1.05%
Other borrowed funds:			
Maximum outstanding at any month end	$ 702,511	$ 942,627	$ 322,308
Average balance during the year	464,033	469,877	192,248
Weighted average interest rate during the year	4.35%	2.15%	2.65%

Capital Adequacy and Dividends

Our principal capital adequacy objectives are to support future growth, to protect depositors, to absorb any unanticipated losses and to comply with various regulatory requirements.

Total stockholders' equity was $3.7 billion at December 31, 2003, a decrease of $18 million from December 31, 2002. This change was primarily a result of $587 million of net income for 2003, exercised stock options of $71 million, and stock issued in bank acquisitions of $48 million, offset by net unrealized losses on cash flow hedges of $61 million, net unrealized losses on securities available for sale of $125 million, dividends on our common stock of $179 million and repurchases of our common stock of $358 million, which included repurchases from BTM of $300 million. During 2002, we repurchased $386 million of our common stock, which included a repurchase of $300 million from BTM, and in 2001 we repurchased $108 million of our common stock. As of December 31, 2003, we are authorized to repurchase another $102 million of our common stock. We typically generate more capital each year than our normal dividend requirements and investment opportunities. Subject to ongoing capital, investment, and acquisition considerations, we expect to continue share repurchases in 2004.

We offer a dividend reinvestment plan that allows stockholders to reinvest dividends in our common stock at market price. BTM did not participate in this plan in either 2002 or 2003. Dividends paid to stockholders have increased in the past two years by approximately 11 percent per year. We review our dividend policy on a quarterly basis and determine our dividend considering many factors such as our earnings outlook, desired payout ratio, the need to maintain an adequate capital level and alternative investment opportunities.

Capital adequacy depends on a variety of factors including asset quality and risk profile, liquidity, earnings stability, competitive and economic conditions, and management. We believe that the current level of profitability, coupled with a prudent dividend policy, is adequate to support normal growth in operations, while meeting regulatory capital guidelines.

The following table summarizes our risk-based capital, risk-weighted assets, and risk-based capital ratios.

	December 31,					Minimum Regulatory Requirement
(Dollars in thousands)	1999	2000	2001	2002	2003	
Capital Components						
Tier 1 capital	$ 3,308,912	$ 3,471,289	$ 3,661,231	$ 3,667,237	$ 3,747,884	
Tier 2 capital	616,772	620,102	598,812	573,858	936,189	
Total risk-based capital	$ 3,925,684	$ 4,091,391	$ 4,260,043	$ 4,241,095	$ 4,684,073	
Risk-weighted assets	$33,288,167	$33,900,404	$31,906,438	$32,811,441	$33,133,407	
Quarterly average assets	$32,765,347	$34,075,813	$34,760,203	$37,595,002	$41,506,828	
Capital Ratios						
Total risk-based capital	11.79%	12.07%	13.35%	12.93%	14.14%	8.0%
Tier 1 risk-based capital	9.94	10.24	11.47	11.18	11.31	4.0
Leverage ratio[1]	10.10	10.19	10.53	9.75	9.03	4.0

(1) Tier 1 capital divided by quarterly average assets (excluding certain intangible assets).

We and Union Bank of California, N.A. are subject to various regulations of the federal banking agencies, including minimum capital requirements. We both are required to maintain minimum ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to quarterly average assets (the leverage ratio).

Compared with December 31, 2002, the increase in our capital ratios, with the exception of our leverage ratio, was primarily attributable to an increase in total capital mainly related to our issuance of $400 million of long-term subordinated debt in December of 2003 (further discussion of our subordinated debt can be found in Note 11 to our Consolidated Financial Statements included in this Annual Report). Our leverage ratio decrease was primarily attributable to a $4 billion, or 12 percent, increase in average total assets, which was substantially the result of an increase in our securities portfolio.

Included in Tier 1 capital at year-end 2003 is $350 million in preferred securities, which we redeemed on February 19, 2004. Absent the impact of all other factors that will affect our capital ratios, our Tier 1 average and total capital ratios will both decrease by approximately 100 basis points in 2004.

As of December 31, 2003, management believes the capital ratios of Union Bank of California, N.A. met all regulatory requirements of "well-capitalized" institutions, which are 10 percent for the Total risk-based capital ratio, 6 percent for the Tier 1 risk-based capital ratio and 5 percent for the leverage ratio.

Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss to future earnings, to fair values, or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments, including securities, loans, deposits, and borrowings, as well as derivative instruments. Our exposure to market risk is a function of our asset and liability management activities, our trading activities for our own account, and our role as a financial intermediary in customer-related transactions. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss and to reduce the volatility inherent in certain financial instruments.

The management of market risk is governed by policies reviewed and approved annually by our Board. The Board assigns responsibility for the administration of market risk management to the Chief Executive Officer who designates the chairman of the Asset & Liability Management Committee (ALCO), a committee composed of UnionBanCal Corporation executives. ALCO meets monthly and reports regularly to the Chief Executive Officer Forum and the Finance and Capital Committee of the Board on activities related to the management of market risk. As part of the management of our market risk, ALCO may direct changes in the mix of assets and liabilities and the extent to which we utilize securities and derivative instruments such as interest rate swaps, caps and floors to hedge our interest rate exposures. ALCO reviews and approves specific market risk management programs involving investment and hedging activities and certain market risk limits. The ALCO Chairman is responsible for the company-wide management of market risk. The Treasurer is responsible for implementing funding, investing, and hedging strategies designed to manage this risk. On a day-to-day basis, the monitoring of market risk takes place at a centralized level within the Market Risk Monitoring unit (MRM). MRM is responsible for measuring risks to ensure compliance with all market risk limits and guidelines incorporated within the policies and procedures established by the Board and ALCO. MRM reports monthly to ALCO on trading risk exposures and on compliance with interest rate risk, securities portfolio and derivatives policy limits. MRM also reports quarterly to ALCO on the effectiveness of our hedging activities. In addition, periodic reviews by our internal audit department and regulators provide further evaluation of controls over the risk management process.

We have separate and distinct methods for managing the market risk associated with our trading activities and our asset and liability management activities, as described below.

Interest Rate Risk Management (Other Than Trading)

We engage in asset and liability management activities with the primary purposes of managing the sensitivity of net interest income (NII) to changes in interest rates within limits established by the Board and maintaining a risk profile that is consistent with management's strategic objectives.

The ALM Policy approved by our Board's Finance & Capital Committee requires monthly monitoring of interest rate risk by ALCO through a variety of modeling techniques that are used to quantify the sensitivity of

NII to changes in interest rates. As directed by ALCO, and in consideration of the importance of our demand deposit accounts as a funding source, NII is adjusted in the official policy risk measure to incorporate the effect of certain noninterest expense items related to these deposits that are nevertheless sensitive to changes in interest rates. In managing interest rate risk, ALCO monitors NII sensitivity on both an adjusted and unadjusted basis.

Our unhedged NII remains inherently asset sensitive, meaning that our assets generally reprice more quickly than our liabilities, particularly our core deposits. Since the NII associated with an asset sensitive balance sheet tends to decrease when interest rates decline and increase when interest rates rise, derivative hedges and the investment portfolio are used to manage this risk. In the fourth quarter of 2003, we continued to modestly increase the size of our investment portfolio, principally through purchases of intermediate term mortgage-backed and agency issued securities. In addition, we entered into $400 million of interest rate cap corridors to offset the potential adverse impact that rising short-term interest rates could have on our cost of deposit funding. We also entered into $400 million of interest rate swaps to convert our ten-year, subordinated debt issuance from a fixed rate to floating rate instrument. For a further discussion of derivative instruments and our hedging strategies, see Note 16 to our Notes to Consolidated Financial Statements included in this Annual Report.

Together, our hedging and investment activities resulted in an essentially neutral interest rate risk profile for the hedged balance sheet with respect to parallel yield curve shifts in terms of simulated NII under the no rate change base case scenario. However, our NII is also sensitive to non-parallel shifts in the yield curve. In general, our adjusted NII increases when the yield curve steepens (specifically when short rates, under one year, drop and long rates, beyond one year, rise), while a flattening curve tends to depress our adjusted NII. In this respect, our adjusted NII is asset sensitive when measured against changes in long rates and slightly liability sensitive when measured against changes in short rates.

In the current low rate environment, run off of fixed rate assets, including prepayments, depresses NII even if interest rates do not change because the cash flows from the repaid and prepaid assets that were booked at higher rates must be reinvested at lower prevailing rates.

Our official NII policy measure involves a simulation of "Earnings-at-Risk" (EaR) in which we estimate the impact that gradual, ramped-on parallel shifts in the yield curve would have on NII over a 12-month horizon. Under the Board's policy limits, the negative change in simulated NII in either the up or down 200 basis point shock scenarios may not exceed 4 percent of NII as measured in the base case, or no change, scenario. The following table sets forth the simulation results in both the up and down 200 basis point ramp scenarios as of December 31, 2002 and December 31, 2003[1]:

(Dollars in millions)	December 31, 2002	December 31, 2003
+200 basis points	$ 29.2	$ 17.2
as a percentage of base case NII	1.96%	1.20%
−200 basis points	$ (20.8)	$ (19.8)
as a percentage of base case NII	1.39%	1.38%

[1] For these policy simulations, NII is adjusted to incorporate the effect of certain noninterest expense items related to demand deposits that are sensitive to changes in interest rates.

EaR in the down 200 basis point scenario was a negative $19.8 million, or 1.38 percent of adjusted NII in the base case scenario, well within the Board's guidelines.

However, with federal funds and LIBOR rates already below two percent, a downward ramp scenario of 200 basis points would result in short-term rate levels below zero. As a result, we believe that a downward ramp scenario of 100 basis points provides a more reasonable measure of asset sensitivity in a falling interest rate environment. As of December 31, 2003, the difference between adjusted NII in the base case and adjusted NII after a gradual 100 basis point downward ramp was a negative $7.6 million, or .53 percent of the base case.

Management's goal in the NII simulations is to capture the risk embedded in the balance sheet. As a result, asset and liability balances are kept constant throughout the analysis horizon. Two exceptions are non-maturity deposits, which vary with levels of interest rates according to statistically derived balance equations, and discretionary derivative hedges and fixed income portfolios, which are allowed to mature without replacement.

Additional assumptions are made to model the future behavior of deposit rates and loan spreads based on statistical analysis, management's outlook, and historical experience. The prepayment risks related to residential loans and mortgage-backed securities are measured using industry estimates of prepayment speeds. The sensitivity of the simulation results to the underlying assumptions is tested as a regular part of the risk measurement process by running simulations with different assumptions. In addition, management supplements the official risk measures based on the constant balance sheet assumption with volume-based simulations of NII based on forecasted balances and with value-based simulations that measure the sensitivity of economic-value-of-equity (EVE) to changes in interest rates. We believe that, together, these simulations provide management with a reasonably comprehensive view of the sensitivity of our operating results to changes in interest rates, at least over the measurement horizon. However, as with any financial model, the underlying assumptions are inherently uncertain and subject to refinement as modeling techniques and theory improve and historical data becomes more readily accessible. Consequently, our simulation models cannot predict with certainty how rising or falling interest rates might impact net interest income. Actual and simulated NII results will differ to the extent there are differences between actual and assumed interest rate changes, balance sheet volumes, and management strategies, among other factors.

At December 31, 2003, our securities available for sale portfolio included $10.4 billion of securities used for ALM purposes. This portfolio had an overall estimated duration of 2.5 compared to 1.8 at December 31, 2002. Duration is a measure of price sensitivity of a bond portfolio to immediate changes in interest rates. An effective duration of 1.8 suggests an expected price change of approximately 1.8 percent for an immediate one percent change in interest rates. This portfolio included $5.1 billion in mortgage-backed securities with an estimated duration of 3.1. Based on current interest rate forecasts, we anticipate that during 2004 the overall portfolio duration will be maintained between 2.0 and 3.0 and that the mortgage-backed securities portfolio duration will be maintained between 3.0 and 4.0. This range of durations, in the context of our total balance sheet, after giving consideration to the composition of our core deposits, contributes to the maintenance of our current, essentially neutral, interest rate risk profile.

Trading Activities

We enter into trading account activities primarily as a financial intermediary for customers, and, to a minor extent, for our own account. By acting as a financial intermediary, we are able to provide our customers with access to a wide range of products from the securities, foreign exchange, and derivatives markets. In acting for our own account, we may take positions in some of these instruments with the objective of generating trading profits. These activities expose us to two primary types of market risk: interest rate and foreign currency exchange risk.

In order to manage interest rate and foreign currency exchange risk associated with the securities and foreign exchange trading activities for our own account, we utilize a variety of non-statistical methods including: position limits for each trading activity, daily marking of all positions to market, daily profit and loss statements, position reports, and independent verification of all inventory pricing. Additionally, MRM reports positions and profits and losses daily to the Treasurer and trading managers and weekly to the ALCO Chairman. ALCO is provided reports on a monthly basis. We believe that these procedures, which stress timely communication between MRM and senior management, are the most important elements of the risk management process.

We use a form of Value at Risk (VaR) methodology to measure the overall market risk inherent in our trading account activities. Under this methodology, management statistically calculates, with 97.5 percent confidence, the potential loss in fair value that we might experience if an adverse shift in market prices were to occur within a period of 5 business days. The amount of VaR is managed within limits well below the maximum limit established by Board policy at 0.5 percent of stockholders' equity. The VaR model incorporates a number of key assumptions, including assumed holding period and historical volatility based on 3 years of historical market data updated quarterly.

The following table sets forth the average, high and low VaR for our trading activities for the years ended December 31, 2002 and 2003.

	December 31, 2002			December 31, 2003		
(Dollars in thousands)	Average VaR	High VaR	Low VaR	Average VaR	High VaR	Low VaR
Foreign exchange	$256	$546	$ 88	$143	$428	$57
Securities	213	543	45	206	463	97

Consistent with our business strategy of focusing on the sale of capital markets products to customers, we manage our trading risk exposures at conservative levels, well below the trading risk policy limits established by the Finance and Capital Committee of the Board. As a result, our foreign exchange business continues to derive the bulk of its revenue from customer-related transactions. We take inter-bank trading positions only on a limited basis and we do not take any large or long-term strategic positions in the market for our own portfolio. We continue to grow our customer-related foreign exchange business while maintaining an essentially unchanged inter-bank trading risk profile as measured under our VaR methodology.

The Securities Trading & Institutional Sales department serves the fixed income needs of our institutional clients and acts as the fixed income wholesaler for our broker/dealer subsidiary, UBOC Investment Services, Inc. As with our foreign exchange business, we continue to generate the vast majority of our securities trading income from customer-related transactions.

Our interest rate derivative contracts included, as of December 31, 2003, $3.8 billion notional amount of derivative contracts entered into as an accommodation for customers. We act as an intermediary and match these contracts, at a credit spread, to contracts with major dealers, thus neutralizing the related market risk.

Liquidity Risk

Liquidity risk represents the potential for loss as a result of limitations on our ability to adjust our future cash flows to meet the needs of depositors and borrowers and to fund operations on a timely and cost-effective basis. The ALM Policy approved by the Finance and Capital Committee of the Board requires quarterly reviews of our liquidity by ALCO. Additionally, ALCO conducts monthly ongoing reviews of our liquidity situation. Liquidity is managed through this ALCO coordination process on a Bank-wide basis, encompassing all major business units. The operating management of liquidity is implemented through the funding and investment functions of the Global Markets Group. Our liquidity management draws upon the strengths of our extensive retail and commercial core deposit franchise, coupled with the ability to obtain funds for various terms in a variety of domestic and international money markets. Our securities portfolio represents a significant source of additional liquidity.

Core deposits provide us with a sizable source of relatively stable and low-cost funds. Our average core deposits, which include demand deposits, money market demand accounts, and savings and consumer time deposits, combined with average common stockholders' equity, funded 83 percent of average total assets of $40.5 billion in 2003. Most of the remaining funding was provided by short-term borrowings in the form of negotiable certificates of deposit, large time deposits, foreign deposits, federal funds purchased, securities sold under repurchase agreements, commercial paper, and other borrowings. In the fourth quarter of 2003, we issued $400 million in long-term subordinated debt. In February 2004, we used a portion of the net proceeds (approximately $350 million) from the sale of these securities to redeem our outstanding Trust Notes. The remainder of the net proceeds from this offering is for general corporate purposes, which may include extending credit to or funding investments in our subsidiaries, repurchasing shares of our common stock, reducing our existing indebtedness or financing possible acquisitions.

The securities portfolio provides additional enhancement to our liquidity position, which may be created through either securities sales or repurchase agreements. At December 31, 2003, we could have sold or transferred under repurchase agreements approximately $8.3 billion of our available for sale securities, although no portion of this balance was encumbered at December 31, 2003. Liquidity may also be provided by the sale or maturity of other assets such as interest-bearing deposits in banks, federal funds sold, and trading account securities. The aggregate balance of these assets averaged $1.4 billion in 2003. Additional liquidity may be provided through loan maturities and sales. In the third quarter of 2003, we terminated the issuance of commercial paper under the UnionBanCal Corporation's commercial paper program. UnionBanCal Commercial Funding Corporation (a UnionBanCal Corporation subsidiary) continues to issue commercial paper under another commercial paper program. The proceeds of this commercial paper program are deposited in Union Bank of California, N.A. and used to fund our Bank operations.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations and Commitments

Off-balance sheet arrangements are any contractual arrangement to which an unconsolidated entity is a party, under which we have: (1) any obligation under a guarantee contract; (2) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets; (3) any obligation under certain derivative instruments; or (4) any obligation under a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

Our most significant off-balance sheet arrangements are limited to obligations under guarantee contracts such as financial and performance standby letters of credit for our credit customers, commercial letters of credit, unfunded commitments to lend, commitments to sell mortgage loans and commitments to fund investments in various CRA investments and venture capital investments. To a lesser extent, we enter into contractual guarantees of agented sales of LIHC tax credit investments that require us to perform under those guarantees if there are breaches of performance of the underlying income-producing properties. As part of our leasing activities, we may be lessor to special purpose entities to which we provide financing for large equipment leasing projects.

It is our belief that none of these arrangements expose us to any greater risk of loss than is already reflected on our balance sheet. We do not have any off-balance sheet arrangements in which we have any retained or contingent interest (as we do not transfer or sell our assets to entities in which we have a continuing involvement), any exposure to derivative instruments that are indexed to our stock nor any variable interests in any unconsolidated entity to which we may be a party, except for those leasing arrangements described previously.

The following table presents, as of December 31, 2003, our significant and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustment or other similar carrying value adjustments. For further information on contractual obligations and commitments, see Note 21 to our Consolidated Financial Statements included in this Annual Report.

(Dollars in thousands)	December 31, 2003 Less than One Year	One through Three Years	Four to Five Years	After Five Years	Total
Medium and long-term debt	$ —	$200,000	$200,000	$400,000	$ 800,000
Junior subordinated debt payable to subsidiary grantor trust	360,800	—	—	—	360,800
Other long-term liabilities					
Operating leases (premises)	49,711	85,665	58,135	87,211	280,722
Purchase obligations	6,875	10,286	4,920	—	22,081
Total debt and operating leases	$417,386	$295,951	$263,055	$487,211	$1,463,603

Purchase obligations include any legally binding contractual obligations that require us to spend more than $1,000,000 annually under the contract. Payments are shown through the date of contract termination. Purchase obligations in the table above include purchases of software licenses.

The following table presents our significant commitments to fund as of December 31, 2003:

(Dollars in thousands)	December 31, 2002	2003
Commitments to extend credit	$12,872,063	$13,531,518
Standby letters of credit	2,483,871	2,748,612
Commercial letters of credit	279,653	195,915
Commitments to fund principal investments	58,556	56,005

Business Segments

We segregate our operations into four primary business units for the purpose of management reporting, as shown in the table that follows. The results show the financial performance of our major business units.

The risk-adjusted return on capital (RAROC) methodology used seeks to attribute economic capital to business units consistent with the level of risk they assume. These risks are primarily credit risk, market risk and operational risk. Credit risk is the potential loss in economic value due to the likelihood that the obligor will not perform as agreed. Market risk is the potential loss in fair value due to changes in interest rates, currency rates and equity prices. Operational risk is the potential loss due to failures in internal control, system failures, or external events.

The following table reflects the condensed income statements, selected average balance sheet items and selected financial ratios for each of our primary business units. The information presented does not necessarily represent the business units' financial condition and results of operations as if they were independent entities. Also, the tables have been expanded to include performance center earnings. A performance center is a special unit whose income generating activities, unlike typical profit centers, are based on other business segment units' customer base. The revenues generated and expenses incurred for those transactions entered into to accommodate our customers are allocated to other business segments where the customer relationships reside. A performance center's purpose is to foster cross-selling with a total profitability view of the products and services it manages. For example, the Global Markets Trading and Sales unit, within the Global Markets Group, is a performance center that manages the foreign exchange, derivatives, and fixed income securities activities within the Global Markets organization. Unlike financial accounting, there is no authoritative body of guidance for management accounting equivalent to US GAAP. Consequently, reported results are not necessarily comparable with those presented by other companies.

The RAROC measurement methodology recognizes credit expense for expected losses arising from credit risk and attributes economic capital related to unexpected losses arising from credit, market and operational risks. As a result of the methodology used by the RAROC model to calculate expected losses, differences between the provision for credit losses and credit expense in any one period could be significant. However, over an economic cycle, the cumulative provision for credit losses and credit expense for expected losses should be substantially the same. Business unit results are based on an internal management reporting system used by management to measure the performance of the units and UnionBanCal Corporation as a whole. Our management reporting system identifies balance sheet and income statement items to each business unit based on internal management accounting policies. Net interest income is determined using our internal funds transfer pricing system, which assigns a cost of funds to assets or a credit for funds to liabilities and capital, based on their type, maturity or repricing characteristics. Noninterest income and expense directly or indirectly attributable to a business unit are assigned to that business. The business units are assigned the costs of products and services directly attributable to their business activity through standard unit cost accounting based on volume of usage. All other corporate expenses (overhead) are assigned to the business units based on a predetermined percentage of usage.

We have restated certain business units' results for the prior periods to reflect certain transfer pricing changes and any reorganization changes that may have occurred.

	Community Banking and Investment Services Group Years Ended December 31,			Commercial Financial Services Group Years Ended December 31,			International Banking Group Years Ended December 31,		
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Results of operations after performance center earnings (dollars in thousands):									
Net interest income	$ 689,618	$ 772,999	$ 884,863	$714,902	$678,759	$ 829,592	$39,498	$ 38,196	$ 40,917
Noninterest income	375,867	379,023	433,777	161,480	207,852	253,596	59,022	68,049	80,903
Total revenue	1,065,485	1,152,022	1,318,640	876,382	886,611	1,083,188	98,520	106,245	121,820
Noninterest expense	688,969	721,032	818,401	345,540	382,736	411,598	57,481	63,173	61,514
Credit expense	41,612	33,628	31,716	149,635	190,402	159,027	4,424	1,905	2,103
Income before income tax expense	334,904	397,362	468,523	381,207	313,473	512,563	36,615	41,167	58,203
Income tax expense	128,101	151,991	179,210	128,362	100,734	170,434	14,005	15,746	22,263
Net income (loss)	$ 206,803	$ 245,371	$ 289,313	$252,845	$212,739	$ 342,129	$22,610	$ 25,421	$ 35,940
Performance center earnings (dollars in thousands):									
Net interest income	$ 872	$ 816	$ 663	$ (1,269)	$ (1,234)	$ (491)	$ —	$ —	$ 33
Noninterest income	(11,380)	(48,649)	(42,905)	28,755	61,207	66,348	372	4,256	1,265
Noninterest expense	(7,535)	(37,237)	(35,329)	9,444	33,103	36,917	471	3,396	437
Net income (loss)	(1,942)	(6,648)	(4,341)	11,321	16,791	18,027	(61)	531	531
Total loans (dollars in millions)	20	25	25	(39)	(45)	(43)	—	—	—
Average balances (dollars in millions):									
Total loans[1]	$ 8,896	$ 10,084	$ 11,462	$ 15,639	$ 14,113	$ 12,853	$ 987	$ 1,175	$ 1,537
Total assets	9,780	10,867	12,489	17,564	15,929	14,847	1,342	1,500	1,967
Total deposits[1]	13,386	14,613	16,902	8,050	9,857	12,715	1,419	1,492	1,551
Financial ratios:									
Risk adjusted return on capital	36%	43%	43%	14%	13%	21%	27%	38%	58%
Return on average assets	2.11	2.26	2.32	1.44	1.34	2.30	1.68	1.69	1.83
Efficiency ratio[2]	64.66	62.59	62.06	39.43	43.17	38.00	58.34	59.46	50.50

	Global Markets Group Years Ended December 31,			Other Years Ended December 31,			UnionBanCal Corporation Years Ended December 31,		
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Results of operations after performance center earnings (dollars in thousands):									
Net interest income	$ 18,874	$ (5,712)	$(254,047)	$ 61,150	$ 77,727	$ 67,741	$1,524,042	$1,561,969	$1,569,066
Noninterest income	19,633	10,104	7,674	52,064	20,247	18,303	668,066	685,275	794,253
Total revenue	38,507	4,392	(246,373)	113,214	97,974	86,044	2,192,108	2,247,244	2,363,319
Noninterest expense	24,095	16,000	16,261	75,751	114,024	100,579	1,191,836	1,296,965	1,408,353
Credit expense (income)	200	200	200	89,129	(51,135)	(118,046)	285,000	175,000	75,000
Income (loss) before income tax expense (benefit)	14,212	(11,808)	(262,834)	(51,666)	35,085	103,511	715,272	775,279	879,966
Income tax expense (benefit)	5,436	(4,517)	(100,534)	(42,060)	(16,578)	21,454	233,844	247,376	292,827
Net income (loss)	$ 8,776	$ (7,291)	$(162,300)	$ (9,606)	$ 51,663	$ 82,057	$ 481,428	$ 527,903	$ 587,139
Performance center earnings (dollars in thousands):									
Net interest income	$ —	$ —	$ (621)	$ 397	$ 418	$ 416	$ —	$ —	$ —
Noninterest income	(25,347)	(30,242)	(38,671)	7,600	13,428	13,963	—	—	—
Noninterest expense	(4,914)	(5,422)	(7,684)	2,534	6,160	5,659	—	—	—
Net income (loss)	(12,618)	(15,326)	(19,518)	3,300	4,652	5,301	—	—	—
Total loans (dollars in millions)	—	—	—	19	20	18	—	—	—
Average balances (dollars in millions):									
Total loans[1]	$ 80	$ 113	$ 270	$ 349	$ 350	$ 303	$ 25,951	$ 25,835	$ 26,425
Total assets	5,210	7,000	10,089	723	812	1,078	34,619	36,108	40,470
Total deposits[1]	2,928	1,810	1,006	759	981	1,272	26,542	28,753	33,446
Financial ratios:									
Risk adjusted return on capital	3%	(1)%	(16)%	na	na	na	na	na	na
Return on average assets	0.17	(0.10)	(1.61)	na	na	na	1.39%	1.46%	1.45%
Efficiency ratio[2]	62.57	364.30	(6.60)	na	na	na	54.32	57.64	59.53

(1) *Represents loans and deposits for each business segment after allocation between the segments of loans and deposits originated in one segment but managed by another segment.*

(3) The efficiency ratio is noninterest expense, excluding foreclosed asset expense (income), as a percentage of net interest income and noninterest income. Foreclosed asset expense (income) was $(0) million in 2001, $0.1 million in 2002 and ($0.1) million in 2003.

na = not applicable

Community Banking and Investment Services Group

The Community Banking and Investment Services Group provides financial products including a set of credit, deposit, trust, risk management, and insurance products delivered through branches, relationship managers, private bankers, trust administrators, and insurance agents to individuals and small businesses.

In 2003, net income increased $43.9 million, or 18 percent, compared to 2002. Total revenue increased $166.6 million, or 15 percent, compared to a year earlier. Increased asset and deposit volumes offset the effect of a lower interest rate environment leading to an increase of $111.9 million, or 15 percent, in net interest income over the prior year. Excluding auto lease residual writedowns of $9.0 million and $0.3 million, in 2002 and 2003, respectively, and the impact of performance center earnings, noninterest income was $40.3 million, or 9 percent, higher than the prior year primarily due to our acquisitions of John Burnham & Company, in the fourth quarter of 2002, and Tanner Insurance Brokers, Inc., in the second quarter of 2003, and higher deposit-related service fees. Noninterest expense increased $97.4 million, or 14 percent, in 2003 compared to 2002, with the majority of that increase being attributable to higher salaries and employee benefits mainly related to acquisitions, deposit gathering, small business growth and residential loan growth over 2002.

In 2003, the Community Banking and Investment Services Group continued to emphasize growing the consumer asset portfolio, expanding wealth management services, extending the small business franchise, expanding the branch network, and expanding cross selling activities throughout the Bank. The strategy for growing the consumer asset portfolio primarily focused on mortgage and home equity products that may be originated through the branch network, as well as through channels such as wholesalers, correspondents, and whole loan purchases. As of December 31, 2003, residential mortgages grew by $1.1 billion, or 17 percent, from the prior year. The Wealth Management division is focused on becoming a growing provider of banking and investment products for affluent individuals in geographic areas already served by us. We seek to provide quality service superior to that of our competitors and offer our customers an attractive product suite. Core elements of the initiative to extend our small business franchise include improving our sales force, increasing marketing activities, adding new locations, and developing online capabilities to complement physical distribution. It is anticipated that expansion of the distribution network will be achieved through acquisitions and new branch openings. During 2002, we completed our acquisitions of Valencia Bank and Trust, a commercial bank with $266 million in assets and five branches, and First Western Bank, a commercial bank with $224 million in assets and seven branches. On July 1, 2003, we completed the acquisition of Monterey Bay Bank, a $632 million asset savings and loan association headquartered in Watsonville, California, with eight full-service branches in the Greater Monterey Bay area. On January 16, 2004, we completed our acquisition of Business Bank of California, a commercial bank headquartered in San Bernardino, California, with $704 million in assets and fifteen full-service branches in the Southern California Inland Empire and the San Francisco Bay Area.

The Community Banking and Investment Services Group is comprised of five major divisions: Community Banking, Wealth Management, Institutional Services and Asset Management, Consumer Asset Management, and Insurance Services.

Community Banking serves its customers through 280 full-service branches in California, 4 full-service branches in Oregon and Washington, and a network of 551 proprietary ATMs. Customers may also access our services 24 hours a day by telephone or through our *website* at www.uboc.com. In addition, the division offers automated teller and point-of-sale merchant services.

This division is organized by service delivery method, by markets and by geography. We serve our customers in the following ways:

- through community banking branches, which serve consumers and businesses with checking and deposit services, as well as various types of consumer financing;

- through on-line access to our internet banking services, which augment our physical delivery channels by providing an array of customer transaction, bill payment and loan payment services;
- through branches and business banking centers, which serve businesses with annual sales up to $5 million; and
- through in-store branches, which also serve consumers and businesses.

Wealth Management provides private banking services to our affluent clientele as well as brokerage products and services.

- The Private Bank focuses primarily on delivering financial services to high net worth individuals with sophisticated financial needs as well as to professional service firms. Specific products and services include trust and estate services, investment account management services, and deposit and credit products. A key strategy of The Private Bank is to expand its business by leveraging existing Bank client relationships. Through 14 existing locations, The Private Bank relationship managers offer all of our available products and services.
- Our brokerage products and services are provided through UBOC Investment Services, Inc., a registered broker/dealer offering investment products to individuals and institutional clients, whose primary strategy is to further penetrate our existing client base.

Institutional Services and Asset Management provides investment management and administration services for a broad range of individuals and institutions.

- HighMark Capital Management, Inc., a registered investment advisor, provides investment advisory services to institutional clients and its proprietary mutual funds, the affiliated HighMark Funds. It also provides advisory services to Union Bank of California, N.A. trust and agency clients, including corporations, pension funds and individuals. HighMark Capital Management, Inc. also provides mutual fund support services. HighMark Capital Management, Inc.'s strategy is to increase assets under management by broadening its client base and helping to expand the distribution of shares of its mutual fund clients.
- Institutional Services provides custody, corporate trust, and retirement plan services. Custody Services provides both domestic and international safekeeping/settlement services in addition to securities lending. Corporate Trust acts as trustee for corporate and municipal debt issues. Retirement Services provides a full range of defined benefit and defined contribution administrative services, including trustee services, administration, investment management, and 401(k) valuation services. The client base of Institutional Services includes financial institutions, corporations, government agencies, unions, insurance companies, mutual funds, investment managers, and non-profit organizations. Institutional Services' strategy is to continue to leverage and expand its position in our target markets.

Consumer Asset Management provides the centralized underwriting, processing, servicing, collection and administration for consumer assets including residential loans and merchant bank cards.

- Consumer Asset Management is centralized in two California sites, one in San Diego and one in Brea, and
- provides customer and credit management services for consumer loan products.

Insurance Services provides a range of risk management services and insurance products to business and retail customers. The group, which includes our 2001 acquisition of Armstrong/Robitaille, Inc., our 2002 acquisition of John Burnham & Company, and our 2003 acquisitions of Tanner Insurance Brokers, Inc. and Knight Insurance Agency, offers its risk management and insurance products through offices in California and Oregon.

Through alliances with other financial institutions, the Community Banking and Investment Services Group offers additional products and services, such as credit cards, leasing, and asset-based and leveraged financing.

The group competes with larger banks by attempting to provide service quality superior to that of its major competitors. The group's primary means of competing with community banks include its branch network and its technology to deliver banking services. The group also offers convenient banking hours to consumers through our drive-through banking locations and selected branches that are open seven days a week.

The group competes with a number of commercial banks, internet banks, savings associations and credit unions, as well as more specialized financial service providers such as investment brokerage companies, consumer finance companies, and residential real estate lenders. The group's primary competitors are other major depository institutions such as Bank of America, Citibank, Washington Mutual and Wells Fargo, as well as smaller community banks in the markets in which we operate.

Commercial Financial Services Group

The Commercial Financial Services Group offers financing and cash management services to middle-market and large corporate businesses primarily headquartered in the western United States. The Commercial Financial Services Group has continued to focus specialized financing expertise to specific geographic markets and industry segments such as energy, entertainment, and real estate. Relationship managers in the Commercial Financial Services Group provide credit services, including commercial loans, accounts receivable and inventory financing, project financing, lease financing, trade financing and real estate financing. In addition to credit services, the group offers its customers access to cash management services delivered through deposit managers with experience in cash management solutions for businesses and government entities.

In 2003, net income increased $129.4 million, or 61 percent, compared to 2002. Net interest income increased $150.8 million, or 22 percent, partially attributable to the impact of increasing deposit balances and a lower cost of funds resulting from the lower interest rate environment. Beginning in 2003, the transfer pricing credit for funds provides for a floor on analyzed demand deposit account balances, which was triggered during the first quarter of 2003. Had such a floor existed in 2002, net interest income would have been approximately $19 million higher. Excluding higher income in the private equity portfolio of $17.8 million, mainly related to lower writedowns on private capital investments in 2003 compared to 2002, noninterest income increased $28.0 million, or 13 percent. This 13 percent increase was mainly attributable to higher deposit-related service fees. Noninterest expense increased $28.9 million, or 8 percent, compared to a year earlier due to higher expenses to support increased product sales and deposit volume. Credit expense decreased $31.4 million mainly attributable to a refinement in the RAROC allocation of capital and expected losses and lower loan balances year-over-year.

The group's initiatives during 2003 included expanding wholesale deposit activities and increasing domestic trade financing. Loan strategies included originating, underwriting and syndicating loans in core competency markets, such as the California middle-market, commercial real estate, energy, entertainment, equipment leasing and commercial finance. The Commercial Financial Services Group provides strong processing services, including services such as check processing, front-end item processing, cash vault services and digital imaging.

The Commercial Financial Services Group is comprised of the following business units:

- the Commercial Banking Division, which serves California middle-market and large corporate companies with commercial lending, trade financing, and asset-based loans;
- the Corporate Deposit and Treasury Management Division, which provides deposit and cash management expertise to clients in the middle-market, large corporate market, government agencies and specialized industries;

- the Real Estate Industries Division, which provides real estate lending products such as construction loans, commercial mortgages and bridge financing;
- the Energy Capital Services Division, which provides custom financing and project financing to oil and gas companies, as well as power and utility companies, nationwide and internationally; and
- the Corporate Capital Markets Division, which provides custom financing to middle-market and large corporate clients in their defined industries and geographic markets, together with limited merchant and investment banking related products and services.

The Check Clearing for the 21st Century Act (Check 21) was signed into law on October 28, 2003, and will become effective on October 28, 2004. Check 21 is designed to foster innovation in the payments system and to enhance its efficiency by reducing some of the legal impediments to check truncation (that is, the banking process by which cancelled original checks are not returned to the customer with the customer's regular bank statement). The law facilitates check truncation by creating a new negotiable instrument called a substitute check, which would permit banks to truncate original checks, to process check information electronically, and to deliver substitute checks to banks that want to continue receiving paper checks. A substitute check will be the legal equivalent of the original check and will include all the information contained on the original check. The law does not require banks to accept checks in electronic form nor does it require banks to use the new authority granted by Check 21 to create substitute checks. The detailed regulations regarding Check 21 are still pending. In order to manage and control the changes which may be necessitated by Check 21, we have established a "Check 21 Initiative Project Management Structure," composed of representatives from many of our operating units. The objective of this initiative is to allow us to prioritize and allocate our resources and mitigate risk to our ongoing operations. It is not possible at this time to predict the long-term financial impact of Check 21 on our business.

The group's main strategy is to target industries and companies for which the group can reasonably expect to be one of a customer's primary banks. Consistent with its strategy, the group attempts to serve a large part of its targeted customers' credit and depository needs. The group competes with other banks primarily on the basis of the quality of its relationship managers, the delivery of quality customer service, and its reputation as a "business bank." The group also competes with a variety of other financial services companies. Competitors include other major California banks, as well as regional, national and international banks. In addition, the group competes with investment banks, commercial finance companies, leasing companies, and insurance companies.

International Banking Group

The International Banking Group primarily focuses on providing correspondent banking and trade finance related products and services to international financial institutions worldwide. This focus includes products and services such as letters of credit, international payments, collections and financing of mostly short-term transactions. The majority of the revenue generated by the International Banking Group is from customers domiciled outside of the US.

In 2003, net income increased $10.5 million, or 41 percent, compared to 2002. Total revenue in 2003 increased $15.6 million, or 15 percent, compared to 2002. Net interest income increased $2.8 million, or 7 percent, from 2002, mainly attributable to both higher deposit and loan volumes. Noninterest income was $12.9 million, or 19 percent, higher than 2002 primarily attributed to a $9.0 million gain on the call of a Mexican Brady Bond in the second quarter of 2003. Noninterest expense decreased $1.7 million, or 3 percent, compared to 2002. Credit expense of $2.1 million was relatively unchanged from 2002. The International Banking Group's business revolves around short-term trade financing, mostly to banks, which provides service-related income, as well as significantly lower credit risk when compared to other lending activities.

The group has a long history of providing correspondent banking and trade-related products and services to international financial institutions. We believe the group continues to achieve strong customer loyalty in the correspondent banking market. The International Banking Group, headquartered in San Francisco, also maintains representative offices in Asia and Latin America and an international banking subsidiary in New York.

Global Markets Group

The Global Markets Group conducts business activities primarily to support the previously described business groups and their customers. This group offers a broad range of risk management products, such as foreign exchange contracts and interest rate swaps and options. It trades money market, government, agency, and other securities to meet investment needs of our institutional and business clients. Another primary area of the group is treasury management for the Company, which encompasses wholesale funding, liquidity management, interest rate risk management, including securities portfolio management, and hedging activities. The Global Markets Group results include the transfer pricing activity for the Bank, which allocates to the other business segments their cost of funds on all asset categories or credit for funds in the case of all liability categories.

In 2003, net loss was $162.3 million compared to a net loss of $7.3 million in 2002. Total revenue in 2003 decreased by $250.8 million, compared to 2002, resulting from a $248.3 million decrease in net interest income. The decrease in net interest income was primarily attributable to a higher transfer pricing residual in 2003 resulting from significantly higher year-over-year growth in deposits, which are priced on longer-term liability rates, compared to credits on earning assets, which are priced on shorter-term lending rates. Beginning in 2003, the transfer pricing credit for funds provides for a floor on analyzed demand deposit account balances, which was triggered during the first quarter 2003. Had such a floor existed in 2002, net interest income would have declined by approximately $19 million. Noninterest income was $2.4 million, or 24 percent, lower than 2002, mainly attributable to losses of $2.3 million on the sale of available for sale securities in 2003. Compared to 2002, noninterest expense of $16.3 million in 2003 was relatively unchanged.

Other

"Other" includes the following items:

- corporate activities that are not directly attributable to one of the four major business units. Included in this category are certain other nonrecurring items such as the results of operations of certain parent company non-bank subsidiaries and the elimination of the fully taxable-equivalent basis amount;
- the adjustment between the credit expense under RAROC and the provision for credit losses under US GAAP and earnings associated with unallocated equity capital;
- the adjustment between the tax expense calculated under RAROC using a tax rate of 38.25 percent and the Company's effective tax rates;
- the Pacific Rim Corporate Group, with assets of $325 million at December 31, 2003, which offers a range of credit, deposit, and investment management products and services to companies in the US, which are affiliated with companies headquartered in Japan; and
- the residual costs of support groups.

Net income for "Other" in 2003 was $82.1 million. The results were impacted by the following factors:

- Credit expense (income) of ($118.0) million was due to the difference between the $75.0 million in provision for credit losses calculated under our US GAAP methodology and the $193.0 million in expected losses for the reportable business segments, which utilizes the RAROC methodology;

- Net interest income of $67.7 million, which resulted from the differences between the credit for equity for the reportable segments under RAROC and the net interest income earned by UnionBanCal Corporation, and a credit for deposits in the Pacific Rim Corporate Group;
- Noninterest income of $18.3 million; and
- Noninterest expense of $100.6 million.

Net income for "Other" in 2002 was $51.7 million. The results were impacted by the following factors:

- Credit expense (income) of ($51.1) million was due to the difference between the $175.0 million in provision for credit losses calculated under our US GAAP methodology and the $226.1 million in expected losses for the reportable business segments, which utilizes the RAROC methodology; offset by
- Net interest income of $77.7 million, which resulted from the differences between the credit for equity for the reportable segments under RAROC and the net interest income earned by UnionBanCal Corporation, and a credit for deposits in the Pacific Rim Corporate Group;
- Noninterest income of $20.2 million; and
- Noninterest expense of $114.0 million.

Certain Business Risk Factors

Adverse California economic conditions could adversely affect our business

A substantial majority of our assets, deposits and fee income are generated in California. As a result, poor economic conditions in California may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. Economic conditions in California are subject to various uncertainties at this time, including the decline in the technology sector, the California state government's budgetary difficulties and continuing fiscal difficulties. We have various banking relationships with the California State government, including credit and deposit relationships and funds transfer arrangements. If economic conditions in California decline, we expect that our level of problem assets could increase and our business' prospects for growth could be impaired. On March 2, 2004, the California electorate approved certain ballot measures, including a one-time economic recovery bond issue of up to $15 billion to pay off the State's accumulated general fund deficit. While these measures are expected to provide near-term relief for State government's fiscal situation, the State of California continues to face fiscal challenges, the long-term impact of which, on the State's economy, cannot be predicted with any certainty.

The continuing war on terrorism could adversely affect US economic conditions

Acts or threats of terrorism and actions taken by the US or other governments as a result of such acts or threats may result in a downturn in US economic conditions and could adversely affect business and economic conditions in the US generally and in our principal markets.

Adverse economic factors affecting certain industries could adversely affect our business

We are subject to certain industry-specific economic factors. For example, a significant and increasing portion of our total loan portfolio is related to residential real estate. Accordingly, a downturn in the real estate and housing industries in California could have an adverse effect on our operations. We provide financing to businesses in a number of other industries that may be particularly vulnerable to industry-specific economic factors, including the communications / media industry, the retail industry, the airline industry, the power industry and the technology industry. Industry-specific risks are beyond our control and could adversely affect our portfolio of loans, potentially resulting in an increase in nonperforming loans or charge-offs.

Risks associated with curtailed market access of power companies could affect our portfolio credit quality

The failure of Enron Corporation, coupled with continued turbulence in the energy markets, has significantly impacted debt ratings and equity valuations of a broad spectrum of power companies, particularly those involved in energy trading and in deregulated or nonregulated markets. These developments have sharply reduced these companies' ability to access public debt and equity markets, contributing to heightened liquidity pressures. Should these negative trends continue and/or intensify, the credit quality of certain of our borrowers could be adversely affected.

Fluctuations in interest rates could adversely affect our business

Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow. Conversely, further decreases in interest rates could result in an acceleration in the prepayment of loans. An increase in market interest rates could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge-offs, which could adversely affect our business.

Fluctuations in interest rates could adversely affect our margin spread

Changes in market interest rates, including changes in the relationship between short-term and long-term market interest rates or between different interest rate indices, can impact our margin spread, that is, the difference between the interest rates we charge on interest earning assets, such as loans, and the interest rates we pay on interest bearing liabilities, such as deposits or other borrowings. The impact, particularly in a falling interest rate environment, could result in a decrease in our interest income relative to interest expense.

Stockholder votes are controlled by BTM; our interests may not be the same as BTM's interests

BTM, a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc., owns a majority (approximately 63 percent as of December 31, 2003) of the outstanding shares of our common stock. As a result, BTM can elect all of our directors and can control the vote on all matters, including determinations such as: approval of mergers or other business combinations; sales of all or substantially all of our assets; any matters submitted to a vote of our stockholders; issuance of any additional common stock or other equity securities; incurrence of debt other than in the ordinary course of business; the selection and tenure of our Chief Executive Officer; payment of dividends with respect to common stock or other equity securities; and other matters that might be favorable to BTM.

A majority of our directors are independent of BTM and are not officers or employees of UnionBanCal Corporation or any of our affiliates, including BTM. However, because of BTM's control over the election of our directors, BTM could change the composition of our Board of Directors so that the Board would not have a majority of independent directors. BTM's ability to prevent an unsolicited bid for us or any other change in control could have an adverse effect on the market price for our common stock.

Possible future sales of shares by BTM could adversely affect the market for our stock

BTM may sell shares of our common stock in compliance with the federal securities laws. By virtue of BTM's current control of us, BTM could sell large amounts of shares of our common stock by causing us to file a registration statement that would allow them to sell shares more easily. In addition, BTM could sell shares of our common stock without registration. Although we can make no prediction as to the effect, if any, that such sales would have on the market price of our common stock, sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock. If BTM sells or transfers shares of our common stock as a block, another person or entity could become our controlling stockholder.

BTM's financial condition could adversely affect our operations

Although we fund our operations independently of BTM and believe our business is not necessarily closely related to BTM's business or outlook, BTM's credit ratings may affect our credit ratings. BTM is also subject to regulatory oversight and review by Japanese and US regulatory authorities. Our business operations and expansion plans could be negatively affected by regulatory concerns related to the Japanese financial system and BTM.

Potential conflicts of interest with BTM could adversely affect us

BTM's view of possible new businesses, strategies, acquisitions, divestitures or other initiatives may differ from ours. This may delay or hinder us from pursuing such initiatives.

Also, as part of BTM's normal risk management processes, BTM manages global credit exposures and concentrations on an aggregate basis, including UnionBanCal Corporation. Therefore, at certain levels or in certain circumstances, our ability to approve certain credits or other banking transactions and categories of customers is subject to the concurrence of BTM. We may wish to extend credit or furnish other banking services to the same customers as BTM. Our ability to do so may be limited for various reasons, including BTM's aggregate credit exposure and marketing policies.

Certain directors and officers' ownership interests in BTM's common stock or service as a director or officer or other employee of both us and BTM could create or appear to create potential conflicts of interest, especially since both of us compete in the US banking industry.

Substantial competition in the California banking market could adversely affect us

Banking is a highly competitive business. We compete actively for loan, deposit, and other financial services business in California, as well as nationally and internationally. Our competitors include a large number of state and national banks, thrift institutions and major foreign-affiliated or foreign banks, as well as many financial and nonfinancial firms that offer services similar to those offered by us. Some of our competitors are community banks that have strong local market positions. Other competitors include large, financial institutions that have substantial capital, technology and marketing resources. Such large, financial institutions may have greater access to capital at a lower cost than us, which may adversely affect our ability to compete effectively.

Banks, securities firms, and insurance companies can now combine as a "financial holding company." Financial holding companies can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking. Recently, a number of foreign banks have acquired financial services companies in the US, further increasing competition in the US market.

Restrictions on dividends and other distributions could limit amounts payable to us

As a holding company, a substantial portion of our cash flow typically comes from dividends our bank and nonbank subsidiaries pay to us. Various statutory provisions restrict the amount of dividends our subsidiaries can pay to us without regulatory approval. In addition, if any of our subsidiaries liquidate, that subsidiary's creditors will be entitled to receive distributions from the assets of that subsidiary to satisfy their claims against it before we, as a holder of an equity interest in the subsidiary, will be entitled to receive any of the assets of the subsidiary.

Adverse effects of, or changes in, banking or other laws and regulations or governmental fiscal or monetary policies could adversely affect us

We are subject to significant federal and state regulation and supervision, which is primarily for the benefit and protection of our customers and not for the benefit of investors. In the past, our business has been materially affected by these regulations. This trend is likely to continue in the future. Laws, regulations or policies, including accounting standards and interpretations currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may be adversely affected by any future changes in laws, regulations, policies or interpretations, including legislative and regulatory reactions to the terrorist attack on September 11, 2001, and future acts of terrorism, and the Enron Corporation, WorldCom, Inc. and other major US corporate bankruptcies and reports of accounting irregularities at US public companies, including various large and publicly traded companies. Additionally, our international activities may be subject to the laws and regulations of the jurisdiction where business is being conducted. International laws, regulations and policies affecting us and our subsidiaries may change at any time and affect our business opportunities and competitiveness in these jurisdictions. Due to BTM's controlling ownership of us, laws, regulations and policies adopted or enforced by the Government of Japan may adversely affect our activities and investments and those of our subsidiaries in the future.

Additionally, our business is affected significantly by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board (FRB), which regulates the supply of money and credit in the US. Under long-standing policy of the FRB, a bank holding company is expected to act as a source of financial strength for its subsidiary banks. As a result of that policy, we may be required to commit financial and other resources to our subsidiary bank in circumstances where we might not otherwise do so. Among the instruments of monetary policy available to the FRB are (a) conducting open market operations in US government securities, (b) changing the discount rates of borrowings by depository institutions, and (c) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the FRB may have a material effect on our business, results of operations and financial condition.

Risks associated with potential acquisitions or divestitures or restructuring may adversely affect us

We may seek to acquire or invest in companies, technologies, services or products that complement our business. There can be no assurance that we will be successful in completing any such acquisition or investment as this will depend on the availability of prospective target companies at valuation levels we find attractive and the competition for such opportunities from other bidders. In addition, we continue to evaluate the performance of all of our businesses and business lines and may sell a business or business line. Any acquisitions, divestitures or restructuring may result in the issuance of potentially dilutive equity securities, significant write-offs, including those related to goodwill and other intangible assets, and/or the incurrence of debt, any of which could have a material adverse effect on our business, financial condition and results of operations. Acquisitions, divestitures or restructuring could involve numerous additional risks including difficulties in obtaining any required regulatory approvals and in the assimilation or separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, higher than expected deposit attrition (run-off), divestitures required by regulatory authorities, the disruption of our business, and the potential loss of key employees. There can be no assurance that we will be successful in overcoming these or any other significant risks encountered.

UnionBanCal Corporation and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UnionBanCal Corporation and Subsidiaries
Consolidated Statements of Income

(Dollars in thousands, except per share data)	Years Ended December 31, 2001	2002	2003
Interest Income			
Loans	$1,883,835	$1,519,335	$1,403,293
Securities	294,066	315,956	348,718
Interest bearing deposits in banks	2,850	2,806	3,990
Federal funds sold and securities purchased under resale agreements	6,844	13,478	10,203
Trading account assets	7,716	4,397	3,459
Total interest income	2,195,311	1,855,972	1,769,663
Interest Expense			
Domestic deposits	445,486	215,138	151,004
Foreign deposits	69,830	21,110	10,232
Federal funds purchased and securities sold under repurchase agreements	52,153	6,030	3,401
Commercial paper	52,439	16,645	8,508
Medium and long-term debt	10,445	9,344	7,845
Preferred securities and trust notes	20,736	15,625	14,510
Other borrowed funds	20,180	10,111	5,097
Total interest expense	671,269	294,003	200,597
Net Interest Income	1,524,042	1,561,969	1,569,066
Provision for credit losses	285,000	175,000	75,000
Net interest income after provision for credit losses	1,239,042	1,386,969	1,494,066
Noninterest Income			
Service charges on deposit accounts	245,116	275,820	311,417
Trust and investment management fees	154,092	143,953	136,347
International commissions and fees	71,337	76,956	86,505
Insurance commissions	1,445	27,847	62,652
Card processing fees, net	30,638	35,318	37,520
Brokerage commissions and fees	35,835	35,625	31,755
Merchant banking fees	33,532	32,314	30,990
Foreign exchange gains, net	26,565	28,548	30,000
Securities gains, net	23,896	2,502	9,309
Other	45,610	26,392	57,758
Total noninterest income	668,066	685,275	794,253
Noninterest Expense			
Salaries and employee benefits	659,840	731,166	808,804
Net occupancy	95,152	106,592	124,274
Equipment	64,357	66,160	65,394
Communications	50,439	53,382	52,087
Professional services	38,480	44,851	48,558
Data processing	35,732	32,589	31,574
Foreclosed asset expense (income)	(13)	146	(84)
Other	247,849	262,079	277,746
Total noninterest expense	1,191,836	1,296,965	1,408,353
Income before income taxes	715,272	775,279	879,966
Income tax expense	233,844	247,376	292,827
Net Income	$ 481,428	$ 527,903	$ 587,139
Net income per common share—basic	$ 3.05	$ 3.41	$ 3.94
Net income per common share—diluted	$ 3.04	$ 3.38	$ 3.90
Weighted average common shares outstanding—basic	157,845	154,758	148,917
Weighted average common shares outstanding—diluted	158,623	156,415	150,645

See accompanying notes to consolidated financial statements.

UnionBanCal Corporation and Subsidiaries
Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2002	December 31, 2003
Assets		
Cash and due from banks	$ 2,823,573	$ 2,494,127
Interest bearing deposits in banks	278,849	235,158
Federal funds sold and securities purchased under resale agreements	1,049,700	769,720
Total cash and cash equivalents	4,152,122	3,499,005
Trading account assets	276,021	252,929
Securities available for sale:		
Securities pledged as collateral	157,823	106,560
Held in portfolio	7,109,498	10,660,332
Loans (net of allowance for credit losses: 2002, $609,190; 2003, $532,970)	26,118,893	25,401,783
Due from customers on acceptances	62,469	71,078
Premises and equipment, net	504,666	509,734
Intangible assets	38,518	49,592
Goodwill	150,542	226,556
Other assets	1,599,221	1,720,898
Total assets	$40,169,773	$42,498,467
Liabilities		
Domestic deposits:		
Noninterest bearing	$15,537,906	$16,668,773
Interest bearing	15,258,479	17,146,858
Foreign deposits:		
Noninterest bearing	583,836	619,249
Interest bearing	1,460,594	1,097,403
Total deposits	32,840,815	35,532,283
Federal funds purchased and securities sold under repurchase agreements	334,379	280,968
Commercial paper	1,038,982	542,270
Other borrowed funds	267,047	212,088
Acceptances outstanding	62,469	71,078
Other liabilities	1,083,836	934,916
Medium and long-term debt	418,360	820,488
Junior subordinated debt payable to subsidiary grantor trust	—	363,940
UnionBanCal Corporation-obligated mandatorily redeemable preferred securities of subsidiary grantor trust	365,696	—
Total liabilities	36,411,584	38,758,031
Commitments and contingencies		
Stockholders' Equity		
Preferred stock:		
Authorized 5,000,000 shares, no shares issued or outstanding at December 31, 2002 or 2003	—	—
Common stock, no stated value per share at December 31, 2002, and par value of $1 per share at December 31, 2003[1]:		
Authorized 300,000,000 shares, issued 150,702,363 shares in 2002 and 146,000,156 shares in 2003	926,460	146,000
Additional paid-in capital	—	555,156
Treasury stock — 242,000 shares as of December 31, 2003	—	(12,846)
Retained earnings	2,591,635	2,999,884
Accumulated other comprehensive income	240,094	52,242
Total stockholders' equity	3,758,189	3,740,436
Total liabilities and stockholders' equity	$40,169,773	$42,498,467

(1) On September 30, 2003, UnionBanCal Corporation changed its state of incorporation from California to Delaware, establishing a par value of $1 per share of common stock.

See accompanying notes to consolidated financial statements.

UnionBanCal Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

(In thousands, except shares)	Number of shares	Common stock	Additional paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income	Total stock-holders' equity
BALANCE DECEMBER 31, 2000	159,234,454	$1,275,587	$ —	$ —	$1,906,093	$ 29,885	$3,211,565
Comprehensive income							
Net income—2001					481,428		481,428
Other comprehensive income, net of tax:							
Cumulative effect of accounting change (SFAS No. 133)[1]						22,205	22,205
Net change in unrealized gains on cash flow hedges						40,635	40,635
Net change in unrealized gains on securities available for sale						41,392	41,392
Foreign currency translation adjustment						(1,014)	(1,014)
Minimum pension liability adjustment						(170)	(170)
Total comprehensive income							584,476
Dividend reinvestment plan	20,402	44					44
Deferred compensation—restricted stock awards	5,058	190			1,599		1,789
Stock options exercised	557,597	13,733					13,733
Common stock repurchased[2]	(3,334,000)	(107,629)					(107,629)
Dividends declared on common stock, $1.00 per share[3]					(157,736)		(157,736)
Net change		(93,662)	—	—	325,291	103,048	334,677
BALANCE DECEMBER 31, 2001	156,483,511	$1,181,925	$ —	$ —	$2,231,384	$ 132,933	$3,546,242
Comprehensive income							
Net income-2002					527,903		527,903
Other comprehensive income, net of tax:							
Net change in unrealized gains on cash flow hedges						41,528	41,528
Net change in unrealized gains on securities available for sale						64,179	64,179
Foreign currency translation adjustment						1,556	1,556
Minimum pension liability adjustment						(102)	(102)
Total comprehensive income							635,064
Dividend reinvestment plan	19,881	99					99
Deferred compensation—restricted stock awards	5,541	255			(59)		196
Stock options exercised	2,187,170	75,311					75,311
Stock issued in acquisitions	1,221,577	54,830					54,830
Common stock repurchased[2]	(9,215,317)	(385,960)					(385,960)
Dividends declared on common stock, $1.09 per share[3]					(167,593)		(167,593)
Net change		(255,465)	—	—	360,251	107,161	211,947
BALANCE DECEMBER 31, 2002	150,702,363	$ 926,460	$ —	$ —	$2,591,635	$ 240,094	$3,758,189
Comprehensive income							
Net income-2003					587,139		587,139
Other comprehensive income, net of tax:							
Net change in unrealized losses on cash flow hedges						(60,582)	(60,582)
Net change in unrealized losses on securities available for sale						(124,915)	(124,915)
Foreign currency translation adjustment						356	356
Minimum pension liability adjustment						(2,711)	(2,711)
Total comprehensive income							399,287
Reincorporation[4]		(520,876)	520,876				—
Dividend reinvestment plan	5,731	34	22				56
Deferred compensation—restricted stock awards	6,000	282			(46)		236
Stock options exercised	1,912,323	36,686	34,258				70,944
Stock issued in acquisitions	1,149,106	48,254					48,254
Common stock repurchased[2]	(7,775,367)	(344,840)		(12,846)			(357,686)
Dividends declared on common stock, $1.21 per share[3]					(178,844)		(178,844)
Net change		(780,460)	555,156	(12,846)	408,249	(187,852)	(17,753)
BALANCE DECEMBER 31, 2003	146,000,156	$ 146,000	$555,156	$(12,846)	$2,999,884	$ 52,242	$3,740,436

[1] Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities".

[2] Common stock repurchased includes commission costs. All repurchases subsequent to September 29, 2003, are reflected in Treasury Stock.

[3] Dividends are based on UnionBanCal Corporation's shares outstanding as of the declaration date.

[4] On September 30, 2003, UnionBanCal Corporation changed its state of incorporation from California to Delaware, establishing a par value of $1 per share of common stock.

See accompanying notes to consolidated financial statements.

UnionBanCal Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(Dollars in thousands)	Years Ended December 31, 2001	2002	2003
Cash Flows from Operating Activities:			
Net income	$ 481,428	$ 527,903	$ 587,139
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	285,000	175,000	75,000
Depreciation, amortization and accretion	81,487	87,040	119,035
Provision for deferred income taxes	58,655	38,448	52,916
Gain on sales of securities available for sale, net	(23,896)	(2,502)	(9,309)
Net increase in prepaid expenses	(44,746)	(167,188)	(85,240)
Net increase (decrease) in accrued expenses	172,605	144,329	(93,983)
Net (increase) decrease in trading account assets	109,998	(46,324)	23,092
Loans originated for resale	(1,008,198)	(754,474)	(306,510)
Net proceeds from sale of loans originated for resale	949,476	712,777	336,794
Other, net of acquisitions	(46,174)	(254,319)	(219,299)
Total adjustments	534,207	(67,213)	(107,504)
Net cash provided by operating activities	1,015,635	460,690	479,635
Cash Flows from Investing Activities:			
Proceeds from sales of securities available for sale	917,263	176,731	312,489
Proceeds from matured and called securities available for sale	1,007,273	1,472,573	3,368,796
Purchases of securities available for sale	(3,510,621)	(3,116,001)	(7,363,168)
Net purchases of premises and equipment	(95,041)	(87,521)	(96,005)
Net decrease (increase) in loans	824,811	(1,623,261)	1,132,237
Net cash received (used) in acquisitions	—	86,590	(60,920)
Other, net	36,771	29,548	1,053
Net cash used in investing activities	(819,544)	(3,061,341)	(2,705,518)
Cash Flows from Financing Activities:			
Net increase in deposits	1,273,016	3,852,835	2,224,742
Net decrease in federal funds purchased and securities sold under repurchase agreements	(968,853)	(84,435)	(53,411)
Net decrease in commercial paper and other borrowed funds	(104,180)	(225,031)	(551,671)
Proceeds from issuance of debt	200,000	—	398,548
Common stock repurchased	(107,629)	(385,960)	(357,686)
Payments of cash dividends	(158,406)	(164,440)	(175,795)
Stock options exercised	13,733	75,311	70,944
Other, net	11,577	1,655	412
Net cash provided by financing activities	159,258	3,069,935	1,556,083
Net increase (decrease) in cash and cash equivalents	355,349	469,284	(669,800)
Cash and cash equivalents at beginning of year	3,322,979	3,664,954	4,152,122
Effect of exchange rate changes on cash and cash equivalents	(13,374)	17,884	16,683
Cash and cash equivalents at end of year	$ 3,664,954	$ 4,152,122	$ 3,499,005
Cash Paid During the Year For:			
Interest	$ 747,271	$ 311,299	$ 201,853
Income taxes	99,735	166,875	238,515
Supplemental Schedule of Noncash Investing and Financing Activities:			
Acquisitions:			
Fair value of assets acquired	$ —	$ 571,065	$ 721,749
Purchase price:			
Cash	—	(52,524)	(83,597)
Stock issued	—	(54,830)	(48,254)
Fair value of liabilities assumed	$ —	$ 463,711	$ 589,898
Loans transferred to foreclosed assets (OREO) and/or distressed loans held for sale	$ 1,677	$ 826	$ 6,381
Securities transferred from held to maturity to available for sale	23,529	—	—

See accompanying notes to consolidated financial statements.

Note 1—Summary of Significant Accounting Policies and Nature of Operations

Introduction

UnionBanCal Corporation is a commercial bank holding company and has, as its major subsidiary, a banking subsidiary, Union Bank of California, N.A. (the Bank). UnionBanCal Corporation and its subsidiaries (the Company) provide a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, and Washington, but also nationally and internationally.

The Bank of Tokyo-Mitsubishi, Ltd. (BTM), which is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc., owned approximately 63 percent of the Company's outstanding common stock at December 31, 2003.

Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP) and general practice within the banking industry. Those policies that materially affect the determination of financial position, results of operations, and cash flows are summarized below.

The Consolidated Financial Statements include the accounts of the Company, and all material intercompany transactions and balances have been eliminated. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts for prior periods have been reclassified to conform with current financial statement presentation.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest bearing deposits in banks, and federal funds sold and securities purchased under resale agreements, substantially all of which have maturities less than 90 days.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Trading Account Assets

Trading account assets consist of securities and loans that management acquires with the intent to hold for short periods of time in order to take advantage of anticipated changes in market values. Substantially all of these assets are securities with a high degree of liquidity and readily determinable market value. Interest

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

earned, paid, or accrued on trading account assets is included in interest income using a method that produces a level yield. Realized gains and losses from the close-out of trading account positions and unrealized market value adjustments are recognized in noninterest income.

Included in trading account assets are the unrealized gains related to a variety of interest rate derivative contracts, primarily swaps and options, and foreign exchange contracts, entered into either for trading purposes, based on management's intent at inception, or as an accommodation to customers.

Derivatives held or issued for trading or customer accommodation are carried at fair value, with realized and unrealized changes in fair values on contracts included in noninterest income in the period in which the changes occur. Unrealized gains and losses are reported gross and included in trading account assets and other liabilities, respectively. Cash flows are reported net as operating activities. The reserve for derivative and foreign exchange contracts is presented as an offset to trading account assets. Changes in the reserve as a result of changes in the positive replacement cost of those contracts are provided as an offset to trading gains and losses in noninterest income.

Securities Available for Sale

The Company's securities portfolios consist of debt and equity securities that are classified as securities available for sale.

Debt securities and equity securities with readily determinable market values that are not classified as trading account assets are classified as securities available for sale and carried at fair value, with the unrealized gains or losses reported net of taxes as a component of accumulated other comprehensive income (loss) in stockholders' equity until realized.

Interest income on debt securities includes the amortization of premiums and the accretion of discounts using the effective interest method and is included in interest income on securities. Dividend income on equity securities is included in noninterest income.

The Company recognizes other-than-temporary impairment on its securities available for sale portfolio when it is likely that it will not recover its principal. A security is subject to quarterly impairment testing when its fair value is lower than its carrying value. The Company excludes from impairment testing debt securities that are backed by the full faith and credit of the U.S. government or investment grade and purchased at a premium below 10% of par. Typical securities in our portfolio that are subject to other-than-temporary impairment are collateralized loan obligations (CLOs), commercial mortgage conduits and equity securities with readily determinable market values. In calculating the level of other-than-temporary impairment, the Company considers expected cash flows utilizing a number of assumptions such as recovery rates, default rates and reinvestment rates, business models, current and projected financial performance, and overall economic market conditions.

Realized gains and losses on the sale of and other-than-temporary impairment charges on available for sale securities are included in noninterest income as securities gains (losses), net. The specific identification method is used to calculate realized gains or losses.

Securities available for sale that are pledged under an agreement to repurchase and which may be sold or repledged under that agreement have been separately identified as pledged as collateral.

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

Loans Held for Investment and Loans Held for Sale

Loans are reported at the principal amounts outstanding, net of unamortized nonrefundable loan fees and related direct loan origination costs. Deferred net fees and costs related to loans held for investment are recognized in interest income over the loan term using a method that generally produces a level yield on the unpaid loan balance. Nonrefundable fees and direct loan origination costs related to loans held for sale are deferred and recognized as a component of the gain or loss on sale. Interest income is accrued principally on a simple interest basis. Loans held for sale are carried at the lower of cost or market with changes in value recognized in other noninterest income.

Nonaccrual loans are those for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or such loans have become contractually past due 90 days with respect to principal or interest.

Interest accruals are continued for certain small business loans that are processed centrally, consumer loans, and one-to-four family residential mortgage loans. These loans are charged off or written down to their net realizable value based on delinquency time frames that range from 120 to 270 days, depending on the type of credit that has been extended. Interest accruals are also continued for loans that are both well-secured and in the process of collection. For this purpose, loans are considered well-secured if they are collateralized by property having a net realizable value in excess of the amount of principal and accrued interest outstanding or are guaranteed by a financially responsible and willing party. Loans are considered "in the process of collection" if collection is proceeding in due course either through legal action or other actions that are reasonably expected to result in the prompt repayment of the debt or in its restoration to current status.

When a loan is placed on nonaccrual, all previously accrued but uncollected interest is reversed against current period operating results. All subsequent payments received are first applied to unpaid principal and then to uncollected interest. Interest income is accrued at such time as the loan is brought fully current as to both principal and interest, and, in management's judgment, such a loan is considered to be fully collectible. However, Company policy also allows management to continue the recognition of interest income on certain loans designated as nonaccrual. This portion of the nonaccrual portfolio is referred to as "Cash Basis Nonaccrual" loans. This policy only applies to loans that are well-secured and in management's judgment are considered to be fully collectible. Although the accrual of interest is suspended, any payments received may be applied to the loan according to its contractual terms and interest income recognized when cash is received.

Loans are considered impaired when, based on current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including interest payments. Impaired loans are carried at the lower of the recorded investment in the loan, the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral, if the loan is collateral dependent. Additionally, some impaired loans with commitments of less than $1 million are aggregated for the purpose of measuring impairment using historical loss factors as a means of measurement. Excluded from the impairment analysis are large groups of smaller balance homogeneous loans such as consumer and residential mortgage loans, and automobile leases.

The Company offers primarily two types of leases to customers: 1) direct financing leases where the assets leased are acquired without additional financing from other sources, and 2) leveraged leases where a substantial portion of the financing is provided by debt with no recourse to the Company. Direct financing

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

leases are carried net of unearned income, unamortized nonrefundable fees and related direct costs associated with the origination or purchase of leases. Leveraged leases are carried net of nonrecourse debt.

Allowance for Credit Losses

The Company maintains an allowance for credit losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio, and to a lesser extent, unused commitments to provide financing. The allowance is increased by the provision for credit losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, the specific allowance and the unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans and unused commitments. Loss factors are based on the Company's historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date. The Company derives the loss factors for all commercial loans from a loss migration model and for pooled loans by using expected net charge-offs for one year. Pooled loans are homogeneous in nature and include consumer and residential mortgage loans, and automobile leases.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred in excess.

The unallocated allowance is composed of attribution factors, which are based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the key lending areas of the Company, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the Company's internal credit examiners.

The allowance also incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans. A loan is considered impaired when management determines that it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan (including accrued interest, net deferred loan fees or costs and unamortized premium or discount) and the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral, if the loan is collateral dependent. Additionally, some impaired loans with commitments of less than $1 million are aggregated for the purpose of measuring impairment using historical loss factors as a means of measurement. In addition, the impairment allowance may include amounts related to certain qualitative factors that have yet to manifest themselves in the other measurements. Impairment is recognized as a component of the existing allowance for credit losses.

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of each asset. Lives of premises range from ten to forty years; lives of furniture, fixtures and equipment range from three to eight years. Leasehold improvements are amortized over the term of the respective lease or ten years, whichever is shorter.

Long-lived assets that are held or that are to be disposed of and certain intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment is calculated as the difference between the expected undiscounted future cash flows of a long-lived asset, if lower, and its carrying value. In the event of an impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using a quoted market price or, in the absence of a quoted market price, a discounted cash flow analysis. The impairment loss is reflected in noninterest expense.

Other Assets

As of January 1, 2002 with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to January 1, 2002, goodwill was amortized using the straight-line method over its estimated period of benefit, generally fifteen years.

Intangible assets are amortized either using the straight-line method or a method that patterns the manner in which the economic benefit is consumed. Intangible assets are typically amortized over their estimated period of benefit ranging from six to fifteen years, although some intangible assets may have useful lives which extend to 30 years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. Since December 31, 2001, intangible assets are subject to amortization.

Other real estate owned (OREO) represents the collateral acquired through foreclosure in full or partial satisfaction of the related loan. OREO is recorded at the lower of the loan's unpaid principal balance or its fair value as established by a current appraisal, adjusted for disposition costs. Any write-down at the date of transfer is charged to the allowance for credit losses. OREO values, recorded in other assets, are reviewed on an ongoing basis and any decline in value is recognized as foreclosed asset expense in the current period. The net operating results from these assets are included in the current period in noninterest expense as foreclosed asset expense (income).

Distressed loans held for sale are included in other assets in the consolidated financial statements and represent loans that the Company has identified as available for accelerated disposition. These are loans that would otherwise be included in nonaccrual loans. Distressed loans are recorded at the lower of the loans' unpaid principal balance or their fair value. Any write-down at the date of transfer is charged to the allowance for credit losses. Distressed loans values, recorded in other assets, are reviewed on a quarterly basis and any decline in value is recognized in other noninterest income during the period in which the decline occurs.

At December 31, 2003, other assets included $9.8 million of performing commercial loans held for sale.

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

Private Capital Investments

Private capital investments include direct investments in private companies and indirect investments in private equity funds. These investments are initially valued at cost and subsequent adjustments to fair value are estimated based on a company's business model, current and projected financial performance, liquidity and overall economic and market conditions. These investments are valued at the lower of cost or market, with changes reflected in noninterest income.

Derivative Instruments Held for Purposes Other Than Trading

The Company enters into a variety of derivative contracts as a means of reducing the Company's interest rate and foreign exchange exposures. At inception, these contracts, i.e., hedging instruments, are evaluated in order to determine if the hedging instrument will be highly effective in achieving offsetting changes in the hedge instrument and hedged item attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in noninterest expense in the period in which it arises. All qualifying hedge instruments are valued at fair value and included in other assets or other liabilities. For fair value hedges of interest bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instrument, to the extent effective, is recognized in net interest income. For all other fair value hedges, the changes in the fair value of the hedged item and changes in fair value of the derivative are recognized in noninterest income. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in other comprehensive income. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions is recognized in noninterest expense in the period when the forecasted transaction occurs.

Foreign Currency Translation

Assets, liabilities and results of operations for foreign branches are recorded based on the functional currency of each branch. Since the functional currency of the branches is the local currency, the net assets are remeasured into U.S. dollars using a combination of current and historical exchange rates. The resulting gains or losses are included in stockholders' equity, as a component of accumulated other comprehensive income (loss), on a net of tax basis.

Income Taxes

The Company files consolidated federal and combined state income tax returns. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes. Under this method, the computation of the net deferred tax liability or asset gives current recognition to changes in the tax laws.

Net Income Per Common Share

Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS incorporates the dilutive effect of common stock

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

equivalents outstanding on an average basis during the period. Stock options are a common stock equivalent. See discussion under "Stock-Based Compensation-Transition and Disclosure," which follows below and Note 19.

Stock-Based Compensation-Transition and Disclosure

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements under this Statement are effective for financial statements issued after December 15, 2002.

As allowed under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, the Company has chosen to continue to recognize compensation expense using the intrinsic value-based method of valuing stock options prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Under the intrinsic value-based method, compensation cost is measured as the amount by which the quoted market price of the Company's stock at the date of grant exceeds the stock option exercise price.

At December 31, 2003, the Company has two stock-based employee compensation plans, which are described more fully in Note 14. Only restricted stock awards have been reflected in compensation expense, while all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

		Year Ended December 31,		
(Dollars in thousands)		2001	2002	2003
As reported net income		$481,428	$527,903	$587,139
Stock-based employee compensation expense (determined under fair value based method for all awards, net of taxes)		(16,678)	(23,844)	(26,258)
Pro forma net income, after stock-based employee compensation expense		$464,750	$504,059	$560,881
Net income per common share—basic				
	As reported	$ 3.05	$ 3.41	$ 3.94
	Pro forma	$ 2.94	$ 3.26	$ 3.77
Net income per common share—diluted				
	As reported	$ 3.04	$ 3.38	$ 3.90
	Pro forma	$ 2.93	$ 3.22	$ 3.72

Compensation cost associated with the Company's unvested restricted stock issued under the management stock plan is measured based on the market price of the stock at the grant date and is expensed

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

over the vesting period. Compensation expense related to restricted stock awards for the years ended December 31, 2001, 2002, and 2003 was not significant.

Compensation cost associated with the Company's Performance Share Plan, described more fully in Note 14, is accounted for in accordance with APB No. 25.

Employee Benefit and Incentive Plans and Other Postretirement Benefits

The Company provides a variety of benefit and incentive compensation plans for eligible employees and retirees. Provisions for the costs of these employee benefit and incentive plans and postretirement benefit plans are accrued and charged to expense when the benefit is earned.

Segment Reporting

Business unit results are based on an internal management reporting system used by management to measure the performance of the units and the Company as a whole. The management reporting system identifies balance sheet and income statement items to each business unit based on internal management accounting policies. Net interest income is determined using the Company's internal funds transfer pricing system, which assigns a cost of funds to assets or a credit for funds to liabilities and capital based on their type, maturity or repricing characteristics. Noninterest income and expense directly or indirectly attributable to a business unit are assigned to that business. Economic capital is attributed to each business unit using a Risk Adjusted Return on Capital (RAROC) methodology, which seeks to allocate capital to each business unit consistent with the level of risk they assume. These risks are primarily credit risk, market risk and operational risk. Credit risk is the potential loss in economic value due to the likelihood that the obligor will not perform as agreed. Market risk is the potential loss in fair value due to changes in interest rates, currency rates and volatilities. Operational risk is the potential loss due to failures in internal controls, system failures, or external events.

Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust (Trust Preferred Securities) and Junior Subordinated Debt Payable to Subsidiary Grantor Trust (Trust Notes)

Trust preferred securities and trust notes (as of October 1, 2003) are accounted for as liabilities on the balance sheet. Dividends (or distributions) on trust preferred securities and interest on trust notes are treated as interest expense on an accrual basis.

Additional information on the trust preferred securities and trust notes can be found in Note 12.

Recently Issued Accounting Pronouncements

Accounting for Goodwill and Other Intangible Assets

Goodwill and intangible assets acquired in transactions completed after June 30, 2001 are accounted for in accordance with the amortization and nonamortization provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement requires that goodwill and some intangible assets be tested for impairment at least annually by comparing the fair value of those assets with their recorded amounts. Note 4 includes a summary of the Company's goodwill and other intangible assets as well as the impact of the adoption of SFAS No. 142.

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of the asset. This Statement was effective for the Company on January 1, 2003 and did not have a material impact on the Company's financial position or results of operations.

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement carries over the framework established in SFAS No. 121, and was adopted by the Company on January 1, 2002. The adoption of this Statement had no material impact on the Company's financial position or results of operations.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement replaces the accounting and reporting provisions of Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." It requires that costs associated with an exit or disposal activity be recognized when a liability is incurred rather than at the date an entity commits to an exit plan. This Statement was effective on January 1, 2003 and did not have a material impact on the Company's financial position or results of operation.

Accounting for Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of the Statement, with certain exceptions, are required to be applied prospectively. Adoption of this Statement did not have a material impact on the Company's financial position or results of operations.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how the Company

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

should classify and measure certain financial instruments with characteristics of both liabilities and equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and to other instruments effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this Statement did not have a material impact on the Company's financial position or results of operations.

Accounting for Employers Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132R, a revision of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106." The Statement expands the disclosure requirements of SFAS No. 132 to include information describing types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net period benefit costs of defined pension plans and other defined benefit postretirement plans. The Statement is effective for financial statements with fiscal years ending after December 15, 2003. The expanded disclosures required by SFAS No. 132R are disclosed in Note 7.

Accounting for Guarantors and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation elaborates on the existing disclosure requirements for most guarantees and requires that guarantors recognize a liability for the fair value of certain guarantees at inception. The disclosure requirements of this Interpretation were effective for financial statements ending after December 15, 2002. The initial recognition and measurement provisions of this Interpretation were applied on a prospective basis to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by the Company are disclosed in Note 21. The adoption of this Interpretation did not have a material impact on the Company's financial position or results of operations.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". FIN 46 provides guidance on how to identify a variable interest entity (VIE), and when the assets, liabilities, noncontrolling interests and result of operations of a VIE need to be included in a company's consolidated financial statements. A variable interest entity exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack a controlling financial interest or they have voting rights that are not proportionate to their economic interest. A company that holds variable interests in an entity will need to consolidate that entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders.

In December 2003, the FASB issued FIN 46R, a revision of FIN 46. FIN 46R clarifies that only the holder of a variable interest can ever be a VIE's primary beneficiary. FIN 46R delays the effective date of FIN 46 for all entities created subsequent to January 31, 2003 and non-SPE's (special-purpose entities) created prior to February 1, 2003 to reporting periods ending after March 15, 2004. Entities created prior to February 1, 2003 and defined as SPE's must apply either the provisions of FIN 46 or early adopt the provisions of FIN46R

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

by the first reporting period ending after December 15, 2003. As of December 31, 2003, management believes that the Company does not have any VIE's which would be consolidated under the provisions of FIN 46R.

Accounting for Certain Loans Acquired in a Transfer

In December 2003, under clearance of the FASB, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued Statement of Position (SOP) 03-2, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." This SOP establishes accounting standards for discounts on purchased loans when the discount is attributable to credit quality. The SOP requires that the loan discount, rather than contractual amounts, establishes the investor's estimate of undiscounted expected future principal and interest cash flows as a benchmark for yield and impairment measurements. The SOP prohibits the carryover or creation of a valuation allowance in the initial accounting for these loans. This SOP is effective for loans acquired in years ending after December 15, 2004. Since this SOP applies only to transfers after 2004, this Statement will have no impact on the Company's financial position or results of operations at adoption.

Note 2—Securities

The amortized cost, gross unrealized gains, gross unrealized losses, and fair values of securities are presented below.

Securities Available For Sale

	December 31,								
	2001	2002				2003			
(Dollars in thousands)	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 222,206	$ 332,169	$ 12,220	$ —	$ 344,389	$ 270,692	$ 5,663	$ —	$ 276,355
Other U.S. government	1,993,013	2,560,420	126,886	—	2,687,306	4,904,611	64,533	29,060	4,940,084
Mortgage-backed securities	3,327,868	3,902,879	115,738	80	4,018,537	5,149,449	46,407	40,317	5,155,539
State and municipal	45,933	42,917	6,182	8	49,091	40,560	5,617	—	46,177
Corporate asset-backed and debt securities	118,298	176,062	19	25,565	150,516	355,099	3,938	21,751	337,286
Equity securities	599	7,663	3,598	241	11,020	1,949	1,425	15	3,359
Foreign securities	5,957	6,425	94	57	6,462	8,036	56	—	8,092
Total securities available for sale	$5,713,874	$7,028,535	$264,737	$25,951	$7,267,321	$10,730,396	$127,639	$91,143	$10,766,892

Note 2—Securities (Continued)

The amortized cost and fair value of securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties

Maturity Schedule of Securities

	Securities Available for Sale[1]	
	December 31, 2003	
(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 1,505,059	$ 1,532,781
Due after one year through five years	4,069,312	4,084,801
Due after five years through ten years	1,101,951	1,087,791
Due after ten years	4,052,125	4,058,160
Equity securities[2]	1,949	3,359
Total securities	$10,730,396	$10,766,892

(1) The remaining contractual maturities of mortgage-backed securities are classified without regard to prepayments. The contractual maturity of these securities is not a reliable indicator of their expected life since borrowers have the right to repay their obligations at any time.

(2) Equity securities do not have a stated maturity.

In 2001, proceeds from sales of securities available for sale were $917 million with gross realized gains of $25 million and $1 million of gross realized losses. In 2002, proceeds from sales of securities available for sale were $177 million with gross realized gains of $4 million and gross realized losses of $1 million. In 2003, proceeds from sales of securities available for sale were $312 million with gross realized gains of $16 million and gross realized losses of $7 million.

Analysis of Unrealized Losses on Securities Available for Sale

At December 31, 2003, the Company's securities available for sale shown below were in a continuous unrealized loss position for the periods less than 12 months and 12 months or more.

	Less than 12 months		12 months or more		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Other U.S. government	$1,426,764	$29,060	$ —	$ —	$1,426,764	$29,060
Mortgage-backed securities	2,461,049	40,316	131	1	2,461,180	40,317
Corporate asset-backed and debt securities	14,873	46	128,309	21,705	143,182	21,751
Equity securities	135	15	—	—	135	15
Total securities available for sale	$3,902,821	$69,437	$128,440	$21,706	$4,031,261	$91,143

The Company's securities are primarily investments in debt securities, which the Company has the ability to hold until maturity. The following describes the nature of the investments, the causes of impairment, the

Note 2—Securities (Continued)

number of security positions that are in an unrealized loss position, the severity and duration of the impairment, if applicable, and a discussion regarding how the Company has determined that the unrealized loss is not other-than-temporary.

Other U.S. Government and Mortgage-Backed Securities

Other U.S. Government and Mortgage-Backed Securities are securities backed by the full faith and credit of the United States government or one of its governmental agencies. The Company holds 107 securities in an unrealized loss position, primarily as a result of rising interest rates subsequent to purchase. Unrealized losses will decline as interest rates fall below the purchased yield and as the securities approach maturity. Securities backed by the full faith and credit of the U.S. government are not tested for impairment since the Company is able to hold them to maturity, thereby recovering the entire principal investments.

Corporate asset-backed and debt securities

Corporate asset-backed and debt securities are primarily collateralized loan obligations that are highly illiquid and for which fair values are difficult to obtain. Unrealized losses arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market's opinion of the performance of the fund managers. The number of corporate asset-backed and debt securities in the table above is 41. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed quarterly on those securities below investment grade. Any security with a change in credit rating is also subject to cash flow analysis to determine whether or not other-than-temporary impairment exists. During 2003, the Company recognized $1.0 million in other-than-temporary impairment.

Collateral

The Company reports securities pledged as collateral in secured borrowings and other arrangements when the secured party can sell or repledge the securities. These securities have been separately identified. If the secured party cannot resell or repledge the securities of the Company, those securities are not separately identified. As of December 31, 2002 and 2003, the Company had no pledged collateral to secured parties who are not permitted to resell or repledge those securities.

As of December 31, 2002 and 2003, the Company had not accepted any collateral that it is permitted by contract to sell or repledge.

Note 3—Loans and Allowance for Credit Losses

A summary of loans, net of unearned interest and fees of $45 million and $35 million, at December 31, 2002 and 2003, respectively, is as follows:

(Dollars in thousands)	December 31, 2002	December 31, 2003
Domestic:		
Commercial, financial and industrial	$10,628,508	$ 8,817,679
Construction	1,285,204	1,101,166
Mortgage:		
Residential	6,382,227	7,465,928
Commercial	4,150,178	4,195,178
Total mortgage	10,532,405	11,661,106
Consumer:		
Installment	909,787	818,746
Revolving lines of credit	1,102,771	1,222,220
Total consumer	2,012,558	2,040,966
Lease financing	812,918	663,632
Total loans in domestic offices	25,271,593	24,284,549
Loans originated in foreign branches	1,456,490	1,650,204
Total loans	26,728,083	25,934,753
Allowance for credit losses	609,190	532,970
Loans, net	$26,118,893	$25,401,783

Changes in the allowance for credit losses were as follows:

(Dollars in thousands)	Years Ended December 31, 2001	2002	2003
Balance, beginning of year	$ 613,902	$ 634,509	$ 609,190
Loans charged off	(322,469)	(245,342)	(211,726)
Recoveries of loans previously charged off	58,370	39,546	50,091
Total net loans charged off	(264,099)	(205,796)	(161,635)
Provision for credit losses	285,000	175,000	75,000
Foreign translation adjustment and other net additions (deductions)[1]	(294)	5,477	10,415
Balance, end of year	$ 634,509	$ 609,190	$ 532,970

[1] Includes $10.3 million related to the Monterey Bay Bank acquisition in 2003, $2.8 million for the Valencia Bank & Trust acquisition, and $2.4 million for the First Western Bank acquisition, both acquired in 2002.

Nonaccrual loans totaled $337 million and $281 million at December 31, 2002 and 2003, respectively. There were no renegotiated loans at December 31, 2002 and 2003.

Note 3—Loans and Allowance for Credit Losses (Continued)

Loan Impairment

Impaired loans of the Company include commercial, financial and industrial, construction and commercial mortgage loans designated as nonaccrual. When the value of an impaired loan is less than the recorded investment in the loan, a portion of the Company's allowance for credit losses is allocated as an impairment allowance.

The Company's policy for recognition of interest income, charge-offs of loans, and application of payments on impaired loans is the same as the policy applied to nonaccrual loans.

The following table sets forth information about the Company's impaired loans.

	December 31,		
(Dollars in thousands)	2001	2002	2003
Impaired loans with an allowance	$488,035	$270,399	$218,456
Impaired loans without an allowance[(1)]	951	29,996	11,141
Total impaired loans[(2)]	$488,986	$300,395	$229,597
Allowance for impaired loans	$148,005	$ 88,404	$ 55,021
Average balance of impaired loans during the year	$452,269	$363,409	$295,474
Interest income recognized during the year on nonaccrual loans at December 31	$ 5,442	$ 10,842	$ 6,544

(1) These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.

(2) This amount was evaluated for impairment using three measurement methods as follows: $448 million, $264 million, and $178 million was evaluated using the present value of the expected future cash flows at December 31, 2001, 2002 and 2003, respectively; $15 million, $22 million, and $38 million was evaluated using the fair value of the collateral at December 31, 2001, 2002 and 2003, respectively; and $25 million, $15 million, and $13 million was evaluated using historical loss factors at December 31, 2001, 2002 and 2003, respectively.

Related Party Loans

In some cases, the Company makes loans to related parties including its directors, executive officers, and their affiliated companies. At December 31, 2002, related party loans outstanding to individuals who served as directors or executive officers at anytime during the year totaled $28 million, as compared to $37 million at December 31, 2003. In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. During 2002 and 2003, there were no loans to related parties that were charged off. Additionally, at December 31, 2002 and 2003, there were no loans to related parties that were nonperforming.

Note 4—Goodwill and Other Intangible Assets

Upon adoption of SFAS No. 142 on January 1, 2002, the amortization of existing goodwill ceased and the carrying amount of goodwill was allocated to the applicable reporting units. The allocation was based on the sources of previously recognized goodwill as well as the reporting units to which the related acquired net assets

Note 4—Goodwill and Other Intangible Assets (Continued)

were assigned. Management's expectations of which reporting units had benefited from the synergies of acquired businesses were considered in the allocation process. Annual impairment testing for 2002 and 2003 resulted in no impairment of goodwill. As of December 31, 2002, goodwill was $151 million, as compared to $227 million at December 31, 2003.

Net income and earnings per share for the year ending December 31, 2001, was adjusted, on a pro forma basis, to exclude $15 million in goodwill amortization expense (net of taxes of $0.6 million) as follows:

	For the Years Ended December 31,		
(Dollars in thousands, except per share data)	2001	2002	2003
Net Income:			
As reported	$481,428	$527,903	$587,139
Goodwill amortization, net of income tax	14,788	—	—
As adjusted	$496,216	$527,903	$587,139
Net income per common share—basic:			
As reported	$ 3.05	$ 3.41	$ 3.94
Goodwill amortization	.09	—	—
As adjusted	$ 3.14	$ 3.41	$ 3.94
Net income per common share—diluted:			
As reported	$ 3.04	$ 3.38	$ 3.90
Goodwill amortization	.09	—	—
As adjusted	$ 3.13	$ 3.38	$ 3.90

On May 13, 2002, the Company completed its acquisition of First Western Bank and recorded approximately $22 million of goodwill and $11 million of core deposit intangible. The core deposit intangible is being amortized on an accelerated basis over an estimated life of 12 years.

On November 1, 2002, the Company completed its acquisition of Valencia Bank & Trust and recorded approximately $38 million of goodwill and $9 million of core deposit intangible. The core deposit intangible is being amortized on an accelerated basis over an estimated life of 6 years.

On December 18, 2002, the Company completed its acquisition of John Burnham & Company, and recorded approximately $19 million of goodwill and $9 million of rights-to-expiration. The rights-to-expiration is being amortized on an accelerated basis over its estimated useful economic life of 25 years.

On April 1, 2003, the Company completed its acquisition of Tanner Insurance Brokers, Inc., and recorded approximately $31 million of goodwill and $9 million of rights-to-expiration. The rights-to-expiration is being amortized on an accelerated basis over its estimated useful economic life of 30 years.

On July 1, 2003, the Company completed its acquisition of Monterey Bay Bank, and recorded approximately $35 million of goodwill and $8 million of core deposit intangible. The core deposit intangible is being amortized on an accelerated basis over an estimated life of 8 years.

On December 1, 2003, the Company completed its acquisition of Knight Insurance Agency, and recorded approximately $8 million of goodwill and $3 million of rights-to-expiration. The rights-to-expiration is being amortized on an accelerated basis over its estimated useful economic life of 10 years.

Note 4—Goodwill and Other Intangible Assets (Continued)

Intangible Assets Subject to Amortization

Intangible assets amortization expense for 2003 was $11 million. No residual value is expected for these intangible assets. The components of intangible assets were as follows:

(Dollars in thousands)	December 31, 2003 Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Rights-to-expiration	$35,808	$ 8,333	$27,475
Core deposit intangible	37,721	15,604	22,117
Total identifiable intangible assets	$73,529	$23,937	$49,592

Amortization expense for the net carrying amount of all identifiable intangible assets with definite lives for the years ending December 31, 2004 through 2008 is approximately $12 million, $10 million, $7 million, $5 million, and $4 million, respectively.

Note 5—Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation and amortization. As of December 31, 2002 and 2003, the amounts were as follows:

	December 31,					
	2002			2003		
(Dollars in thousands)	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value
Land	$ 67,050	$ —	$ 67,050	$ 69,923	$ —	$ 69,923
Premises	394,863	155,386	239,477	394,704	180,912	213,792
Leasehold improvements	163,330	117,426	45,904	160,431	94,423	66,008
Furniture, fixtures and equipment	583,225	430,990	152,235	581,864	421,853	160,011
Total	$1,208,468	$703,802	$504,666	$1,206,922	$697,188	$509,734

Rental and depreciation and amortization expenses were as follows:

	Years Ended December 31,		
(Dollars in thousands)	2001	2002	2003
Rental expense of premises	$48,482	$53,595	$53,878
Less: rental income	19,343	18,505	18,505
Net rental expense	$29,139	$35,090	$35,373
Other net rental income, primarily for equipment	$ (1,570)	$ (1,576)	$ (1,423)
Depreciation and amortization of premises and equipment	$74,786	$77,426	$90,937

Note 5—Premises and Equipment (Continued)

Future minimum lease payments are as follows:

(Dollars in thousands)	December 31, 2003
Years ending December 31,	
2004	$ 49,711
2005	45,341
2006	40,324
2007	31,226
2008	26,909
Later years	87,211
Total minimum operating lease payments	$280,722
Minimum rental income due in the future under noncancellable subleases	$ 54,671

A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises. Many of the leases contain extension provisions and escalation clauses.

Note 6—Deposits

At December 31, 2003, the Company had $573 million in domestic interest bearing time deposits with a remaining term of greater than one year, of which $194 million exceeded $100,000. Maturity information for all domestic interest bearing time deposits with a remaining term of greater than one year is summarized below.

(Dollars in thousands)	December 31, 2003
Due after one year through two years	$290,427
Due after two years through three years	91,161
Due after three years through four years	108,861
Due after four years through five years	74,223
Due after five years	8,446
Total	$573,118

All of the foreign interest bearing time deposits exceeding $100,000 mature in less than one year.

Note 7—Employee Benefit and Incentive Plans and Other Postretirement Benefits

Retirement Plans

The Company maintains the Union Bank of California, N.A. Retirement Plan (the Plan), which is a noncontributory defined benefit plan covering substantially all of the employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. The Company's funding policy is to make contributions between the minimum required and the maximum deductible amount as allowed by the Internal Revenue Code. Contributions are

Note 7—Employee Benefit and Incentive Plans and Other Postretirement Benefits (Continued)

intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.

Other Postretirement Benefits

The Company provides certain healthcare benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The healthcare cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the healthcare plan anticipates future cost-sharing changes that are consistent with the Company's intent to maintain a level of cost-sharing at approximately 25 to 50 percent, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

The following table sets forth the fair value of the assets in the Company's defined benefit pension plan and its other postretirement benefit plans as of December 31, 2002 and 2003.

	Pension Benefits		Other Benefits	
	Years Ended December 31,		Years Ended December 31,	
(Dollars in thousands)	2002	2003	2002	2003
Change in plan assets				
Fair value of plan assets, beginning of year	$596,470	$660,140	$ 52,489	$ 81,536
Actual return on plan assets	(54,847)	168,416	(10,850)	17,842
Employer contribution	140,000	100,000	48,820	16,627
Plan participants' contributions	—	—	1,615	1,968
Benefits paid	(21,483)	(23,678)	(10,538)	(11,728)
Fair value of plan assets, end of year	$660,140	$904,878	$ 81,536	$106,245

The Company's actual period-end asset allocation for the defined benefit pension plan and other postretirement benefit plans, by asset category, is as follows:

	Pension Benefits		Other Benefits	
	December 31,		December 31,	
Asset Category	2002	2003	2002	2003
Domestic equity securities	39%	48%	83%	43%
International equity securities	12	21	0	19
Debt securities	35	29	17	36
Cash and cash equivalents	14	2	0	2
Total	100%	100%	100%	100%

The investment objective for the Company's pension and postretirement plan is to maximize total return within reasonable and prudent levels of risk. The Plan's asset allocation strategy is the principal determinant in achieving expected investment returns on Plan assets. The asset allocation strategy favors equities, with a target allocation of 70 percent equity securities and 30 percent debt securities. Actual asset allocations may fluctuate within acceptable ranges due to market value variability. If market fluctuations cause an asset class to

Note 7—Employee Benefit and Incentive Plans and Other Postretirement Benefits (Continued)

fall outside of its strategic asset allocation range, the portfolio will be rebalanced as appropriate. The Company's policy is to fully invest plan assets; however, on December 31, 2003 the Company made a $75 million cash contribution, which was invested in money market assets until invested for a longer term. A core equity position of domestic large cap and small cap stocks will be maintained, in conjunction with a diversified portfolio of international equities and fixed income securities. Plan asset performance is compared against established indexes and peer groups to evaluate whether the risk associated with the portfolio is appropriate for the level of return.

The Company, aided by an independent advisor, periodically reconsiders the appropriate strategic asset allocation and the expected long-term rate of return for plan assets. The independent advisor evaluates the investment return volatility of different asset classes and compares the liability structure of the Company's plan to those of other companies, while considering the Company's funding policy to maintain a funded status sufficient to meet participants' benefit obligations, while reducing long-term funding requirements and pension costs. Based on this information, the Company updates its asset allocation strategy and target investment allocation percentages for the assets of the plan, adopting an expected long-term rate of return.

The following table sets forth the benefit obligation activity and funded status for each of the Company's plans as follows:

	Pension Benefits		Other Benefits	
	Years Ended December 31,		Years Ended December 31,	
(Dollars in thousands)	2002	2003	2002	2003
Change in benefit obligation				
Benefit obligation, beginning of year	$595,736	$726,099	$123,720	$157,957
Service cost	25,810	32,867	5,262	5,180
Interest cost	43,316	47,500	9,546	10,562
Plan participants' contributions	—	—	1,615	1,968
Amendments[1]	—	—	(8,544)	—
Actuarial loss	82,720	36,764	36,896	18,469
Benefits paid	(21,483)	(23,678)	(10,538)	(11,728)
Benefit obligation, end of year	726,099	819,552	157,957	182,408
Funded status	(65,959)	85,325	(76,422)	(76,163)
Unrecognized transition amount	—	—	25,486	22,937
Unrecognized net actuarial loss	290,750	227,741	77,120	78,099
Unrecognized prior service cost	4,524	3,457	(1,345)	(1,249)
Prepaid benefit cost	$229,315	$316,523	$ 24,839	$ 23,624

(1) In 2002, the Company changed its postretirement medical benefit plan to increase the required contributions as a percentage of total cost paid by some future retirees.

The Company expects to make cash contributions of $80 million to the Plan in 2004.

Note 7—Employee Benefit and Incentive Plans and Other Postretirement Benefits (Continued)

The following tables summarize the assumptions used in computing the present value of the projected benefit obligations and the net periodic cost.

	Pension Benefits			Other Benefits		
	Years Ended December 31,			Years Ended December 31,		
(Dollars in thousands)	2001	2002	2003	2001	2002	2003
Discount rate in determining expense	7.50%	7.25%	6.75%	7.50%	7.25%	6.75%
Discount rate in determining benefit obligations at year end	7.25	6.75	6.25	7.25	6.75	6.25
Rate of increase in future compensation levels for determining expense	5.00	5.00	5.00	—	—	—
Rate of increase in future compensation levels for determining benefit obligations at year end	5.00	5.00	4.50	—	—	—
Expected return on plan assets	8.25	8.25	8.25	8.00	8.00	8.00

	Pension Benefits			Other Benefits		
	Years Ended December 31,			Years Ended December 31,		
(Dollars in thousands)	2001	2002	2003	2001	2002	2003
Components of net periodic benefit cost						
Service cost	$ 21,889	$ 25,810	$ 32,867	$ 3,844	$ 5,262	$ 5,180
Interest cost	38,930	43,316	47,500	7,267	9,546	10,562
Expected return on plan assets	(51,144)	(60,613)	(72,811)	(4,177)	(6,591)	(6,746)
Amortization of prior service cost	1,067	1,067	1,067	(96)	(96)	(96)
Amortization of transition amount	—	—	—	3,216	3,403	2,549
Recognized net actuarial loss	—	—	4,169	12	2,299	6,394
Net periodic benefit cost	10,742	9,580	12,792	10,066	13,823	17,843
Gain due to curtailment	—	—	—	(1,828)	—	—
Total net periodic benefit cost	$ 10,742	$ 9,580	$ 12,792	$ 8,238	$13,823	$17,843

The Company's assumed weighted-average healthcare cost trend rates are as follows:

	Year ended December 31,		
	2001	2002	2003
Initial rate	7.65%	9.95%	8.95%
Ultimate rate	5.00%	5.00%	5.00%
Year in which ultimate rate is attained	2008	2008	2008

Note 7—Employee Benefit and Incentive Plans and Other Postretirement Benefits (Continued)

The healthcare cost trend rate assumptions have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects.

(Dollars in thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 2,255	$ (1,865)
Effect on postretirement benefit obligation	21,739	(18,322)

Executive Supplemental Benefit Plans

The Company has several Executive Supplemental Benefit Plans (ESBP), which provide eligible employees with supplemental retirement benefits. The plans are unfunded. The accrued liability for ESBPs included in other liabilities in the Consolidated Balance Sheets was $33 million at December 31, 2002 and $37 million at December 31, 2003. The Company's expense relating to the ESBPs was $3 million for each of the years ended December 31, 2001 and 2002, and $0.3 million for the year ended December 31, 2003.

Section 401(k) Savings Plans

The Company has a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. Employees may contribute up to 25 percent of their pre-tax covered compensation or up to 10 percent of their after-tax covered compensation through salary deductions to a combined maximum of 25 percent. The Company contributes 50 percent of every pre-tax dollar an employee contributes up to the first 6 percent of the employee's pre-tax covered compensation. Employees are fully vested in the employer's contributions immediately. In addition, the Company may make a discretionary annual profit-sharing contribution up to 2.5 percent of an employee's pay. This profit-sharing contribution is for all eligible employees, regardless of whether an employee is participating in the 401(k) plan, and depends on the Company's annual financial performance. All employer contributions are tax deductible by the Company. The Company's combined matching contribution expense was $13 million, $17 million, and $19 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Prescription Drug Benefits

In January 2004, the FASB issued FASB Staff Position (FSP) 106-1, "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" in response to a new law regarding prescription drug benefits under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-1 provides plan sponsors with an opportunity to elect to defer accounting for any effects of the new law until authoritative guidance on the accounting for the federal subsidy is issued and clarification regarding other uncertainties resolved. The Company has elected to defer accounting for any effect of the new law until specific authoritative accounting guidance is issued. Therefore, the amounts included in the consolidated financial statements related to the Company's postretirement benefit plans do not reflect the effects of the new law and issued guidance could require us to change previously reported information.

Note 8—Other Noninterest Expense

The detail of other noninterest expense is as follows:

	Years Ended December 31,		
(Dollars in thousands)	2001	2002	2003
Software	$ 31,766	$ 42,850	$ 47,569
Advertising and public relations	37,710	37,510	39,455
Intangible asset amortization	16,012	5,485	11,366
Other	162,361	176,234	179,356
Total other noninterest expense	$247,849	$262,079	$277,746

Note 9—Income Taxes

The components of income tax expense were as follows:

(Dollars in thousands)	Years Ended December 31, 2001	2002	2003
Taxes currently payable:			
Federal	$172,898	$173,310	$225,813
State	326	31,622	13,017
Foreign	1,965	3,996	1,081
Total currently payable	175,189	208,928	239,911
Taxes deferred:			
Federal	49,163	58,586	38,569
State	9,905	(20,807)	14,369
Foreign	(413)	669	(22)
Total deferred	58,655	38,448	52,916
Total income tax expense	$233,844	$247,376	$292,827

The components of the net deferred tax balances of the Company were as follows:

(Dollars in thousands)	December 31, 2002	2003
Deferred tax assets:		
Allowance for credit losses	$231,657	$217,759
Accrued income and expense	62,190	57,552
Tax credit carryforwards	13,590	10,577
Other	6,353	12,806
Total deferred tax assets	313,790	298,694
Deferred tax liabilities:		
Leasing	462,525	459,997
Unrealized gain on securities available for sale	91,335	13,961
Pension liabilities	69,541	119,121
Unrealized net gains on cash flow hedges	64,649	27,122
Total deferred tax liabilities	688,050	620,201
Net deferred tax liability	$374,260	$321,507

It is management's opinion that no valuation allowance is necessary because the tax benefits from the Company's deferred tax assets are expected to be utilized in future tax returns.

Note 9—Income Taxes (Continued)

The following table is an analysis of the effective tax rate:

	Years Ended December 31,		
	2001	2002	2003
Federal income tax rate	35%	35%	35%
Net tax effects of:			
State income taxes, net of federal income tax benefit	1	1	2
Tax credits	(2)	(4)	(3)
Other	(1)	—	(1)
Effective tax rate	33%	32%	33%

The Company has filed its 2001 and 2002, and intends to file its 2003, California franchise tax returns on a worldwide unitary basis, incorporating the financial results of BTM and its worldwide affiliates.

In 2003, the Company recognized a $2.7 million refund of income taxes paid in 1998, 1999, and 2000, resulting from the settlement of several tax issues with the Internal Revenue Service.

During 2002, the Company recognized a tax credit adjustment of $9.8 million related to the correction of an accounting error for certain low-income housing credit (LIHC) investments and a $3.3 million net reduction in income tax expense resulting from a change in California state tax law concerning loan loss reserves.

Note 10—Borrowed Funds

The following is a summary of the major categories of borrowed funds:

(Dollars in thousands)	December 31, 2002	December 31, 2003
Federal funds purchased and securities sold under repurchase agreements with weighted average interest rates of 0.88% and 0.68% at December 31, 2002 and 2003, respectively	$ 334,379	$ 280,968
Commercial paper, with weighted average interest rates of 1.21% and 0.83% at December 31, 2002 and 2003, respectively	1,038,982	542,270
Other borrowed funds, with weighted average interest rates of 2.25% and 1.49% at December 31, 2002 and 2003, respectively	267,047	212,088
Total borrowed funds	$1,640,408	$1,035,326
Federal funds purchased and securities sold under repurchase agreements:		
Maximum outstanding at any month end	$ 428,808	$ 421,373
Average balance during the year	427,610	405,982
Weighted average interest rate during the year	1.41%	0.84%
Commercial paper:		
Maximum outstanding at any month end	$1,107,578	$1,078,981
Average balance during the year	997,543	809,930
Weighted average interest rate during the year	1.67%	1.05%
Other borrowed funds:		
Maximum outstanding at any month end	$ 942,627	$ 322,308
Average balance during the year	469,877	192,248
Weighted average interest rate during the year	2.15%	2.65%

Included in other borrowed funds in 2002 and 2003 are assumed mortgage notes related to the purchase of the Company's administrative facility at Monterey Park, California. At December 31, 2003, the notes consisted of 20 zero coupon notes with varying maturity dates through 2011. Maturities of these notes for the next five years are as follows: $6.5 million in 2004, $5.3 million in 2005, $5.0 million in 2006, $4.9 million in 2007, $5.6 million in 2008, and $18.8 million thereafter.

Note 11—Medium and Long-term Debt

The following is a summary of the Company's medium-term senior debt and long-term subordinated debt.

(Dollars in thousands)	December 31, 2002	December 31, 2003
Medium-term debt, fixed rate 5.75% senior notes due December 2006	$218,584	$214,565
Long-term subordinated debt:		
Floating rate notes due June 2007. These notes bear interest at 0.325% above 3-month London Interbank Offered Rate (LIBOR) and are payable to BTM	199,776	199,826
Fixed rate 5.25% notes due December 2013	—	406,097
Total medium and long-term debt	$418,360	$820,488

At December 31, 2003, the par value of the medium-term notes was $200 million. The weighted average interest rate on the medium-term notes including the impact of the deferred issuance costs was 5.90 percent at December 31, 2003. The notes do not qualify as Tier 2 risk-based capital under the Federal Reserve guidelines for assessing regulatory capital and are not redeemable prior to the stated maturity. The notes are senior obligations and are ranked equally with all existing or future unsecured senior debt.

The Company has converted its 5.75 percent fixed rate on these notes to a floating rate of interest utilizing a $200 million notional interest rate swap, which qualified as a fair value hedge at December 31, 2003. This transaction meets the qualifications for utilizing the shortcut method for measuring effectiveness under SFAS No. 133. The market value adjustment to the medium-term debt was an unrealized loss of $15 million, and the fair value of the hedge was an unrealized gain of $15 million. For the year ending December 31, 2003, the weighted average interest rate, including the impact of the hedge and deferred issuance costs was 1.91 percent for the year.

On December 8, 2003, the Company issued $400 million of long-term subordinated debt. For the year ending December 31, 2003, the weighted average interest rate of the long-term subordinated debt, including the impact of the deferred issuance costs was 5.24 percent. The notes are junior obligations to the Company's existing and future outstanding senior indebtedness and ranked equally with the existing long-term subordinated debt with a par value of $200 million.

The Company has converted its 5.25 percent fixed rate on these notes to a floating rate of interest utilizing a $400 million notional interest rate swap, which qualified as a fair value hedge at December 31, 2003. This transaction meets the qualifications for utilizing the shortcut method for measuring effectiveness under SFAS No. 133. The market value adjustment to the medium-term debt was an unrealized loss of $7 million, and the fair value of the hedge was an unrealized gain of $7 million. The weighted average interest rate, including the impact of the hedge and deferred issuance costs was 2.87 percent, for the year ending December 31, 2003.

The long-term subordinated debt qualifies as Tier 2 risk-based capital under the Federal Reserve guidelines for assessing regulatory capital. For the total risk-based capital ratio, the amount of notes that qualify as capital is reduced as the notes approach maturity. For the year ending December 31, 2002 and 2003, $200 million and $600 million of notes respectively, qualified as risk-based capital. As of December 31, 2003, the weighted average interest rate of the floating rate notes was 1.64 percent.

Note 11—Medium and Long-term Debt (Continued)

Provisions of the senior and subordinated notes restrict the Company's ability to engage in mergers, consolidations, and transfers of substantially all assets.

Note 12—UnionBanCal Corporation—Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust and Junior Subordinated Debt Payable to Subsidiary Grantor Trust

In February 1999, UnionBanCal Finance Trust I issued $350 million preferred securities to the public and $10,824,750 common securities to the Company. The proceeds of such issuances were invested by UnionBanCal Finance Trust I in $360,824,750 aggregate principal amount of the Company's 7⅜ percent debt securities due May 15, 2029 (the Trust Notes). The Trust Notes represent the sole asset of UnionBanCal Finance Trust I. The Trust Notes mature on May 15, 2029, bear interest at the rate of 7⅜ percent, payable quarterly, and are redeemable by the Company beginning on or after February 19, 2004, at 100 percent of the principal amount thereof, plus any accrued and unpaid interest to the redemption date.

Holders of the preferred securities and common securities are entitled to cumulative cash distributions at an annual rate of 7⅜ percent of the liquidation amount of $25 per security. The preferred securities are subject to mandatory redemption upon repayment of the Trust Notes and are callable by the Company at 100 percent of the liquidation amount beginning on or after February 19, 2004. The Trust exists for the sole purpose of issuing the preferred securities and investing the proceeds in the Trust Notes issued by the Company.

The Company has converted a portion of its 7⅜ percent fixed rate on the Trust Notes to a floating rate of interest by utilizing a $200 million notional interest rate swap, which qualified as a fair value hedge at December 31, 2003. The market value adjustment to the Trust Notes was an unrealized loss of $3.1 million while the fair value of the hedge was an unrealized gain of $1.5 million. The weighted average interest rate, including the impact of the hedge and deferred issuance costs, was 4.13 percent for the year ended December 31, 2003.

The grantor trust is a wholly owned subsidiary of UnionBanCal Corporation. Prior to December 31, 2003, the Trust Notes and related investment in the Trust Notes were eliminated in consolidation and the preferred securities were reflected as a liability in the accompanying financial statements. At December 31, 2003, the Company deconsolidated the grantor trust, under FIN 46. The impact of this change in accounting principles was to increase other assets by $10.8 million and to reflect the full amount of the liability of the Trust Notes, which increased liabilities by $10.8 million.

Note 13—Dividend Reinvestment and Stock Purchase Plan

The Company has a dividend reinvestment and stock purchase plan for stockholders. Participating stockholders have the option of purchasing additional shares at the full market price with cash payments of $25 to $3,000 per quarter. The Company obtains shares required for reinvestment through open market purchases or through the issuance of new shares from its authorized but unissued stock. During 2001, 2002, and 2003, 383,765, 367,713 and 190,847 shares, respectively, were required for dividend reinvestment purposes, of which 20,402, 19,881 and 5,731 shares were considered new issuances during 2001, 2002, and 2003, respectively. BTM did not participate in the plan in 2001, 2002 or 2003.

Note 14—Management Stock Plan

The Company has two management stock plans. The Year 2000 UnionBanCal Corporation Stock Plan, effective January 1, 2000 (the 2000 Stock Plan), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the 1997 Stock Plan), have 16.0 million and 6.6 million shares, respectively, of the Company's common stock authorized to be awarded to key employees and outside directors of the Company at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the Committee). Employees on rotational assignment from BTM are not eligible for stock awards.

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the Stock Plans shall not be less than the fair market value on the date the option is granted. Unvested restricted stock issued under the Stock Plans is shown as a reduction to retained earnings. The value of the restricted shares at the date of grant is amortized to compensation expense over its vesting period. All cancelled or forfeited options and restricted stock become available for future grants.

In 2001, 2002 and 2003, the Company granted options to non-employee directors and various key employees, including policy-making officers under the 2000 Stock Plan. Under both Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33⅓ percent on each anniversary under the 1997 Stock Plan, and fully vested and exercisable on the grant date under the 2000 Stock Plan. The following is a summary of stock option transactions under the Stock Plans.

	Years Ended December 31,					
	2001		2002		2003	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Options outstanding, beginning of year	5,191,899	$28.47	7,939,271	$29.79	8,515,469	$34.71
Granted	3,448,242	30.03	2,911,652	43.49	2,517,023	40.32
Exercised	(557,597)	19.02	(2,187,170)	28.57	(1,912,323)	30.52
Forfeited	(143,273)	29.91	(148,284)	34.05	(112,158)	38.96
Options outstanding, end of year	7,939,271	$29.79	8,515,469	$34.71	9,008,011	$37.12
Options exercisable, end of year	3,009,555	$29.53	3,031,478	$31.08	3,845,520	$33.99

The weighted-average fair value of options granted was $10.38 during 2001, $16.67 during 2002, and $12.92 during 2003.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants made in 2001, 2002 and 2003; risk-free interest rates of 4.9 percent in both 2001and 2002, and 2.9 percent in 2003; expected volatility of 45 percent in 2001, 46 percent in 2002, and 43 percent in 2003; expected lives of 5 years for 2001, 2002, and 2003; and expected dividend yields of 3.4 percent in 2001, 2.3 percent in 2002, and 2.8 percent in 2003.

Note 14—Management Stock Plan (Continued)

The following table summarizes information about stock options outstanding.

	Options Outstanding at December 31, 2003			Options Exercisable at December 31, 2003	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$18.29 - 25.00	113,269	4.5 years	$22.47	113,269	$22.47
27.56 - 40.50	6,067,111	7.4	34.29	2,818,885	31.33
42.40 - 57.50	2,827,631	8.1	43.77	913,366	43.65
	9,008,011			3,845,520	

In each of 2001, 2002, and 2003, the Company also granted 6,000 shares of restricted stock with weighted average grant date fair values of $37.10, $45.00 and $46.95, respectively, to key officers, including policy-making officers, under the 2000 Stock Plan. The awards of restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, or retires under certain grant, age, and service conditions. Restricted stockholders have the right to vote their restricted shares and receive dividends.

At December 31, 2001, 2002 and 2003, 4,566,724, 1,764,414 and 5,347,715 shares, respectively, were available for future grants as either stock options or restricted stock under the 2000 Stock Plan.

Effective January 1, 1997, the Company established a Performance Share Plan. Eligible participants may earn performance share awards to be redeemed in cash three years after the date of grant. Performance shares are linked to stockholder value in two ways: (1) the market price of the Company's common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The total number of performance shares granted under the plan cannot exceed 600,000. The Company granted 72,000 shares in 2001, 61,500 shares in 2002, and 43,500 shares in 2003. No performance shares were forfeited in 2003 or 2002. In 2001, 7,250 performance shares were forfeited. The value of a performance share is equal to the market price of the Company's common stock. All cancelled or forfeited performance shares become available for future grants. Expenses related to these shares were $3.3 million each in both 2001 and 2002, and $6.6 million in 2003.

Note 15—Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. All of the fair values presented below are as of their respective period-ends and have been made under this definition of fair value unless otherwise disclosed.

It is management's belief that the fair values presented below are reasonable based on the valuation techniques and data available to the Company as of December 31, 2002 and 2003, as more fully described below. It should be noted that the operations of the Company are managed on a going concern basis and not on a liquidation basis. As a result, the ultimate value realized for the financial instruments presented could be substantially different when actually recognized over time through the normal course of operations. Additionally, a substantial portion of an institution's inherent value is its capitalization and franchise value. Neither of these components has been given consideration in the presentation of fair values that follow.

Note 15—Fair Value of Financial Instruments (Continued)

The table below presents the carrying value and fair value of the specified assets, liabilities, and off-balance sheet instruments held by the Company.

	December 31,			
	2002		2003	
(Dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Cash and cash equivalents	$ 4,152,122	$ 4,152,122	$ 3,499,005	$ 3,499,005
Trading account assets	276,021	276,021	252,929	252,929
Securities available for sale:				
Securities pledged as collateral	157,823	157,823	106,560	106,560
Held in portfolio	7,109,498	7,109,498	10,660,332	10,660,332
Loans, net of allowance for credit losses [1]	25,334,665	25,289,904	24,766,851	24,731,115
Liabilities				
Deposits:				
Noninterest bearing	16,121,742	16,121,742	17,288,022	17,288,022
Interest bearing	16,719,073	16,800,871	18,244,261	18,272,083
Total deposits	32,840,815	32,922,613	35,532,283	35,560,105
Borrowed funds	1,640,408	1,639,100	1,035,326	1,037,871
Medium and long-term debt	418,360	415,333	820,488	821,617
Junior subordinated debt payable to subsidiary grantor trust	—	—	363,940	355,180
UnionBanCal Corporation-obligated mandatorily redeemable preferred securities of subsidiary grantor trust	365,696	354,060	—	—
Off-Balance Sheet Instruments				
Commitments to extend credit	55,760	55,760	52,327	52,327
Standby letters of credit	4,367	4,367	6,108	6,108

(1) Excludes lease financing, net of allowance.

The following methods and assumptions were used to estimate fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents: The carrying value of cash and cash equivalents is considered a reasonable estimate of fair value.

Trading account assets: Trading account assets are short term in nature and valued at market based on quoted market prices or dealer quotes. If a quoted market price is not available, the recorded amounts are estimated using quoted market prices for similar securities. Thus, carrying value is considered a reasonable estimate of fair value for these financial instruments.

Note 15—Fair Value of Financial Instruments (Continued)

Securities: The fair value of securities is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Securities available for sale are carried at their aggregate fair value.

Loans: The fair value for performing fixed and non-reference rate loans was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar remaining maturities and, where available, discount rates were based on current market rates.

Loans that are on nonaccrual status were not included in the loan valuation methods discussed previously. The fair value of these assets was estimated assuming these loans were sold at their carrying value less their impairment allowance.

The fair value of performing mortgage loans was based on quoted market prices for loans with similar credit and interest rate risk characteristics.

The fair value of credit lines is assumed to approximate their carrying value.

Noninterest bearing deposits: The fair value of noninterest bearing deposits is the amount payable on demand at the reporting date. The fair value of the core deposit intangible has not been estimated.

Interest bearing deposits: The fair value of savings accounts and certain money market accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit was estimated using rates currently being offered on certificates with similar maturities.

Borrowed funds: The carrying values of federal funds purchased and securities sold under repurchase agreements and other short-term borrowed funds are assumed to approximate their fair value due to their limited duration characteristics. The fair value for commercial paper and term federal funds purchased was estimated using market quotes.

Medium and long-term debt: The fair value of the fixed-rate senior and subordinated notes were estimated using market quotes. The carrying value for variable-rate subordinated capital notes is assumed to approximate fair market value.

Trust preferred securities and trust notes: The fair value of fixed-rate trust preferred securities and trust notes were based upon market quotes for those traded securities. This amount differs from the fair value of those securities under hedge accounting since a hypothetical value based on the present value of cash flows has been used for that purpose. It should be noted that the trust preferred securities are not callable until February 2004 and, therefore, cannot be settled for that price at this time.

Off-balance sheet instruments: The carrying value of off-balance sheet instruments represents the unamortized fee income assessed based on the credit quality and other covenants imposed on the borrower. Since the amount assessed represents the market rate that would be charged for similar agreements, management believes that the fair value approximates the carrying value of these instruments.

Note 16—Derivative Instruments

The Company is a party to certain derivative and other financial instruments that are used for trading activities of the Company, to meet the needs of customers, and to change the impact on the Company's operating results due to market fluctuations in currency or interest rates.

Credit risk is defined as the possibility that a loss may occur from the failure of another party to perform in accordance with the terms of the contract, which exceeds the value of the existing collateral, if any. The Company utilizes master netting agreements in order to reduce its exposure to credit risk. Master netting agreements mitigate credit risk by permitting the offset of amounts due from and to individual counterparties in the event of default. Market risk is the possibility that future changes in market conditions may make the financial instrument less valuable.

Trading Activities in Derivative Instruments

Derivative instruments used for trading purposes are carried at fair value. The following table reflects the Company's positions relating to trading activities in derivative instruments. Trading activities include both activities for the Company's own account and as an accommodation for customers. At December 31, 2002 and 2003, the majority of the Company's derivative transactions for customers were essentially offset by contracts with other counterparties.

Note 16—Derivative Instruments (Continued)

The following is a summary of derivative instruments held or written for trading purposes and customer accommodations.

	December 31,					
	2002			2003		
(Dollars in thousands)	Unrealized Gains	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Unrealized Losses	Estimated Fair Value
Held or Written for Trading Purposes and Customer Accommodations						
Foreign exchange forward contracts:						
Commitments to purchase	$ 36,508	$ (2,182)	$ 34,326	$ 48,675	$ (404)	$ 48,271
Commitments to sell	1,655	(37,221)	(35,565)	401	(48,762)	(48,361)
Foreign exchange OTC options:						
Options purchased	—	(863)	(863)	—	(72)	(72)
Options written	863	—	863	72	—	72
Currency swap agreements:						
Commitments to pay	1,581	—	1,581	483	—	483
Commitments to receive	—	(1,548)	(1,548)	—	(474)	(474)
Interest rate contracts:						
Caps purchased	5,514	—	5,514	4,027	—	4,027
Floors purchased	4,459	—	4,459	222	—	222
Caps written	—	(5,514)	(5,514)	—	(4,027)	(4,027)
Floors written	—	(4,459)	(4,459)	—	(222)	(222)
Swap contracts:						
Pay fixed/receive variable	—	(150,861)	(150,861)	3,517	(95,039)	(91,522)
Pay variable/receive fixed	158,738	—	158,738	103,681	(1,573)	102,108
	209,318			161,078		
Effect of master netting agreements	(92,803)			(58,724)		
Total credit exposure	$116,515			$102,354		

Derivative Instruments and Other Financial Instruments Used for Hedging

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. All derivatives, whether designated as a hedge, or not, are required to be recorded on the balance sheet at fair value. SFAS No. 133 requires that derivative instruments used to hedge be identified specifically to assets, liabilities, firm commitments or anticipated transactions and be expected to be effective throughout the life of the hedge. Derivative instruments that do not qualify as either a fair value or cash flow hedge are valued at fair value and classified as trading account assets with the resultant gain or loss recognized in current earnings. At adoption of SFAS No. 133, the Company recognized a loss of $6 million ($4 million, net of tax), which is included in noninterest expense. Additionally, the adoption of SFAS No. 133 resulted in a cumulative effect of a change in accounting principle on accumulated other comprehensive income, net of tax, of $22 million in unrealized gain.

Note 16—Derivative Instruments (Continued)

Derivative positions are integral components of the Company's designated asset and liability management activities. The Company uses interest rate derivatives to manage the sensitivity of the Company's net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily LIBOR-based commercial loans, certificates of deposit, trust notes, medium-term notes and subordinated debt.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans and Certificates of Deposit

The Company engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., US dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument is identical. Cash flow hedging strategies include the utilization of purchased floor, cap, corridor options and interest rate swaps. At December 31, 2003, the weighted average life of these cash flow hedges is approximately 1.5 years.

The Company uses purchased interest rate floors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments received under the floor contract offset the decline in loan interest income caused by the relevant LIBOR index falling below the floor's strike rate.

The Company uses interest rate floor corridors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the floor corridor contracts offset the decline in loan interest income caused by the relevant LIBOR index falling below the corridor's upper strike rate, but only to the extent the index falls to the lower strike rate. The corridor will not provide protection from declines in the relevant LIBOR index to the extent it falls below the corridor's lower strike rate.

The Company uses interest rate collars to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the collar contracts offset the decline in loan interest income caused by the relevant LIBOR index falling below the collar's strike rate while net payments to be paid will reduce the increase in loan interest income caused by the LIBOR index rising above the collar's cap strike rate.

The Company uses interest rate swaps to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments to be received (or paid) under the swap contracts will offset the fluctuations in loan interest income caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the loans' interest income caused by changes in the relevant LIBOR index.

The Company uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate negotiable certificates of deposit (CD). In these hedging relationships, the Company hedges the LIBOR component of the CD rates, which is either 3-month LIBOR or 6-month LIBOR, based on the CDs' original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contract offset the increase in interest expense caused by the relevant LIBOR index rising above the cap's strike rate.

The Company uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and roll-over of short-term, fixed rate, negotiable CDs. In these hedging relationships, the

Note 16—Derivative Instruments (Continued)

Company hedges the LIBOR component of the CD rates, either 1-month LIBOR, 3-month LIBOR, or 6-month LIBOR, based on the original term to maturity of the CDs, which reflects their repricing frequency. Net payments to be received under the cap corridor contracts offset the increase in deposit interest expense caused by the relevant LIBOR index rising above the corridor's lower strike rate, but only to the extent the index rises to the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor's upper strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge matches those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. In 2003, the Company recognized a net gain of $0.5 million due to ineffectiveness, which is recognized in noninterest expense, compared to a net gain of $0.4 million in 2002.

For cash flow hedges, based upon amounts included in accumulated other comprehensive income at December 31, 2003, the Company expects to include approximately $57 million in net interest income during 2004. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to December 31, 2003.

Fair Value Hedges

Hedging Strategy for UnionBanCal Corporation—Junior Subordinated Debt Payable to Subsidiary Grantor Trust (Trust Notes)

The Company engages in an interest rate hedging strategy in which an interest rate swap is associated with a specific interest bearing liability, UnionBanCal Corporation's Trust Notes, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, US dollar LIBOR.

Fair value hedging transactions are structured at inception so that the notional amounts of the swap match an associated principal amount of the Trust Notes. The interest payment dates, the expiration date, and the embedded call option of the swap match those of the Trust Notes. The ineffectiveness on the fair value hedges during 2003 was a net loss of $0.1 million, compared to a net gain of $0.6 million in 2002.

Hedging Strategy for Medium-Term Notes

The Company engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability, UnionBanCal Corporation's five-year, medium-term debt issuance, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, US dollar LIBOR.

The fair value hedging transaction for the medium-term notes was structured at inception to mirror all of the provisions of the medium-term notes, which allows the Company to assume that no ineffectiveness exists.

Note 16—Derivative Instruments (Continued)

Hedging Strategy for Subordinated Debt

The Company engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability, UnionBanCal Corporation's ten-year, subordinated debt issuance, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, US dollar LIBOR.

The fair value hedging transaction for the subordinated debt was structured at inception to mirror all of the provisions of the subordinated debt, which allows the Company to assume that no ineffectiveness exists.

Other

The Company uses To-Be-Announced (TBA) contracts to fix the price and yield of anticipated purchases or sales of mortgage-backed securities that will be delivered at an agreed upon date. This strategy hedges the risk of variability in the cash flows to be paid or received upon settlement of the TBA contract.

Note 16—Derivative Instruments (Continued)

The following table reflects summary information on the Company's derivative contracts used to hedge or modify the Company's risk as of December 31, 2002 and 2003.

	December 31, 2002				December 31, 2003			
	Unamortized Premiums	Unrealized Gains	Unrealized Losses	Estimated Fair Value	Unamortized Premiums	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Held for Asset and Liability Management Purposes								
Fair Value Hedges and Hedged Items:								
Interest rate swap contracts:								
Pay variable/receive fixed	$ —	$ 14,041	$ —	$ 14,041	$ —	$ 1,538	$ —	$ 1,538
Trust preferred securities	—	—	(15,697)	(15,697)	—	—	—	—
Trust notes	—	—	—	—	—	—	(3,115)	(3,115)
Medium-term debt interest rate swap	—	18,639	—	18,639	—	14,605	—	14,605
Medium-term note	—	—	(18,639)	(18,639)	—	—	(14,605)	(14,605)
Subordinated debt interest rate swap	—	—	—	—	—	7,540	—	7,540
Subordinated debt	—	—	—	—	—	—	(7,540)	(7,540)
Currency Swap Agreements:								
Commitments to pay	—	508	—	508	—	—	—	—
Foreign currency loan	—	—	(507)	(507)	—	—	—	—
Cash Flow Hedges:								
Interest rate option contracts:								
Caps purchased	2,413	—	(2,323)	89	2,436	—	(1,867)	569
Caps written	—	—	(443)	(443)	—	—	(195)	(195)
Floors purchased	1,142	35,227	—	36,369	2,624	6,770	—	9,394
Interest rate swap contracts:								
Pay variable/receive fixed	—	133,915	—	133,915	—	68,958	—	68,958

Note 17—Restrictions on Cash and Due from Banks, Securities, Loans and Dividends

Federal Reserve Board regulations require the Bank to maintain reserve balances based on the types and amounts of deposits received. Average reserve balances were approximately $195 million and $202 million for the years ended December 31, 2002 and 2003, respectively.

As of December 31, 2002 and 2003, securities carried at $2.2 billion and $2.6 billion and loans of $6.4 billion and $9.6 billion, respectively, were pledged as collateral for borrowings, to secure public and trust department deposits, and for repurchase agreements as required by contract or law.

The Federal Reserve Act restricts the extension of credit by the Bank to BTM and affiliates and to the Company and its non-bank subsidiaries and requires that such loans be secured by certain types of collateral. At December 31, 2003, $71.8 million remained outstanding on eight Bankers Commercial Corporation notes payable to the Bank. The respective notes were fully collateralized with equipment leases pledged by Bankers Commercial Corporation.

Note 17—Restrictions on Cash and Due from Banks, Securities, Loans and Dividends (Continued)

The payment of dividends by the Bank to the Company is subject to the approval of the Office of the Comptroller of the Currency (OCC) if the total of all dividends declared in any calendar year exceeds certain calculated amounts. The payment of dividends is also limited by minimum capital requirements imposed on national banks by the OCC. At December 31, 2003, the Bank could have declared dividends aggregating $364.0 million without prior regulatory approval.

Note 18—Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's Consolidated Financial Statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and the Bank's prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies such as the Company.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to quarterly average assets (as defined). Management believes, as of December 31, 2002 and 2003, that the Company and the Bank met all capital adequacy requirements to which they are subject.

On February 19, 1999, the Company issued $350 million of trust preferred securities, which qualify as Tier 1 capital. See Note 12 for a complete description of these securities.

On December 8, 2003, the Company issued $400 million of subordinated notes, which qualify as Tier 2 capital. See Note 11 of this Annual Report for a complete description of these notes.

As of December 31, 2002 and 2003, the most recent notification from the OCC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Bank must maintain a minimum total risk-based capital ratio of 10 percent, a Tier 1 risk-based capital ratio of 6 percent, and a Tier 1 leverage ratio of 5 percent. There are no conditions or events since that notification that management believes have changed the Bank's category.

Note 18—Regulatory Capital Requirements (Continued)

The Company's and the Bank's capital amounts and ratios are presented in the following tables:

	Actual		For Capital Adequacy Purposes	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
Capital Ratios for the Company:				
As of December 31, 2002:				
Total capital (to risk-weighted assets)	$4,241,095	12.93%	≥$2,624,915	≥8.0%
Tier 1 capital (to risk-weighted assets)	3,667,237	11.18	≥ 1,312,458	≥4.0
Tier 1 capital (to quarterly average assets)[1]	3,667,237	9.75	≥ 1,503,800	≥4.0
As of December 31, 2003:				
Total capital (to risk-weighted assets)	$4,684,073	14.14%	≥$2,650,673	≥8.0%
Tier 1 capital (to risk-weighted assets)	3,747,884	11.31	≥ 1,325,336	≥4.0
Tier 1 capital (to quarterly average assets)[1]	3,747,884	9.03	≥ 1,660,273	≥4.0

[1] Excludes certain intangible assets.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Capital Ratios for the Bank:						
As of December 31, 2002:						
Total capital (to risk-weighted assets)	$3,818,782	11.87%	≥$2,572,884	≥8.0%	≥$3,216,105	≥10.0%
Tier 1 capital (to risk-weighted assets)	3,334,720	10.37	≥ 1,286,442	≥4.0	≥ 1,929,663	≥ 6.0
Tier 1 capital (to quarterly average assets)[1]	3,334,720	9.01	≥ 1,480,773	≥4.0	≥ 1,850,966	≥ 5.0
As of December 31, 2003:						
Total capital (to risk-weighted assets)	$3,863,138	11.88%	≥$2,602,081	≥8.0%	≥$3,252,602	≥10.0%
Tier 1 capital (to risk-weighted assets)	3,395,519	10.44	≥ 1,301,041	≥4.0	≥ 1,951,561	≥ 6.0
Tier 1 capital (to quarterly average assets)[1]	3,395,519	8.30	≥ 1,636,861	≥4.0	≥ 2,046,076	≥ 5.0

[1] Excludes certain intangible assets.

Note 19—Earnings per Share

Basic EPS is computed by dividing net income after preferred dividends by the weighted average number of common shares outstanding during the period. For all periods presented, there were no dividends on preferred stock. Diluted EPS is computed based on the weighted average number of common shares outstanding

Note 19—Earnings per Share (Continued)

adjusted for common stock equivalents, which include stock options. The following table presents a reconciliation of basic and diluted EPS for the years ended December 31, 2001, 2002 and 2003:

	December 31,					
	2001		2002		2003	
(Amounts in thousands, except per share data)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$481,428	$481,428	$527,903	$527,903	$587,139	$587,139
Weighted average common shares outstanding	157,845	157,845	154,758	154,758	148,917	148,917
Additional shares due to:						
Assumed conversion of dilutive stock options	—	778	—	1,657	—	1,728
Adjusted weighted average common shares outstanding	157,845	158,623	154,758	156,415	148,917	150,645
Net income per share	$ 3.05	$ 3.04	$ 3.41	$ 3.38	$ 3.94	$ 3.90

Options to purchase 2,234,080 shares of common stock with the range from $32.63 to $44.56 per share were outstanding but not included in the computation of diluted EPS in 2001. Options to purchase 2,869,052 shares of common stock with the range from $43.25 to $48.51 per share were outstanding but not included in the computation of diluted EPS in 2002. Options to purchase 170,721 shares of common stock with the range from $47.14 to $57.15 per share were outstanding but not included in the computation of diluted EPS in 2003. These options to purchase shares were not included in the computation of diluted EPS in each of the years 2001, 2002, and 2003 because they were anti-dilutive.

Note 20—Other Comprehensive Income

The following table presents the components of other comprehensive income and the related tax effect allocated to each component:

(Dollars in thousands)	Before Tax Amount	Tax Effect	Net of Tax
2001:			
Cumulative effect of the change in accounting principle for derivatives and hedging activities	$ 35,959	$ (13,754)	$ 22,205
Cash flow hedge activities:			
Unrealized net gains on hedges	117,687	(45,015)	72,672
Less: reclassification adjustment for net gains on hedges included in net income	(51,881)	19,844	(32,037)
Net change in unrealized gains on hedges	65,806	(25,171)	40,635
Securities available for sale:			
Unrealized holding gains arising during the year on securities available for sale	90,928	(34,780)	56,148
Less: reclassification adjustment for net gains on securities available for sale included in net income	(23,896)	9,140	(14,756)
Net change in unrealized gains on securities available for sale	67,032	(25,640)	41,392
Foreign currency translation adjustments	(1,642)	628	(1,014)
Minimum pension liability adjustment	(275)	105	(170)
Other comprehensive income	$ 166,880	$ (63,832)	$ 103,048
2002:			
Cash flow hedge activities:			
Unrealized net gains on hedges	$ 183,517	$ (70,195)	$ 113,322
Less: reclassification adjustment for net gains on hedges included in net income	(116,266)	44,472	(71,794)
Net change in unrealized gains on hedges	67,251	(25,723)	41,528
Securities available for sale:			
Unrealized holding gains arising during the year on securities available for sale	106,436	(40,712)	65,724
Less: reclassification adjustment for net gains on securities available for sale included in net income	(2,502)	957	(1,545)
Net change in unrealized gains on securities available for sale	103,934	(39,755)	64,179
Foreign currency translation adjustments	2,520	(964)	1,556
Minimum pension liability adjustment	(165)	63	(102)
Other comprehensive income	$ 173,540	$ (66,379)	$ 107,161

Note 20—Other Comprehensive Income (Continued)

(Dollars in thousands)	Before Tax Amount	Tax Effect	Net of Tax
2003:			
Cash flow hedge activities:			
Unrealized net gains on hedges	$ 41,982	$ (16,058)	$ 25,924
Less: reclassification adjustment for net gains on hedges included in net income	(140,091)	53,585	(86,506)
Net change in unrealized losses on hedges	(98,109)	37,527	(60,582)
Securities available for sale:			
Unrealized holding losses arising during the year on securities available for sale	(192,983)	73,816	(119,167)
Less: reclassification adjustment for net gains on securities available for sale included in net income	(9,309)	3,561	(5,748)
Net change in unrealized losses on securities available for sale	(202,292)	77,377	(124,915)
Foreign currency translation adjustments	577	(221)	356
Minimum pension liability adjustment	(4,390)	1,679	(2,711)
Other comprehensive income	$(304,214)	$116,362	$(187,852)

The following table presents accumulated other comprehensive income balances:

(Dollars in thousands)	Net Unrealized Gains (Losses) on Cash Flow Hedges	Net Unrealized Gains (Losses) on Securites Available For Sale	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2000	$ —	$ 41,879	$(11,191)	$ (803)	$ 29,885
Cumulative effect of accounting change, net of tax	22,205	—	—	—	22,205
Change during the year	40,635	41,392	(1,014)	(170)	80,843
Balance, December 31, 2001	$ 62,840	$ 83,271	$(12,205)	$ (973)	$ 132,933
Change during the year	41,528	64,179	1,556	(102)	107,161
Balance, December 31, 2002	$104,368	$147,450	$(10,649)	$(1,075)	$ 240,094
Change during the year	(60,582)	(124,915)	356	(2,711)	(187,852)
Balance, December 31, 2003	$ 43,786	$ 22,535	$(10,293)	$(3,786)	$ 52,242

Note 21—Commitments, Contingencies and Guarantees

The following table summarizes the Company's significant commitments:

(Dollars in thousands)	December 31, 2002	December 31, 2003
Commitments to extend credit	$12,872,063	$13,531,518
Standby letters of credit	2,483,871	2,748,612
Commercial letters of credit	279,653	195,915
Commitments to fund principal investments	58,556	56,005

Commitments to extend credit are legally binding agreements to lend to a customer provided there are no violations of any condition established in the contract. Commitments have fixed expiration dates or other termination clauses and may require maintenance of compensatory balances. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash-flow requirements.

Standby and commercial letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party, while commercial letters of credit are issued specifically to facilitate foreign or domestic trade transactions. The majority of these types of commitments have terms of one year or less. At December 31, 2003, the carrying value of the Company's standby and commercial letters of credit, which is included in Other Liabilities on the consolidated balance sheet, totaled $6 million.

The credit risk involved in issuing loan commitments and standby and commercial letters of credit is essentially the same as that involved in extending loans to customers and is represented by the contractual amount of these instruments. Collateral may be obtained based on management's credit assessment of the customer.

Principal investments include direct investments in private and public companies and indirect investments in private equity funds. The Company issues commitments to provide equity and mezzanine capital financing to private and public companies through either direct investments in specific companies or through investment funds and partnerships. The timing of future cash requirements to fund such commitments is generally dependent on the investment cycle. This cycle, the period over which privately-held companies are funded by private equity investors and ultimately sold, merged, or taken public through an initial offering, can vary based on overall market conditions as well as the nature and type of industry in which the companies operate.

The Company has contingent consideration agreements that guarantee additional payments to acquired insurance agencies' stockholders based on the agencies' future performance in excess of established revenue and/or earnings before interest, taxes, depreciation and amortization (EBITDA) thresholds. If the insurance agencies' future performance exceeds these thresholds during a three-year period, the Company will be liable to make payments to former stockholders. As of December 31, 2003, the Company has a maximum exposure of $9 million for these agreements, which expire December 2006.

Note 21—Commitments, Contingencies and Guarantees (Continued)

The Company is fund manager for limited liability corporations issuing low-income housing investments. Low-income housing investments provide tax benefits to investors in the form of tax deductions from operating losses and tax credits. To facilitate the sale of these investments, the Company guarantees the timely completion of projects and delivery of tax benefits throughout the investment term. Guarantees may include a minimum rate of return, the availability of tax credits, and operating deficit thresholds over a ten-year average period. Additionally, the Company receives project completion and tax credit guarantees from the limited liability corporations issuing the investments that reduce the Company's ultimate exposure to loss. As of December 31, 2003, the Company's maximum exposure to loss under these guarantees is limited to a return of investor's capital and minimum investment yield, or $111 million. The Company maintains a reserve of $4 million for these guarantees.

The Company has rental commitments under long-term operating lease agreements. For detail of these commitments see Note 5 to the Consolidated Financial Statements included in this Annual Report.

The Company conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. The amount of securities lent with indemnification was $1,521 million and $1,232 million at December 31, 2002 and 2003, respectively. The market value of the associated collateral was $1,558 million and $1,268 million at December 31, 2002 and 2003, respectively.

The Company is subject to various pending and threatened legal actions that arise in the normal course of business. The Company maintains reserves for losses from legal actions that are both probable and estimable. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Company's financial position or results of operations.

Note 22—Transactions With Affiliates

The Company had, and expects to have in the future, banking transactions and other transactions in the ordinary course of business with BTM and with its affiliates. During 2001, 2002 and 2003, such transactions included, but were not limited to, participation, servicing and remarketing of loans and leases, purchase and sale of acceptances, interest rate derivatives and foreign exchange transactions, funds transfers, custodianships, electronic data processing, investment advice and management, deposits and credit examination, and trust services. In the opinion of management, such transactions were made at prevailing rates, terms, and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, some compensation for services rendered to the Company is paid to the expatriate officers from BTM, and reimbursed by the Company to BTM under a service agreement.

The Company has guarantees that obligate it to perform if its affiliates are unable to discharge their obligations. These obligations include guarantee of trust preferred securities (see Note 12), commercial paper obligations and leveraged lease transactions. Guarantees issued by the Bank for an affiliate's commercial paper program are done in order to facilitate their sale. As of December 31, 2003, the Bank had a maximum exposure to loss under these guarantees of $542.4 million, which have an average term of less than one year. The Bank's guarantee is fully collateralized by a pledged deposit. UnionBanCal Corporation guarantees its subsidiaries leveraged lease transactions, which have terms ranging from fifteen to thirty years. Following the

Note 22—Transactions With Affiliates (Continued)

original funding of the leveraged lease transactions, UnionBanCal Corporation has no material obligation to be satisfied. As of December 31, 2003, UnionBanCal Corporation had no exposure to loss for these agreements.

Note 23—Business Segments

The Company is organized based on the products and services that it offers and operates in four principal areas:

- The Community Banking and Investment Services Group offers a range of banking services, primarily to individuals and small businesses, delivered generally through a tri-state network of branches and ATM's. These services include commercial loans, mortgages, home equity lines of credit, consumer loans, deposit services and cash management as well as fiduciary, private banking, investment and asset management services for individuals and institutions, and risk management and insurance products for businesses and individuals.
- The Commercial Financial Services Group provides credit and cash management services to large corporate and middle-market companies. Services include commercial and project loans, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products.
- The International Banking Group primarily provides correspondent banking and trade-finance products and services to financial institutions. The group's revenue predominately relates to foreign customers.
- The Global Markets Group manages the Company's wholesale funding needs, securities portfolio, and interest rate and liquidity risks. The group also offers a broad range of risk management and trading products to institutional and business clients of the Company through the businesses described above.

The information, set forth in the table on the following page, reflects selected income statement and balance sheet items by business unit. The information presented does not necessarily represent the business units' financial condition and results of operations were they independent entities. Unlike financial accounting, there is no authoritative body of guidance for management accounting equivalent to US GAAP. Consequently, reported results are not necessarily comparable with those presented by other companies. Included in the table are the amounts of goodwill for each reporting unit as of December 31, 2002 and 2003. Prior to January 1, 2002, most of the goodwill was reflected at the corporate level in "Other." Substantially all of the goodwill reflected on the Consolidated Balance Sheet is attributed to the Community Banking and Investment Services Group.

The information in this table is derived from the internal management reporting system used by management to measure the performance of the business segments and the Company overall. The management reporting system assigns balance sheet and income statement items to each business segment based on internal management accounting policies. Net interest income is determined by the Company's internal funds transfer pricing system, which assigns a cost of funds or a credit for funds to assets or liabilities based on their type, maturity or repricing characteristics. Noninterest income and expense directly attributable to a business segment are assigned to that business. Certain indirect costs, such as operations and technology expense, are allocated to the segments based on studies of billable unit costs for product or data processing. Other indirect costs, such as corporate overhead, are allocated to the business segments based on a predetermined percentage of usage. Under the Company's risk-adjusted return on capital (RAROC)

Note 23—Business Segments (Continued)

methodology, credit expense is charged to business segments based upon expected losses arising from credit risk. In addition, the attribution of economic capital is related to unexpected losses arising from credit, market and operational risks.

"Other" is comprised of goodwill amortization for periods prior to January 1, 2002, certain parent company non-bank subsidiaries, the elimination of the fully taxable-equivalent basis amount, the amount of the provision for credit losses over/(under) the RAROC expected loss for the period, the earnings associated with the unallocated equity capital and allowance for credit losses, and the residual costs of support groups. In addition, it includes the Pacific Rim Corporate Group, which offers financial products to Japanese-owned subsidiaries located in the US. On an individual basis, none of the items in "Other" are significant to the Company's business.

The business units' results for the prior periods have been restated to reflect changes in the transfer pricing methodology and any reorganization changes that may have occurred.

	Community Banking and Investment Services Group			Commercial Financial Services Group			International Banking Group		
	Years Ended December 31,			Years Ended December 31,			Years Ended December 31,		
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Results of operations (dollars in thousands):									
Net interest income	$ 689,618	$ 772,999	$ 884,863	$714,902	$678,759	$ 829,592	$39,498	$ 38,196	$ 40,917
Noninterest income	375,867	379,023	433,777	161,480	207,852	253,596	59,022	68,049	80,903
Total revenue	1,065,485	1,152,022	1,318,640	876,382	886,611	1,083,188	98,520	106,245	121,820
Noninterest expense	688,969	721,032	818,401	345,540	382,736	411,598	57,481	63,173	61,514
Credit expense (income)	41,612	33,628	31,716	149,635	190,402	159,027	4,424	1,905	2,103
Income (loss) before income tax expense (benefit)	334,904	397,362	468,523	381,207	313,473	512,563	36,615	41,167	58,203
Income tax expense (benefit)	128,101	151,991	179,210	128,362	100,734	170,434	14,005	15,746	22,263
Net income (loss)	$ 206,803	$ 245,371	$ 289,313	$252,845	$212,739	$ 342,129	$22,610	$ 25,421	$ 35,940
Total assets (dollars in millions):	$ 10,267	$ 11,973	$ 12,955	$ 16,454	$ 15,919	$ 14,368	$ 1,365	$ 1,985	$ 2,069

	Global Markets Group			Other			UnionBanCal Corporation		
	Years Ended December 31,			Years Ended December 31,			Years Ended December 31,		
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Results of operations (dollars in thousands):									
Net interest income	$ 18,874	$ (5,712)	$(254,047)	$ 61,150	$ 77,727	$ 67,741	$1,524,042	$1,561,969	$1,569,066
Noninterest income	19,633	10,104	7,674	52,064	20,247	18,303	668,066	685,275	794,253
Total revenue	38,507	4,392	(246,373)	113,214	97,974	86,044	2,192,108	2,247,244	2,363,319
Noninterest expense	24,095	16,000	16,261	75,751	114,024	100,579	1,191,836	1,296,965	1,408,353
Credit expense (income)	200	200	200	89,129	(51,135)	(118,046)	285,000	175,000	75,000
Income (loss) before income tax expense (benefit)	14,212	(11,808)	(262,834)	(51,666)	35,085	103,511	715,272	775,279	879,966
Income tax expense (benefit)	5,436	(4,517)	(100,534)	(42,060)	(16,578)	21,454	233,844	247,376	292,827
Net income (loss)	$ 8,776	$ (7,291)	$(162,300)	$ (9,606)	$ 51,663	$ 82,057	$ 481,428	$ 527,903	$ 587,139
Total assets (dollars in millions):	$ 6,983	$ 9,086	$ 11,704	$ 969	$ 1,207	$ 1,402	$ 36,038	$ 40,170	$ 42,498

Note 24—Condensed UnionBanCal Corporation Unconsolidated Financial Statements

Condensed Balance Sheets

(Dollars in thousands)	December 31, 2002	December 31, 2003
Assets		
Cash and cash equivalents	$ 477,825	$ 764,534
Investment in and advances to subsidiaries	4,184,208	4,177,859
Loans	2,940	833
Other assets	40,080	33,448
Total assets	$4,705,053	$4,976,674
Liabilities and Stockholders' Equity		
Commercial paper	$ 98,507	$ —
Other liabilities	53,476	51,810
Medium and long-term debt	418,360	820,488
Junior subordinated debt payable to subsidiary grantor trust	376,521	363,940
Total liabilities	946,864	1,236,238
Stockholders' equity	3,758,189	3,740,436
Total liabilities and stockholders' equity	$4,705,053	$4,976,674

Note 24—Condensed UnionBanCal Corporation Unconsolidated Financial Statements (Continued)

Condensed Statements of Income

(Dollars in thousands)	Years Ended December 31, 2001	2002	2003
Income:			
Dividends from bank subsidiary	$379,110	$486,300	$497,600
Dividends from nonbank subsidiaries	7,500	24,399	25,017
Interest income on advances to subsidiaries and deposits in bank	17,700	11,909	8,108
Other income	882	188	223
Total income	405,192	522,796	530,948
Expense:			
Interest expense	35,890	27,443	23,392
Other expense, net	4,683	620	5,188
Total expense	40,573	28,063	28,580
Income before income taxes and equity in undistributed net income of subsidiaries	364,619	494,733	502,368
Provision for credit losses	6	(1)	14
Income tax benefit	(8,409)	(6,108)	(7,740)
Income before equity in undistributed net income of subsidiaries	373,034	500,840	510,122
Equity in undistributed net income (loss) of subsidiaries:			
Bank subsidiary	100,361	61,164	104,552
Nonbank subsidiaries	8,033	(34,101)	(27,535)
Net Income	$481,428	$527,903	$587,139

Note 24—Condensed UnionBanCal Corporation Unconsolidated Financial Statements (Continued)

Condensed Statements of Cash Flows

	Years Ended December 31,		
(Dollars in thousands)	2001	2002	2003
Cash Flows from Operating Activities:			
Net income	$481,428	$527,903	$587,139
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(108,394)	(27,063)	(77,017)
Provision for credit losses	(6)	1	(14)
Other, net	(2,376)	11,412	(4,969)
Net cash provided by operating activities	370,652	512,253	505,139
Cash Flows from Investing Activities:			
Advances to subsidiaries	(23,967)	(23,733)	(64,950)
Repayment of advances to subsidiaries	16,965	29,460	12,155
Net cash (used in) provided by investing activities	(7,002)	5,727	(52,795)
Cash Flows from Financing Activities:			
Net decrease in short term borrowings	(883)	(579)	(98,507)
Proceeds from issuance of medium-term debt	200,000	—	398,548
Payments of cash dividends	(158,406)	(164,440)	(175,795)
Repurchase of common stock	(107,629)	(385,960)	(357,686)
Stock options exercised	13,733	75,311	70,944
Other, net	(1,323)	—	(3,139)
Net cash used in financing activities	(54,508)	(475,668)	(165,635)
Net increase in cash and due from banks	309,142	42,312	286,709
Cash and cash equivalents at beginning of year	126,371	435,513	477,825
Cash and cash equivalents at end of year	$435,513	$477,825	$764,534
Cash Paid During the Year for:			
Interest	$ 33,910	$ 27,665	$ 22,132
Income taxes	(271)	5,901	32,047

Note 25—Summary of Quarterly Financial Information (Unaudited)

Unaudited quarterly results are summarized as follows:

	2002 Quarters Ended			
(Dollars in thousands, except per share data)	March 31	June 30	September 30	December 31
Interest income	$462,380	$463,203	$463,113	$467,276
Interest expense	81,940	77,442	71,011	63,610
Net interest income	380,440	385,761	392,102	403,666
Provision for credit losses	55,000	50,000	40,000	30,000
Noninterest income	159,743	175,606	169,116	180,810
Noninterest expense	311,655	316,623	317,824	350,863
Income before income taxes	173,528	194,744	203,394	203,613
Income tax expense	58,751	64,802	65,163	58,660
Net income	$114,777	$129,942	$138,231	$144,953
Net income per common share—basic	$ 0.73	$ 0.83	$ 0.89	$ 0.96
Net income per common share—diluted	$ 0.73	$ 0.81	$ 0.88	$ 0.95
Dividends per share[(1)]	$ 0.25	$ 0.28	$ 0.28	$ 0.28

	2003 Quarters Ended			
(Dollars in thousands, except per share data)	March 31	June 30	September 30	December 31
Interest income	$446,404	$439,023	$447,494	$436,742
Interest expense	55,624	53,246	46,405	45,322
Net interest income	390,780	385,777	401,089	391,420
Provision for credit losses	30,000	25,000	20,000	—
Noninterest income	185,771	203,171	201,470	203,841
Noninterest expense	342,600	351,004	348,861	365,888
Income before income taxes	203,951	212,944	233,698	229,373
Income tax expense	68,434	68,186	78,653	77,554
Net income	$135,517	$144,758	$155,045	$151,819
Net income per common share—basic	$ 0.90	$ 0.96	$ 1.04	$ 1.04
Net income per common share—diluted	$ 0.89	$ 0.96	$ 1.02	$ 1.02
Dividends per share[(1)]	$ 0.28	$ 0.31	$ 0.31	$ 0.31

(1) Dividends per share reflect dividends declared on the Company's common stock outstanding as of the declaration date.

Note 26—Subsequent Events

On January 16, 2004, the Company completed the acquisition of Business Bank of California, a $704 million asset commercial bank headquartered in San Bernardino, California.

On February 19, 2004, the Company redeemed all $360.8 million of its outstanding 7⅜ percent Trust Notes, which were held by UnionBanCal Finance Trust I. The proceeds were applied by UnionBanCal Finance Trust I to simultaneously redeem all $350 million of its 7⅜ percent preferred securities at a price of $25 per share.

On February 19, 2004, the counterparty to the interest rate swap contracts terminated the contracts used by the Company to hedge the fixed-rate component on $200 million of the Trust Notes.

UnionBanCal Corporation and Subsidiaries
Management Statement

The management of UnionBanCal Corporation is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

We maintain a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with US GAAP. Management recognizes that even a highly effective internal control system has inherent risks, including the possibility of human error and the circumvention or overriding of controls, and that the effectiveness of an internal control system can change with circumstances. However, management believes that the internal control system provides reasonable assurance that errors or irregularities that could be material to the financial statements would be prevented or detected on a timely basis and corrected through the normal course of business. As of December 31, 2003, management believes that the internal controls are in place and operating effectively.

The Audit Committee of the Board of Directors is comprised entirely of directors who are independent of our management; it includes an audit committee technical expert and members with banking or related financial management expertise and who are not large customers of Union Bank of California, N.A. The Audit Committee has access to outside counsel. The Audit Committee is responsible for selecting the independent auditors subject to ratification by the stockholders. It meets periodically with management, the independent auditors, and the internal auditors to provide a reasonable basis for concluding that the Audit Committee is carrying out its responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring our financial, accounting, and auditing procedures in addition to reviewing our financial reports. The independent auditors and internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal controls for financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The financial statements have been audited by Deloitte & Touche LLP, independent auditors, who were given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors' report is presented on the following page.

/s/ NORIMICHI KANARI

Norimichi Kanari
President and Chief Executive Officer

/s/ TAKAHARU SAEGUSA

Takaharu Saegusa
Deputy Chairman of the Board

/s/ DAVID I. MATSON

David I. Matson
Executive Vice President and Chief Financial Officer

/s/ DAVID A. ANDERSON

David A. Anderson
Senior Vice President and Controller

Independent Auditors' Report

To the Stockholders and Directors of UnionBanCal Corporation:

We have audited the accompanying consolidated balance sheets of UnionBanCal Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UnionBanCal Corporation and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002 the Company changed its method of accounting for previously recognized goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

San Francisco, California
January 21, 2004
(February 19, 2004 as to Note 26)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, UnionBanCal Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIONBANCAL CORPORATION (Registrant)

By: /s/ NORIMICHI KANARI

Norimichi Kanari
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ DAVID I. MATSON

David I. Matson
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

By: /s/ DAVID A. ANDERSON

David A. Anderson
Senior Vice President and Controller
(Principal Accounting Officer)

Date: March 12, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of UnionBanCal Corporation and in the capacities and on the date indicated below.

Signature	Title
* David R. Andrews	Director
* L. Dale Crandall	Director
* Richard D. Farman	Director
* Stanley F. Farrar	Director
* Michael J. Gillfillan	Director
* Richard C. Hartnack	Director

Signature	Title
* Norimichi Kanari	Director
* Satoru Kishi	Director
* Monica C. Lozano	Director
* Mary S. Metz	Director
* Takahiro Moriguchi	Director
* J. Fernando Niebla	Director
* Charles R. Rinehart	Director
* Carl W. Robertson	Director
* Takaharu Saegusa	Director
* Tetsuo Shimura	Director
* Robert M. Walker	Director

*By: /s/ JOHN H. MCGUCKIN, JR.

John H. McGuckin, Jr.
Attorney-in-Fact

Dated: March 12, 2004